Capstone


Capstone
C1000

ANNUAL REPORT 2013



"One of our top priorities is to promote sustainable waste management and renewable energy. Working with Capstone gives us the technology and experience to deliver that to our customers."

—Shawn Garvey, Vice President Communications and Public Affairs, CleanWorld

DEAR FELLOW STOCKHOLDERS

Our company embarked on a transformation six years ago when Darren took the helm as President and CEO. Looking back to the end of fiscal 2007, Capstone was a small enterprise with $21 million in annual revenue, gross margin of negative 24%, and a market capitalization of approximately $153 million. Broad-based change throughout the organization was required to enable Capstone to capture its untapped potential and deliver results on behalf of all stakeholders. Through the process of internal improvements on multiple fronts and strong, strategic execution, Capstone has journeyed from a struggling, low-growth company to emerge as a high-growth global microturbine power generation leader.

Today, we are generating healthy compounded annual growth rates for revenue and product backlog along with positive and increasing double-digit gross margins. As our market capitalization approaches $300 million, our world-class operations serve a global footprint of customers with approximately 7,000 Capstone units shipped. Meanwhile, our sales network has expanded to approximately 100 distributors marketing Capstone products in 73 countries. Our low-emission, clean-and-green products are scalable from 30 kilowatts (kW) up to 10 megawatts (MW) for use in applications ranging from remote locations to city centers, and we are continually gaining market share in dynamic market segments requiring energy efficiency, affordability, and reliability through exceptionally clean power.


Market Capitalization
(Dollars in Millions)
$274
$153
FY07
FY13

None of these achievements would have been possible without the right team in place to make the critical decisions needed to turn strategies into actions. The Capstone team that we have assembled over the past six years has positioned our company for long-term success and has achieved impressive results in the process. Together we are determined to continue this record of success.

FOCUSED IN ALL THE RIGHT AREAS

Capstone's transformation required a collective alignment of operations, research and development, customer service, and sales and marketing initiatives in order to achieve our corporate goals. By focusing our resources in all the right areas, we have improved our path to profitability.

5 annual inventory turns
Vs. 1 in 2007

Operations

The implementation of lean manufacturing principles has dramatically improved our production efficiencies while eliminating waste in our processes. We are now able to manufacture and sell larger units at higher prices without significant increases to production labor and overhead costs. Since 2007, we have improved our annual inventory turns from 1 to 5 times while roughly doubling our unit output. With a current capacity utilization of approximately 35%, we have ample room for future production expansion with minimal incremental capital expenditures. In all aspects of supply chain management, manufacturing, and assembly, we have injected greater predictability into our operations, which in turn has led to improved cost control, increased margin, and reduced cash burn.

700
years of R&D team combined experience

Research & Development

Our R&D team is continuously improving our efficiency in delivering world-class products. The focus on a structured phase/gate product development process, applied with industry-recognized project management methodologies, ensures the right projects are delivering the technology maturity our customers expect. We are also working to leverage our team of talented technical and programmatic professionals, with more than 700 years of combined experience, to achieve best practices in all areas and foster continuous improvement.

The R&D team is focused on improving our existing product portfolio and ensuring they continue to comply with the most stringent distributed generation and engine emission regulatory requirements worldwide. We recently achieved UL certification of our C65 product line to support the growing demand to provide secure power to data centers and, working with key stakeholders, to address the emerging market for mobile applications. The team also continues to work closely with key partners, such as the U.S. Department of Energy (DOE), to innovate new microturbine technologies for high-efficiency combined cooling, heating, and power (CCHP) applications. These key efforts will spawn new

35%
current capacity utilization leaves ample room for production expansion

SUBSTANTIAL OPERATING LEVERAGE

By implementing lean manufacturing practices and improving production efficiencies, Capstone has maintained flat production labor and overhead while manufacturing and selling larger units at higher prices.

innovative products to the marketplace as we continue to focus on technology readiness and deliver value to our customers.

Customer Service

Over the past several years, we have bolstered our Customer Service resources to provide the most value possible to our customers. Today we have nearly 400 trained technicians in our customer service network with a worldwide geographic footprint. We now offer a comprehensive factory protection program (FPP) that makes Capstone solutions more competitive on maintenance costs and ensures optimal system performance over the product lifecycle. Not only does our market-leading FPP make the total cost of ownership more attractive and predictable, but it is also an excellent sales feature that better aligns our service offerings with customer requirements for value.

400
customer service technicians worldwide

Sales and Marketing

In Sales and Marketing, we have achieved impressive compounded annual revenue growth of 35% since fiscal 2007 through our focus on key markets that offer maximum potential. Myriad macroeconomic factors continue to drive our revenue and provide a promising landscape for future growth.



OPERATING LEVERAGE
Revenue
(Dollars in Millions)
Production Labor and Overhead
(Dollars in Millions)
$21.0
$31.3
$43.9
$61.6
$81.9
$109.4
$127.6
$8.5
$13.4
$14.7
$13.5
$13.4
$14.8
$14.6
FY07
FY08
FY09
FY10
FY11
FY12
FY13

Record low natural gas prices and the increased shale gas production in recent years have created a massive market in onshore and offshore oil and gas production areas where highly reliable sources of power generation are required. Research indicates that the increase in U.S. gas production will continue to accelerate for the next several decades. The oil and gas industry now represents over 50% of our annual revenue and continues to be our fastest growing market segment.

Scan QR code to watch our corporate video

Secure power for data centers is more crucial than ever, and today critical power supply customers are measuring their product return on investment on demonstrated power reliability and total system availability. Capstone excels in these areas and continues to capture market share with two dedicated products for secure power.

Ongoing product development has also enabled us to expand our presence in growing markets, including green buildings and transportation. The widespread corporate focus on cost reduction through energy efficiency and the broad implementation of green building practices, that satisfy societal and governmental mandates, are working in our favor globally. Capstone is also addressing increasing demand from the marine, transit bus, and heavy duty truck industries, which must comply with heightened emission control standards and new clean fuel initiatives.

ANNUAL REVENUE GROWTH


FY13
$128M
FY12
$109M
FY11
$82M
FY10
$62M
FY09
$44M
FY08
$31M
FY07
$21M

Thirty-five percent compounded annual growth since 2007

Across each of our markets, the quality, flexibility, and scalability of Capstone systems are designed to meet customer requirements for increasingly sophisticated product performance and capabilities. With substantial untapped opportunity in the markets we serve, our distributors are extremely motivated to sell as many of our products as possible.

OPERATIONAL EXECUTION DRIVING RECORD RESULTS

The progress we have made in transforming Capstone for long-term profitability is underscored by our outstanding financial results and key performance measures for fiscal 2013. Revenue increased 17% to $127.6 million for fiscal 2013 and gross margin was 11% compared to 5% for the prior year. This sets another new record for revenue and marks Capstone's first year of double-digit gross margin in the company's history. Backlog reached $148.9 million and our book-to-bill ratio was 1.1 to 1 for fiscal 2013, both a reflection of strong order momentum and expanding market opportunities. We closed fiscal 2013 with a healthy cash balance of $38.8 million.

GROSS MARGIN



11%
FY13
5%
FY12

POSITIONED FOR OUTSTANDING GROWTH AND MARGIN EXPANSION

Capstone has certainly come a long way toward reaching our profitability targets and creating value—and there is even greater opportunity ahead as we continue to work toward our long-term goals. As discussed above, fiscal 2013 was the best year in the company's history, and fiscal 2014 is expected to be another banner year for growth and margin expansion. We wish to thank our extraordinary team and all our supporters for sharing in our mission to make our clean, green, reliable, and economic power generation systems a mainstream solution.

Sincerely,

Gary D. Simon
Chairman of the Board

Darren R. Jamison
President and Chief Executive Officer

GLOBAL MARKET SEGMENTS

Capstone's clean-and-green microturbines are the cleanest combustion technology available today. The products, which run on a variety of fuel types, are extremely low maintenance because of their simple and effective design—only one moving part and a patented air-bearing system that requires no fluids, coolants, or lubricants. These award-winning systems are capable of producing anywhere from 30kW to 10MW of power at manufacturing plants, agricultural operations, offshore oil rigs, remote natural-gas pumping stations, data centers, and in hybrid electric vehicles (HEV) and marine applications around the world.

Energy Efficiency



In CHP and CCHP applications, low-emission Capstone microturbines can exceed 80% efficiency and are well suited for

Large Retailers
Hotels
Office Buildings
Hospitals



Combined Cooling, Heating & Power (CCHP)
Combined Heat & Power (CHP)
Boiler Retrofit
Digester, Wastewater & Landfill
Oil & Gas (on- and off-shore)
Data Center
Telecom
Power Rental
Hybrid Bus
Marine
$0.8
$3.2
$0.4
$0.7
$1.1
$2.9
$0.9
$1.0
$0.8
$2.9
$14.7
BILLION

Total Market Opportunity

Renewable Energy



Capstone microturbines cleanly burn waste gas to create high-efficiency renewable power and heat at

Wastewater Plants
Farm Digesters
Landfills

Oil, Gas & Other Natural Resources



Capstone offers low-maintenance onshore and offshore platform solutions including options for

Land Rigs
Gas Compression
Mining
Water Conversion

Critical Power Supply



Capstone's Secure Power is the world's first microturbine-powered UPS system that provides reliable prime power for

Data Centers
Telecom
Power Rental

Transportation Products



Capstone's microturbines operate in conjunction with the onboard battery pack to provide continuous electrical power to

Transit Buses
Heavy-duty Trucks
Work Boats
Cargo Ships


$0.09
$0.1
$0.1
$0.04
$0.32
$0.03
$1.5
BILLION
$0.18
$0.02
$0.31
$0.34

Management's Estimate of Potential Capture

Market Opportunity

Overall global opportunity for the markets we serve is $14.7 billion. Capstone estimates a potential capture of over $1.5 billion, with CHP, Digester, Wastewater and Landfill, and Oil & Gas making up over 60%.

BROAD SUITE OF PRODUCTS

Capstone clean-and-green microturbines are scalable from 30kW to 10MW and can operate on a variety of gaseous or liquid fuels. They emit very low emissions and offer up to 99% availability with the lowest total cost of ownership in the industry. By integrating an aero-based turbine engine, a magnetic generator, advanced power electronics, and maintenance-free air bearing technology, Capstone microturbines are an ideal solution for today's distributed generation needs.

up to 99% availability


Clean
Green

Capstone microturbines:

- Smart grid compatible
- Offer remote dispatch & diagnosis
- Feature a compact package

Operate:

- Continuously or on-demand
- Stand alone or grid connect
- Individually or multi-pack

Capstone offers comprehensive factory protection plans which minimize downtime and maintenance costs, ensuring the systems will operate when needed and perform as intended at the lowest total cost of ownership. For the times when help is needed, Capstone support services and our global network of local, factory-trained Authorized Service Providers are available to provide full-service assistance.



Capstone
Capstone
Capstone

All are multi-fuel capable:

- High- or low-pressure natural gas
- Biogas (landfill, wastewater treatment centers, anaerobic)
- Diesel
- Propane
- Kerosene

HIGHLIGHTS

In fiscal 2013, the majority of sales were in the United States and Canada, totalling 48% of revenue. Latin America followed with 21%, Europe, Middle East, and Africa provided a combined total of 20% and Asia Pacific was 11% of revenue. With distributors in over 73 countries marketing our products on every continent, Capstone is well-positioned to continue to strengthen its worldwide presence and increase revenue.

48%

UNITED STATES AND CANADA

- New application in a younger shale zone with an 8.2MW order from one of the largest oil and gas producers in the world for their oil production sites in the Mississippi Lime shale play.
- In the Western United States, our largest CHP site yet—4MW—was sold and is expected to be installed summer 2013.
- With the installation of six C65 ICHP microturbines, a luxury boat manufacturer in the Eastern United States has reduced the energy consumption at one of their buildings by 25%.
- Funded in part by the California Energy Commission's Public Interest Energy Research (PIER) Program, a large utility company in Southern California installed a Capstone Hybrid UPS system at their data center site.
- In Canada, 4MW of power was installed to eliminate the flaring of natural gas from the flare stack at processing plants.
- Two natural gas-fueled C65s were shipped to an orthopaedic and spine hospital in the Eastern United States. The system will replace a traditional boiler system and will provide the 40,000-square-foot (3,716-square-meter) facility with cooling, heating, and power.

21%

LATIN AMERICA

- First commercial project in Chile with the sale of four propane-fueled C65 ICHP microturbines to a ski resort isolated from the grid. The units will provide heat and power to the new 59,470-square-foot (5,525-square-meter) boutique resort.
- Growth into the Colombian oil and gas market with the sale of a 1.2MW system to a oil and gas production facility and a 800kW system to a gas transmission company.
- Start-up of the first C65 unit in a pipeline in Peru. The unit provides the station, which is isolated from the grid, all of its power requirements to operate efficiently.
- In Mexico, 35 diesel-fueled C200s were shipped to a remote Pacific coast island. The units provide power to a large, multi-building facility.

20%

EUROPE, MIDDLE EAST & AFRICA

- The first C1000 system combined with an innovative post-combustion 10 bar-steam generator was sold to a meat processing plant in Northern Italy, reducing plant CO_2 emissions approximately 580 tons per year.
- Our first Organic Rankine Cycle (ORC) system was commissioned at a landfill facility in Southern France. The ORC generates an extra 125kW from exhaust gas of a Capstone C1000, maximizing the overall efficiency of the plant without additional fuel consumption.
- Since the summer of 2012, a liquid-fueled C30 has provided onboard power and heat to the world's first microturbine-powered super yacht.
- In Germany, a local brewery installed a C200 fueled by biogas produced through anaerobic fermentation from the manufacturing residues composed mostly of mash. The power generated is used for brewing processes, production, and bottling of beer.
- The first digester gas-fueled C65 microturbine for off-grid operation was shipped to a South African farm. The system will allow continued operation on anaerobic digester gas in the event of grid failure.

11%

ASIA PACIFIC

- In Thailand, a state-owned oil and gas company purchased five stand-alone C65s, which will primarily power a remote natural gas pipeline metering station with excess power being distributed to a nearby village isolated from the grid.
- A C800, fueled by biogas from an animal-waste digester, was commissioned at one of the Philippines' most progressive integrated hog and poultry layer farms.
- Two C200 microturbines, which were selected for their reliability when operating in the harsh environmental conditions present at the project site, were sold to a Chinese petroleum company for a wellhead-gas pipeline project.
- A high-tech egg farm in Singapore purchased a C1000 that will power the farm's six large climate controlled layer houses and two grower houses, with exhaust heat used to dry spent grain for chicken feed.

NEW PRODUCT DEVELOPMENT

Capstone continues to focus on new innovative microturbine solutions for power generation markets while meeting the changing international regulatory environment for distributed generation. Our team, comprised of experienced practitioners in engineering and program management, is focused on delivering value by exceeding customer reliability and maintainability expectations, and supporting profitable growth.

The product development organization has begun a transformation process to drive a highly structured approach to be successful in commercializing new products and facilitating value creation of critical R&D investments.

With Capstone's exceptional revenue growth and international market presence, our products must meet customer expectations and reliability objectives upon first launch. Our unwavering commitment to structured product development and project management



processes is the foundation for strong execution and will drive innovative solutions that differentiate our products in the marketplace.

The product development team is working on several projects to drive compliance of our electrical equipment based on a new regulatory requirement and to improve power and efficiency of our microturbine engines. Below is a summary of two major projects underway.

New European Regulation

Our C30, C65, C200, and C1000 series product lines are currently being upgraded to be compliant with the new VDE-AR-N 4105 requirement in Europe. This new regulation imposes stringent requirements for the network of decentralized power generation so that power can be fed into the grid smoothly and efficiently. The required changes to both software and hardware components of our systems will give the customer increased functionality and seamless integration to the grid for increased economics.

Scan QR code to watch our innovation video

C250/C370 Development

A C250 proof of concept development unit successfully achieved 270kW of power in the Capstone laboratories. This critical milestone demonstrates the system's basic aero-performance operability of the design and allows engineers to move forward with additional optimization required for commercialization. The project is also an important step in developing an ultra high-efficiency/high-power density dual spool engine as part of the C370kW CHP program being sponsored by the DOE. The efficiency and power improvements on both the C250 and C370 are key to Capstone's future growth and will be a significant competitive discriminator in the distributed energy market.

Our team, comprised of experienced practitioners in engineering and program management, is focused on delivering value by exceeding customer reliability and maintainability expectations, and supporting profitable growth.

KEY ANNUAL FINANCIAL DATA

Dollars in millions except gross margin, shares outstanding, loss per share, megawatts, units shipped, and average sales price.

	FY13	FY12	FY11	FY10	FY09	FY13 Y/Y
Revenue	127.6	109.4	81.9	61.6	43.9	17%
Gross Margin (Loss) %	11%	5%	- 1%	- 14%	- 12%	600 bps
Research and Development	9.0	8.2	7.0	7.0	8.1	10%
Selling, General, and Administrative	27.4	28.9	26.2	28.4	28.6	- 5%
Loss from Operations	(22.0)	(31.7)	(33.7)	(43.8)	(42.1)	- 31%
Change in Fair Value of Warrant Liability	0.8	14.0	(3.7)	(22.9)	-	- 94%
Provision (Benefit) for Income Taxes	0.7	0.2	0.2	(0.1)	0.1	250%
Net Loss	(22.6)	(18.8)	(38.5)	(67.2)	(41.7)	20%
Weighted Average Shares Outstanding (in millions)	302.2	266.9	245.9	199.6	164.5	13%
Loss per Share	(0.07)	(0.07)	(0.16)	(0.34)	(0.25)	-
Stock-Based Compensation Expense	1.6	1.7	2.4	4.6	3.4	- 6%
Depreciation and Amortization	2.8	3.4	3.8	3.5	3.0	- 18%
Capital Expenditures	1.2	1.4	1.0	2.0	6.8	- 14%
Cash and Cash Equivalents	38.8	50.0	33.5	47.3	19.5	- 22%

See also Notes to our Condensed Consolidated Financial Statements.

Supplemental Data (Unaudited)

	FY13	FY12	FY11	FY10	FY09	FY13 Y/Y
Net Cash Used in Operating Activities	(17.1)	(21.4)	(21.9)	(34.6)	(55.5)	- 20%
– Acquisition of and Deposits on Equipment and Leasehold Improvements	(1.2)	(1.4)	(1.0)	(2.0)	(6.8)	- 14%
= Free cash flow	(18.3)	(22.8)	(22.9)	(36.6)	(62.3)	- 20%
New Orders	112.6	122.5	86.5	73.5	66.0	- 8%
New Orders in Megawatts	107.2	136.3	91.9	77.2	76.6	- 21%
Microturbine Units Shipped	628	627	611	499	494	0%
Megawatts Shipped	103.2	96.1	69.7	52.8	34.1	7%
Total Backlog	148.9	139.0	106.4	86.3	61.5	7%
Microturbine Average Sales Price (in thousands)	163	143	109	98	66	14%



Total Backlog
(in Millions)
61.5
86.3
106.4
139.0
148.9
FY09 FY10 FY11 FY12 FY13



Revenue
(in Millions)
43.9
61.6
81.9
109.4
127.6
FY09 FY10 FY11 FY12 FY13



Gross Margin
-12%
-14%
-1%
5%
11%
FY09 FY10 FY11 FY12 FY13

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended March 31, 2013

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 001-15957

CAPSTONE TURBINE CORPORATION
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	**95-4180883** (I.R.S. Employer Identification No.)
21211 Nordhoff Street, Chatsworth, California (Address of principal executive offices)	**91311** (Zip Code)

(818) 734-5300
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of exchange on which registered
Common Stock, par value $.001 per share Series A Preferred Stock Purchase Rights	NASDAQ Global Market

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the shares of Common Stock of the registrant held by non-affiliates on September 30, 2012 was approximately $304.4 million.

As of June 6, 2013, there were 304,762,788 shares of the registrant's Common Stock issued and outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive proxy statement relating to the registrant's 2013 annual meeting of stockholders are incorporated by reference into Part III of this report to the extent described therein.

CAPSTONE TURBINE CORPORATION

FORM 10-K

TABLE OF CONTENTS

PART I

Item 1. Business.

Overview

Capstone Turbine Corporation ("Capstone" or the "Company") develops, manufactures, markets and services microturbine technology solutions for use in stationary distributed power generation applications, including cogeneration (combined heat and power ("CHP"), integrated combined heat and power ("ICHP"), and combined cooling, heat and power ("CCHP")), renewable energy, natural resources and critical power supply. In addition, our microturbines can be used as battery charging generators for hybrid electric vehicle applications. Microturbines allow customers to produce power on-site in parallel with the electric grid or stand alone when no utility grid is available. Several technologies are used to provide "on-site power generation" (also called "distributed generation") such as reciprocating engines, solar power, wind powered systems and fuel cells. For customers who do not have access to the electric utility grid, microturbines provide clean, on-site power with lower scheduled maintenance intervals and greater fuel flexibility than competing technologies. For customers with access to the electric grid, microturbines provide an additional source of continuous duty power, thereby providing additional reliability and potential cost savings. With our stand-alone feature, customers can produce their own energy in the event of a power outage and can use microturbines as their primary source of power for extended periods. Because our microturbines also produce clean, usable heat energy, they provide economic advantages to customers who can benefit from the use of hot water, chilled water, air conditioning and heating. Our microturbines are sold primarily through our distributors. Our distributors install the microturbines. Service is provided primarily by our global distribution network. Together we offer new and remanufactured parts as well as a comprehensive Factory Protection Plan ("FPP"). Successful implementation of microturbines relies on the quality of the microturbine, marketability for appropriate applications, and the quality of the installation and support.

We believe we were the first company to offer a commercially available power source using microturbine technology. Capstone offers microturbines designed for commercial, industrial, and utility users with product offerings ranging from 30 kilowatts ("kW") to one megawatt in electric power output. Our 30 kW ("C30") microturbine can produce enough electricity to power a small convenience store. The 65 kW ("C65") microturbine can produce enough heat to provide hot water to a 100-room hotel while also providing about one-third of its electrical requirements. Our 200 kW ("C200") microturbine is well suited for larger hotels, office buildings and wastewater treatment plants, among others. By packaging the C200 microturbine power modules into an International Organization for Standardization ("ISO") sized container, Capstone has created a family of microturbine offerings from 600 kW up to one megawatt in a compact footprint. Our 1000 kW ("C1000 Series") microturbines are well suited for utility substations, larger commercial and industrial facilities and remote oil and gas applications. Our microturbines combine patented air-bearing technology, advanced combustion technology and sophisticated power electronics to form efficient and ultra-low emission electricity and cooling and heat production systems. Because of our air-bearing technology, our microturbines do not require liquid lubricants. This means they do not require routine maintenance to change and dispose of oil or other liquid lubricants, as do the most common competing products. Capstone microturbines can be fueled by various sources, including natural gas, propane, sour gas, renewable fuels such as landfill or digester gas, kerosene, diesel and biodiesel. The C65 and C200 microturbines are available with integrated heat exchangers, making them easy to engineer and install in applications where hot water is used. Our products produce exceptionally clean power. Our C65 was certified by the California Air Resources Board ("CARB") as meeting its stringent 2007 emissions requirements—the same emissions standard used to certify fuel cells and the same emissions levels as a state-of-the-art central power plant. Our C65 Landfill and Digester Gas systems were certified in January 2008 by CARB as meeting 2008 waste gas emissions requirements for landfill and digester gas applications. Our C200 Landfill and

Digester Gas systems were certified in November 2010 by CARB as meeting 2008 waste gas emissions requirements for landfill and digester gas applications.

On February 1, 2010, we acquired the 100 kW ("TA100") microturbine product line from Calnetix Power Solutions, Inc. ("CPS") and entered into a manufacturing sub-contract agreement and an original equipment manufacturer agreement with selected exclusive rights to package a combined microturbine and waste heat recovery generator product. The TA100 microturbine is most similar to the Capstone product design compared to other microturbine products in the industry and the 100 kW rating fits well between our C65 and C200 microturbines. The 125 kW waste heat recovery generator can be directly fired by the exhaust of six C65 or two C200 microturbines to provide a total of over 500 kW of clean and efficient green power in applications where the microturbine exhaust is not otherwise utilized, such as CHP or CCHP.

We sell complete microturbine units, subassemblies, components and various accessories. We also remanufacture microturbine engines and provide after-market parts and services. Our microturbines are sold primarily through distributors and Original Equipment Manufacturers ("OEMs"). Distributors purchase our products for sale to end users and also provide application engineering and installation support. Distributors are also required to provide a variety of additional services, including engineering the applications in which the microturbines will be used, installation support of the products at the end users' sites, commissioning the installed applications and providing post-commissioning service. Our distributors perform as value-added resellers. OEMs integrate Capstone's products into their own product solutions.

To assure proper installation of Capstone microturbine systems, we have instituted a Factory Trained Installer ("FTI") training and certification program. Personnel from our distributors and OEMs, as well as design engineering firms, contractors and end users attend this FTI training. We offer to assist all customers by reviewing their installation designs to confirm that the technical requirements for proper operation have been met, such as electrical interconnections, load requirements, fuel type and pressure, cooling air flow and turbine exhaust routing. As part of the microturbine commissioning process, we also receive a checklist to confirm that the final installation adheres to Capstone technical requirements before we accept any warranty obligations. This is aimed at providing the end user with a proper installation that will operate as expected for the life of the equipment.

Capstone has a factory direct service offering for commissioning and post-commissioning service. Through our global distribution network, we offer a comprehensive FPP for a fixed annual fee to perform regularly scheduled and unscheduled maintenance as needed. In January 2011, we expanded the FPP to include total microturbine plant operations if required by the end use customer. Capstone provides factory and on-site training to certify all personnel that are allowed to perform service on our microturbines. Individuals who are certified are called Authorized Service Providers ("ASPs") and must be employed by a distributor in order to perform work pursuant to a Capstone FPP. The majority of our distributors provide these services.

This Annual Report on Form 10-K (this "Form 10-K") refers to Capstone's fiscal years ending March 31 as its "Fiscal" years.

Our Products

We began commercial sales of our C30 products in 1998, targeting the emerging distributed generation industry that was being driven by fundamental changes in power requirements. In September 2000, we shipped the first commercial unit of our 60 kW microturbine ("C60"), which was replaced by the C65 model during the quarter ended March 31, 2006. We began shipping the C60 Integrated CHP solution in 2003. The first commercial C200 microturbine was shipped on August 28, 2008. Our C1000 Series product was developed based on Capstone's C200 microturbine engine. The C1000 Series product can be configured into 1,000 kW, 800 kW and 600 kW solutions in a single

ISO-sized container. The first commercial shipment of our C1000 Series product was on December 29, 2008. We began shipping TA100 microturbines in March 2010.

During Fiscal 2013, we booked total orders of $112.6 million for 765 units, or 107.2 megawatts, compared to $122.5 million for 637 units, or 136.3 megawatts, during Fiscal 2012. We shipped 628 units with an aggregate of 103.2 megawatts, generating revenue of $102.7 million compared to 627 units with an aggregate of 96.1 megawatts, generating revenue of $89.9 million during Fiscal 2012. Total backlog as of March 31, 2013 increased $9.9 million, or 7%, to $148.9 million from $139.0 million at March 31, 2012. As of March 31, 2013, we had 816 units, or 162.8 megawatts, in total backlog compared to 679 units, or 158.8 megawatts, at the same date last year. The timing of the backlog is based on the requirement date indicated by our customers. However, based on historical experience management expects that a significant portion of our backlog may not be shipped within the next twelve months. The timing of shipments is subject to change based on several variables (including customer deposits, payments, availability of credit and customer delivery schedule changes), most of which are not in our control and can affect the timing of our revenue.

The following table summarizes our backlog:

	As of March 31,			
	2013		2012	
	Megawatts	Units	Megawatts	Units
C30	5.8	193	3.4	112
C65	28.4	438	23.1	356
TA100	2.3	23	2.8	28
C200	4.6	23	9.0	45
C600	10.2	17	10.8	18
C800	7.2	9	6.4	8
C1000	103.0	103	102.0	102
Waste heat recovery generator	1.3	10	1.3	10
Total Backlog	162.8	816	158.8	679

Capstone microturbines are compact, lightweight and environmentally friendly generators of electricity and heat compared to competing technologies. They operate on the same principle as a jet engine with the added capability of using a variety of commercially available fuels. For example, our microturbines can operate on low British Thermal Unit ("BTU") gas, which is gas with lower energy content, and can also operate on gas with a high amount of sulfur, known in the industry as sour gas. Examples of these fuel sources include methane from facilities such as wastewater treatment plants, landfills and anaerobic digesters.

Our microturbines incorporate four major design features:

- advanced combustion technology;
- patented air-bearing technology;
- digital power electronics; and
- remote monitoring capability.

Our advanced combustion technology allows Capstone microturbines to achieve low emissions with a design geared towards manufacturability. These low emission levels not only provide an environmentally friendly product, but also eliminate permitting requirements in several municipalities for continuously operated onsite power generation. The air-bearing system allows the microturbine's single moving assembly to produce power without the need for typical petroleum-based lubrication.

Air-bearings use a high-pressure field of air rather than petroleum lubricants. This improves reliability and reduces maintenance such as oil changes. The electronic controls manage critical functions and monitor operations of the microturbine. For instance, our electronics control the microturbine's speed, temperature and fuel flow and communicate with external networks and building management systems. The power electronics coordinate with the grid when the units are operated in a grid-connect mode and with the onboard battery when equipped for stand-alone mode. All control functions are performed digitally. Performance is optimized, resulting in lower emissions, higher reliability and high efficiency over a variable power range.

The electrical output of our units can be paralleled in multiple unit configurations through our Advanced Power Server product and a digital communications cable to serve larger installations requiring electrical loads up to ten megawatts.

Our products can operate:

- connected to the electric utility grid as a current source;
- on a stand-alone basis as a voltage source;
- multipacked to support larger loads as a "virtual single" unit; and
- in dual mode, where the microturbine operates connected to the electric utility grid or operates independently.

We also offer C65 and C200 ICHP systems. These systems combine the standard C65 and C200 microturbine unit with a Heat Recovery Module that provides electricity and heats water.

Our family of products is offered in the following configurations:

	C30		C65		TA100		C200		C1000 Series	
Fuel Types	Grid Connect	Dual Mode	Grid Connect	Dual Mode	Grid Connect	Dual Mode	Grid Connect	Dual Mode	Grid Connect	Dual Mode
Low pressure natural gas	X	X	X	X	X	X	X	X	X	X
High pressure natural gas	X	X	X	X	X	X	X	X	X	X
Compressed natural gas	X	X	X	X	X	X	X	X	X	X
Landfill gas	X		X				X		X	
Digester gas	X		X				X		X	
Gaseous propane	X	X	X	X			X	X	X	X
High pressure sour gas	X	X	X	X			X	X	X	X
Diesel	X	X	X	X			X	X		
Kerosene	X	X	X	X						

We offer various accessories for our products including rotary gas compressors with digital controls, heat recovery modules for CHP applications, dual mode controllers that allow automatic transition between grid connect and stand-alone modes, batteries with digital controls for stand-alone or dual-mode operations, power servers for large multipacked installations, protocol converters for Internet access, packaging options and miscellaneous parts such as frames, exhaust ducting and installation hardware. We also sell microturbine components and subassemblies.

Our electronic controls manage microturbines using Capstone's proprietary software and advanced algorithms. The controls:

- start the turbogenerator and manage its load;
- coordinate the functioning of the microturbine with the grid;
- manage the speed, fuel flow and exhaust temperature of the microturbine;

- convert the variable frequency, up to a maximum of 1,600 Hertz and variable voltage power produced by the generator into a usable output of either 50 or 60 Hertz AC for stationary applications or DC for hybrid electric vehicle applications; and
- provide digital communications to externally maintain and control the equipment.

In addition, our proprietary Capstone Remote Monitoring Software ("CRMS") allows end users to remotely operate and manage the microturbine. Unlike the technology of other power sources that require manual monitoring and maintenance, the CRMS allows end users to remotely and efficiently monitor performance, power generation and time of operation using our CRMS interface software with standard personal computers. This remote capability can provide end users with power generation flexibility and cost savings. Capstone is currently developing an Internet based system to provide real-time continuous remote monitoring and diagnostics to customers who purchase the service.

The C30 microturbines were initially designed to operate connected to an electric utility grid and to use a high pressure natural gas fuel source. We have expanded our microturbine's functionality to operate with different fuels. The combustor system remains the same for all fuels except for the fuel injectors, which currently vary between liquid and gaseous fuels. The Capstone microturbine's multi-fuel capability provides significant competitive advantages with respect to some of our selected vertical markets.

Our C65 grid-connect and stand-alone microturbine power systems are listed by Underwriters Laboratories ("UL") as meeting the UL 2200 stationary engine generator standards and the UL 1741 utility interconnection requirements. Our products are manufactured by processes that are ISO 9001:2000 and ISO 14001:2004 certified.

In 2002, the California Energy Commission certified our C30 and C60 microturbines as the first products to comply with the requirements of its "Rule 21" grid interconnection standard. This standard streamlines the process for connecting distributed generation systems to the grid in California. The benefits of achieving this standard include avoiding both costly external equipment procurement requirements and extensive site-by-site and utility-by-utility analysis. Our protective relay functionality has also been recognized by the State of New York, which has pre-cleared our microturbines for connection to New York's electric utility grid.

Our C60 microturbine was the first combustion power generation product to be certified by the CARB as meeting its stringent distributed generation emissions standards that went into effect in 2003. Our C65 microturbine now meets the even more stringent CARB 2007 standard for natural gas.

The TA100 microturbine offers a digital communication interface which can be connected to an external controller (not sold by Capstone) to provide multiple unit and dual mode dispatching functionality. An external synchronization board is provided to parallel the electrical output in multiple unit configurations for stand-alone operation.

We are the first microturbine manufacturer to achieve UL Class I, Division 2 certification for operation in hazardous-area oil and gas applications. These specially packaged systems are applied in oil and gas production areas with potentially explosive environments.

In September 2009, we received UL certification for our C200 grid-connect and stand-alone microturbine as meeting the UL 2200 stationary engine generator standards and the UL 1741 utility interconnection requirements.

In June 2010, we received UL certification for our C1000 Series grid-connect and stand-alone microturbine as meeting the UL 2200 stationary engine generator standards and the UL 1741 utility interconnection requirements.

Applications

Worldwide, stationary power generation applications vary from huge central stationary generating facilities up to 1,000 MW to back-up generators as small as two kW. Historically, power generation in most developed countries such as the United States has been part of a regulated utility system. A number of developments related primarily to the deregulation of the utility industry as well as significant technology advances have broadened the range of power supply choices available to all types of customers.

Capstone products serve multiple vertical markets worldwide. Within the markets served, we focus on vertical markets that we have identified as having the greatest near-term potential. In the markets we are focusing on, which are energy efficiency, renewable energy, natural resources, critical power supply and mobile products, we have identified specific targeted vertical market segments.

Energy Efficiency—CHP/CCHP

Energy efficiency maximizes the use of energy produced by the microturbines, reduces emissions compared with traditional power generation and enhances the economic advantage to customers. Energy efficiency uses both the heat and electric energy produced in the power generation process. Using the heat and electricity created from a single combustion process increases the efficiency of the system from approximately 30% to 75% or more. The increased operating efficiency reduces overall greenhouse gas emissions compared with traditional independent sources such as power generation and local thermal generation and, through displacement of other separate systems, can reduce operating costs. Our microturbines' emissions of commonly found air pollutants ("criteria pollutants") such as nitrogen oxides ("NOx"), carbon monoxide ("CO") and volatile organic compounds ("VOCs") are lower than those from the on-site boilers that our CHP system displaces, meaning that local emissions of these pollutants are actually reduced when a Capstone energy efficiency CHP system is installed. This high CHP efficiency also means more efficient use of fuel and can reduce net utility costs for end users. The most common uses of heat energy include space heating and air conditioning, heating and cooling water, as well as drying and other applications. For example, we have used the heat generated by the microturbines to supply hot water solutions for hotels, office buildings and retail, commercial and industrial customers. When our microturbine exhaust drives an absorption chiller, the chiller produces chilled water for air conditioning and other uses.

There are energy efficiency markets for CHP and CCHP applications worldwide. A study conducted for the US Department of Energy ("DOE") calculated the total potential energy efficiency CHP market in the United States to be over 35.5 gigawatts through 2020. Many governments have encouraged more efficient use of the power generation process to reduce pollution, lower dependence on fossil fuels and control the cost of locally produced goods. To access these markets, we have entered into agreements with distributors which have engineered energy efficiency CHP packages that utilize the hot exhaust air of the microturbine for heating water and also use the hot exhaust to run an absorption chiller for air conditioning. We also offer our own integrated energy efficiency CHP and CCHP product for the C65, C200 and C1000 Series products.

Renewable Energy

Our microturbines can use renewable methane gases from landfills, wastewater treatment facilities and other biogas applications such as food processing and agricultural waste, referred to as green waste, and cow, pig and chicken manure. They can burn these renewable waste gases with minimal emissions, thereby, in some cases, avoiding the imposition of penalties incurred for pollution while simultaneously producing electricity from this "free" renewable fuel for use at the site or in the surrounding areas. The microturbines have demonstrated effectiveness in these applications and

outperform conventional combustion engines in a number of situations, including when the gas contains a high amount of sulfur.

Capstone released for sale the C65 stand-alone digester product for sale in the renewable energy market segment in 2007. This product is targeted at remote villages in third-world countries with wastewater treatment facilities that offer a valuable source of fuel which can be converted to electricity. A joint applications and engineering team evaluated the performance of the existing C65 digester gas system to ensure that the combustion system would be stable from 0 to 100% power output. Minor controls changes were implemented to increase stability at low power levels. The ability to convert this low BTU fuel to electricity along with the high reliability and low maintenance features of this product make it well suited for this market.

In February 2010, we entered into an agreement with CPS to purchase 125 kW waste heat recovery generators in exchange for certain minimum purchase requirements through December 2015. Pursuant to this agreement, we have exclusive rights to sell the zero-emission waste heat recovery generator for all microturbine applications and for applications 500 kW or lower where the source of heat is the exhaust of a reciprocating engine used in a landfill application.

Natural Resources—Oil, Natural Gas, Shale Gas & Mining

On a worldwide basis, there are thousands of locations where the drilling, production, compression and transportation of natural resources and other extraction and production processes create fuel byproducts, which traditionally have been released or burned into the atmosphere. Our microturbines are installed in the natural resource market to be used in oil and gas exploration, production, compression and transmission sites both onshore and offshore as a highly reliable critical source of power generation. In addition, our microturbines can use flare gas as a fuel to provide prime power. Typically these oil and gas or mining operations have no electric utility grid and rely solely on Capstone's microturbine for reliable low emission power supply.

Many major oil and gas companies are exploring large shale reserves, or plays, in the United States. In mid-2010 Capstone sold its first microturbines into the U.S. shale gas market in the Eagle Ford and Marcellus shale plays. The market for Capstone microturbines in this industry is vast. The shale gas market is expected to grow substantially, especially since the U.S. Environmental Protection Agency's ("EPA") Clean Air Act has strict requirements for emissions levels at natural gas sites.

The C200 product is offered for sale configured to meet Class 1 Zone 2 hazardous location requirements for the oil and gas market. Hazardous location requirements are met through package ventilation changes for purging and pressurizing package air to avoid potential flammable mixtures as well as controls for emergency disconnect of fuel and electrical sources. The package is upgraded to stainless steel construction to withstand the corrosive offshore environments where these units are installed. Oil and gas customers prefer the low maintenance and high reliability attributes offered by our turbines to ensure continued production. Capstone also offers C30 and C65 microturbine products in similar configurations.

Critical Power Supply

Because of the potentially catastrophic consequences of even momentary system failure, certain power users such as high technology and information systems companies require particularly high levels of reliability in their power service. Capstone's critical power supply offerings are the world's only microturbine powered Uninterruptible Power Source ("UPS") solutions that can offer clean, IT-grade power produced from microturbines, the utility or a combination of both. We offer two microturbine-powered UPS solutions that support prime and dispatched power options. The Capstone UPSource microturbine-powered UPS solution provides prime or emergency power solutions. Capstone's Hybrid UPS microturbine powered solution provides power when dispatched in high efficiency, standard UPS

and emergency power solutions. Both critical power supply products offer 99.999999% reliability when the product has at least one independent backup. Dual mode units operating in a prime power configuration can support a 150% overload for 10 seconds during transient conditions. Dual mode units operating in grid parallel mode can provide customers a back-up power system with an economic return. These systems offer high onsite energy efficiency when combined with a heat exchanger (CHP) to create hot water or with a chiller (CCHP) for air conditioning at these facilities. This configuration, when combined with the Capstone Dual Mode Controller, can transition from the grid parallel mode to prime power mode in less than 10 seconds.

Mobile Products—Hybrid Electric Vehicles

Our technology is also used in hybrid electric vehicle ("HEV") applications. Our customers have applied our products in hybrid electric vehicles such as transit buses and trucks. In these applications the microturbine acts as an onboard battery charger to recharge the battery system as needed. The benefits of microturbine hybrids include extended range, fuel economy gains, quieter operation, reduced emissions and higher reliability compared with traditional internal combustion engines. Internal combustion diesel engine manufacturers have been challenged for the last several years to develop technology improvements, prior to aftertreatment that reduce emissions to levels specified by the EPA and CARB 2007 and 2010 standards. Many manufacturers are incorporating aftertreatment that increases upfront equipment costs, vehicle weight and life cycle costs and may reduce overall engine efficiency.

Mobile Products—Marine

Our technology is also used in marine applications. Our customers have applied our products in the commercial vessel and luxury yacht markets. The most immediate market for our marine products is for use as ship axillaries. In this application, the microturbines provide power to the vessel's electrical loads and, in some cases, the vessel is able to utilize the exhaust energy to increase the overall efficiency of the application, reducing overall fuel consumption and emissions. The other application is similar to our HEV application where the vessel is driven by an electric propulsion system and the microturbine serves as an on board range extender. Our marine customers use both our liquid fueled and natural gas products. Liquefied natural gas (LNG) is in its early stages as a marine fuel, and the number of vessels powered by LNG is forecasted to double every two years over the next decade. Vessel owners can receive the same benefits as users of stationary Capstone products: low emissions with no aftertreatment, long maintenance intervals, high reliability, low noise and no vibration.

Sales, Marketing and Distribution

We primarily sell our microturbine product, parts and service through distributors. Our typical terms of sale include shipment of the products with title, care, custody and control transferring at our dock, payment due anywhere from in advance of shipment to 90 days from shipment, and warranty periods of approximately 15 to 18 months from shipment. We typically do not have customer acceptance provisions in our agreements.

North America

We have distribution agreements with a number of companies throughout North America for the resale of our products. Many of these distributors serve multiple markets in their select geographic regions. The primary markets served in this region have been energy efficiency, renewable energy, natural resources and mobile products. The energy efficiency and natural resources vertical markets are expected to grow as a result of an increased supply of low price natural gas.

In developing our sales opportunities we have identified the need to address various requirements present in our target localities. These requirements include electric grid interconnection standards, gas utility connection requirements, building and fire safety codes and various inspections and approvals. The costs and scheduling ramifications of these various approvals can be significant to the completion of an installation. Our goal is to work with the applicable regulating entities to establish compliant standards for the installation of our microturbines so that the costs and installation timelines are minimized for our customers. Management believes that we can create market advantages for our products through enhancing the ease of deploying our distributed generation solutions.

Asia and Australia

Our sales and marketing strategy in Asia and Australia has been to develop and strengthen distributor relationships throughout these continents.

Our market focus in Asia and Australia is energy efficiency, renewable energy and natural resources. Our historical sales in Southeast Asia and Australia have primarily been in the CHP, CCHP and the oil and gas market. Other areas in Asia and the Pacific Rim offer attractive opportunities as well. South Korea and China are areas where renewable energy applications and CHP and CCHP solutions are expected to experience market growth.

Europe and Russia

To address the European market, including Russia, we are strengthening our relationships with existing and new distributors and have increased Capstone local sales and service support. We have an office in Europe for the purpose of working with our distributors there on a daily basis to realize growth opportunities. We have established a spare parts distribution center in Europe to make parts readily available to our distributors. Europe has a history of extensive use of distributed generation technologies. We expect revenue from the European market will continue to be soft as a result of general economic conditions. Continued financial instability there could have an adverse effect on our business.

South America

Our sales and marketing strategy in South America has been to develop and strengthen distributor relationships throughout South America.

Our market focus in South America is energy efficiency, renewable energy and natural resources. Our historical sales in South America have primarily been in the natural resources market.

Revenue

For geographic and segment revenue information, please see Note 2—Summary of Significant Accounting Policies—Segment Reporting in the "Notes to Consolidated Financial Statements."

Customers

Sales to Horizon Power Systems ("Horizon"), one of the Company's domestic distributors, accounted for 27%, 19% and 18% of our revenue for the years ended March 31, 2013, 2012 and 2011, respectively. Sales to BPC Engineering ("BPC"), one of the Company's Russian distributors, accounted for 11%, 26% and 23% of our revenue for the years ended March 31, 2013, 2012 and 2011, respectively. Additionally, BPC and Regatta Solutions, Inc., one of the Company's domestic distributors, accounted for 35% and 11%, respectively, of net accounts receivable as of March 31, 2013. BPC accounted for 44% of net accounts receivable as of March 31, 2012.

Competition

The market for our products is highly competitive. Our microturbines compete with existing technologies such as reciprocating engines and may also compete with emerging distributed generation technologies, including solar power, wind-powered systems, fuel cells and other microturbines. Many potential customers rely on the utility grid for their electrical power. As many of our distributed generation competitors are large, well-established companies, they derive advantages from production economies of scale, worldwide presence, brand recognition and greater resources, which they can devote to product development or promotion.

Generally, power purchased from the electric utility grid is less costly than power produced by distributed generation technologies. Utilities may also charge fees to interconnect to their power grids. However, we can provide economic benefits to end users in instances where the waste heat from our microturbine has value (CHP and CCHP), where fuel costs are low (renewable energy/renewable fuels), where the costs of connecting to the grid may be high or impractical (such as remote power applications), where reliability and power quality are of critical importance, or in situations where peak shaving could be economically advantageous because of highly variable electricity prices. Because Capstone microturbines can provide a reliable source of power and can operate on multiple fuel sources, management believes they offer a level of flexibility not currently offered by other technologies such as reciprocating engines.

Our reciprocating engine competitors have products and markets that are well developed and technologies that have been proven for some time. A reciprocating engine, also known as an internal combustion engine, is similar to those used in automotive applications. Reciprocating engines are popular for primary and back-up power applications despite higher levels of emissions, noise and maintenance. These technologies, which typically have a lower up-front cost than microturbines, are currently produced by Caterpillar Inc., Cummins Inc., Deutz Corporation, GE Gas Engines which now includes Waukesha, MAN SE, Tecogen, Inc. and Wärtsilä Corporation, among others.

Our microturbines may also compete with other distributed generation technologies, including solar power, wind power systems and fuel cells. Solar and wind powered systems produce no emissions. The main drawbacks to solar and wind powered systems are their dependence on weather conditions, the utility grid and high capital costs that can often make these systems uneconomical without government subsidies depending upon geographic locale and application of the technology. Although the market for fuel cells is still developing, a number of companies are focused on markets similar to ours, including FuelCell Energy Inc., ClearEdge Power, Bloom Energy Corporation, LG Fuel Cell Systems, a business unit of LG Electronics, Plug Power Inc. and Ballard Power Systems Inc. Fuel cells have lower levels of NOx, CO, VOCs and other criteria pollutant emissions than our microturbines. Fuel cells, like solar and wind powered systems, have received higher levels of incentives for the same type of applications as microturbines. Management believes that, absent these higher government incentives, microturbines provide a better value to end users in most applications. However, over the medium-to-long term, fuel cell technologies that compete more directly with our products may be introduced.

We also compete with other companies who have microturbine products, including FlexEnergy and Turbec S.p.A.

Overall, we compete with end users' other options for electrical power and heat generation on the basis of our microturbine's ability to:

- provide power when a utility grid is not available or goes out of service;
- reduce total cost of purchasing electricity and fuel;
- improve electric power availability and provide high power quality;
- operate on multiple fuel types;
- reduce emissions (both criteria pollutants and greenhouse gases);
- simplify operation; and
- control maintenance costs and associated disposal of hazardous materials.

Governmental and Regulatory Impact

Our markets can be positively or negatively impacted by the effects of governmental and regulatory matters. We are affected not only by energy policy, laws, regulations and incentives of governments in the markets in which we sell, but also by rules, regulations and costs imposed by utilities. Utility companies or governmental entities may place barriers on the installation or interconnection of our product with the electric grid. Further, utility companies may charge additional fees to customers who install on-site power generation, thereby reducing the electricity they take from the utility, or for having the capacity to use power from the grid for back-up or standby purposes. These types of restrictions, fees or charges could hamper the ability to install or effectively use our product or increase the cost to our potential customers for using our systems. This could make our systems less desirable, thereby adversely affecting our revenue and profitability. In addition, utility rate reductions can make our products less competitive which would have a material adverse effect on our operations. These costs, incentives and rules are not always the same as those faced by technologies with which we compete. However, rules, regulations, laws and incentives could also provide an advantage to our distributed generation solutions as compared with competing technologies if we are able to achieve required compliance in a lower cost, more efficient manner. Additionally, reduced emissions and higher fuel efficiency could help our customers combat the effects of global warming. Accordingly, we may benefit from increased government regulations that impose tighter emission and fuel efficiency standards.

Capstone continues to engage with Federal and State policymakers to develop government programs to promote the deployment of Capstone's low emission and energy efficient products. In 2012, President Obama called for 40 GW of additional CHP power generation to be installed in the United States by 2020. Legislation is under consideration by Congress that could stimulate the market for Capstone products by providing incentives to encourage energy efficiency. We cannot provide assurance that any such legislation will be enacted, however, or that it will benefit us if enacted. Several state programs were introduced in 2011 and 2012 that provide financial support to combined heat and power projects, and some of these programs have begun to benefit Capstone's customers. For example, in New York, Capstone systems are pre-qualified for financial incentives available through the NYSERDA CHP Acceleration Program. In Ohio, legislation passed allowing for CHP to qualify as an energy efficiency measure under the state's Energy Efficiency Resource Standard.

The United States Government is focused on promoting exports of American products with a specific emphasis on clean energy goods. Capstone participates in export promotion activities such as trade missions which help us enter new markets by facilitating interactions with foreign buyers and distributors. Capstone's customers have utilized trade financing through the Export-Import Bank of the United States ("Ex-Im Bank") in the past, and Capstone has seen more customers use Ex-Im Bank financing for projects in 2011 and 2012.

Government funding can impact the rate of development of new technologies. While we continue to receive development funding, committed amounts remaining are relatively low. Competing new technologies generally receive larger incentives and development funding than do microturbines.

Sourcing and Manufacturing

We are focused on continuously improving our supply chain effectiveness, strengthening our manufacturing processes and increasing operational efficiencies within our organization. Our microturbines are designed to achieve high volume, low cost production objectives. Our manufacturing designs include the use of conventional technology, which has been proven in high volume automotive and turbocharger production for many years. Many components used in the manufacture of our products are readily fabricated from commonly available raw materials or off-the-shelf items available from multiple supply sources; however, certain items are custom made to meet our specifications. We believe that in most cases, redundant capacity exists at our suppliers and that alternative sources of

supply are available or could be developed within a reasonable period of time. We also have an on-going program to identify single-source components and to develop alternative back-up supplies and we regularly reassess the adequacy and abilities of our suppliers to meet our needs. We continue to evaluate and implement new systems designed to provide improved quality, reliability, service, greater efficiency and lower supply chain costs. We have substantially increased our focus on process controls and validations, supplier controls, distribution controls and providing our operations teams with the training and tools necessary to drive continuous improvement in product quality. In addition, we remain focused on examining our operations and general business activities to identify cost-improvement opportunities in order to enhance our operational effectiveness. Our ability to leverage these capabilities may be affected by the current variability in our demand volumes and forecasting. Our strategy is to identify primary and secondary sources for critical components when available to minimize factory down time due to unavailability of such parts, which could affect our ability to meet manufacturing schedules.

We assemble and test units as well as manufacture air-bearings and certain combustion system components at our facility in Chatsworth, California. Additionally, we assemble and test our C200 and C1000 Series products and manufacture recuperator cores at our facility in Van Nuys, California. Management believes our manufacturing facilities located in Chatsworth and Van Nuys, California have a combined production capacity of approximately 2,000 units per year, depending on product mix. Excluding working capital requirements, management believes we can expand our combined production capacity to approximately 4,000 units per year, depending on product mix, with approximately $10 to $15 million of capital expenditures. We have not committed to this expansion nor identified a source for its funding, if available.

Solar Turbines Incorporated ("Solar"), a wholly owned subsidiary of Caterpillar Inc., was our sole supplier of recuperator cores prior to 2001. In 2000, we exercised an option to license Solar's technology, which allows us to manufacture these cores ourselves and we began manufacturing them in June 2001. The cores are subject to a per-unit royalty fee. As of March 31, 2013, cumulative royalties of $0.4 million have been paid under the terms of the licensing agreement with Solar.

In September 2007, we entered into a Development and License Agreement (the "Development Agreement") with UTCP, a division of United Technologies Corporation. The Development Agreement engaged UTCP to fund and support our continued development and commercialization of our 200 kilowatt ("C200") microturbine. In return we agreed to pay a predetermined fixed rate for each microturbine system covered by the agreement. In August 2009, the Development Agreement was assigned by UTCP to Carrier Corporation ("Carrier"). As of March 31, 2013, cumulative royalties of $9.8 million have been paid under the terms of the licensing agreement with Carrier.

On April 28, 2011, we purchased from CPS for $2.3 million the remaining TA100 microturbine inventory that was not consumed as part of the TA100 manufacturing process and acquired the manufacturing equipment. On February 1, 2010, the Company and CPS entered into an agreement pursuant to which we agreed to purchase 125 kW waste heat recovery generator systems from CPS, which agreement was subsequently assigned to General Electric Company ("GE") in October of 2010. In exchange for certain minimum purchase requirements through December 2015, we have exclusive rights to sell the zero-emission waste heat recovery generator for all microturbine applications and for applications 500 kW or lower where the source of heat is the exhaust of a reciprocating engine used in a landfill application. As of March 31, 2013, we were not in compliance with the minimum purchase requirements in the agreement. Loss of exclusivity is dependent upon receiving proper notification from GE as set forth in the agreement.

Research and Development ("R&D")

For the fiscal years ended March 31, 2013, 2012 and 2011, R&D expenses were $9.0 million, $8.2 million and $7.0 million and were 7%, 7% and 9% of total revenue, respectively. R&D expenses are reported net of benefits from cost-sharing programs, such as DOE grants and the Development Agreement with Carrier. Benefits from cost-sharing programs were $1.7 million, $0.8 million and $0.9 million for Fiscal 2013, 2012 and 2011, respectively. Our R&D activities enabled us to become one of the first companies to develop a commercially available microturbine that operates in parallel with the grid. We were the first company to successfully demonstrate a commercially available microturbine that operates on a stand-alone basis.

We are focused on making improvements to our C30, C65, and C200 products to be compliant with the new VDE-AR-N 4105 requirements in Europe for decentralized power generation. These improvements require hardware and software changes to our power inverters to allow power that can be fed into the grid smoothly and efficiently. In addition, we continue to work cost reduction activities to improve the direct material costs of our microturbine products. Current cost reduction activities are focused on leveraging the capabilities of our supply base through identification of value added suppliers, working with existing suppliers to identify process and tooling improvements, entering into long term agreements and transitioning parts to low cost manufacturing regions. Cross functional teams, including internal engineering resources and supplier resources, are used to drive changes with a focus on mutually beneficial long-term relationships.

In September 2011, we received CARB certification to the 2007 Fossil Fuel Standards for our C200 ICHP microturbine power systems. This standard represents the most stringent emissions standard worldwide set to the Best Available Control Technology ("BACT") for large central power plants. To put these emissions levels in perspective, it is challenging to measure the extremely low levels required with today's best emissions measurement equipment. These emissions levels were achieved through scaling and optimization of Capstone existing lean premix combustion technology. Test emissions from both the C30 and C65 natural gas fueled microturbines measured dramatically less than the emissions levels set forth by the CARB standard including NOx at 75% and CO at 96% less than the required levels. The emissions levels are set so low that the California Air Resources Board has not defined any further limit reductions in the foreseeable future.

We continue to release variants of the C200 product to provide the same features that we offer customers with our C30 and C65 microturbine products. A liquid fuel version of the C200 product has been developed with Capstone's lean premix combustion technology. This technology allows operation on various fuels by changing the injector to achieve the necessary fuel to air ratio mixture, fuel atomization, stability, and exhaust emission levels. The control system is modified to incorporate required algorithm modifications for start/stop sequencing and load state operation. Liquid fuel products are well suited for markets where customers do not have access to gaseous fuels but still demand the low emissions, low maintenance, and high reliability benefits offered by Capstone's microturbine products. Capstone received the 2011 NOVA Award from the Construction Innovation Forum ("CIF") for its C65 Hybrid Uninterruptible Power Supply ("UPS") Microturbine at Syracuse University's data center—labeled one of the greenest data centers in the world. The product utilizes Capstone's inverter electronics and controls technology to provide continuous power quality to the customer critical load. The load inverter is connected through a central power bus to provide power from one of three available power sources including the utility grid, battery storage system, or microturbine generator. Power to the critical load is synchronized to an available utility grid to allow direct bypass of the critical load to the utility grid. This redundant functionality is provided in a single integrated package that can be scaled to a larger seamless power unit through Capstone's multipack feature. These units can also be combined with a heat recovery module or an absorption chiller to provide higher total output efficiency. Unlike current UPS products combined with reciprocating engines for backup, the low emissions of the Capstone Hybrid UPS product allow for continuous

operation year round allowing customers the ability to receive a payback on their capital equipment investment. In November 2012, we received UL certification for our C65 HUPS microturbine system as meeting the UL 2200 stationary engine generator standards and the UL 1741 utility interconnection requirements.

We are continuing to work on product improvements to our C30 and C65 microturbine products targeted at the hybrid electric bus and truck market. Because of Capstone's single moving assembly, manufacturers believe there is also the opportunity to produce a lower cost product in larger automotive volumes. Our current focus is on a next generation product that would include existing components and a liquid-cooled set of electronics that are consistent with the size, cost and cooling strategies employed on vehicles today. During the 2011 Hybrid Truck User's Forum in Baltimore Maryland, it was announced that both Kenworth Truck Company and Peterbilt Motors Company are working with Capstone to demonstrate Class 7 and Class 8 microturbine range extended series hybrid trucks. Both vehicles are concept trucks intended to quantify the performance, efficiency, and economic benefits of a microturbine-based series hybrid solution. Future development efforts will be based on the lessons learned from these programs. In the meantime, Capstone has other hybrid vehicle customers that will benefit from continued development of this technology.

The C65 Liquid Fuel microturbine demonstrated emissions levels which meet the CARB 2010 standards for Heavy Duty Diesel Engines ("HDDE"). These requirements are met using test procedures which evaluate emissions performance through start/stop and load transient cycles. Capstone is able to meet these extremely low emissions requirements using its lean premix combustion technology with no aftertreatment. Competitive reciprocating engine technologies require aftertreatment components that increase system cost, require frequent maintenance, and impact engine efficiency. The C30 Liquid Fuel microturbine met these requirements in March 2009. In August 2011, we announced configurations of the C30 and C65 compressed natural gas ("CNG") fueled microturbines that meet extremely low emission standards, including the U.S. Environmental Protection Agency and CARB 2010 emissions requirements for On-Road Heavy Duty Diesel Engines for Urban Bus. Test emissions from both the C30 and C65 Natural Gas microturbines measured dramatically less than the emissions levels set forth by the CARB standard including NOx at 75% and CO at 96% less than the required levels. We believe that future products will require the implementation of On Board Diagnostic (OBD) controls to gain certification through the CARB.

Capstone is working with the Department of Energy ("DOE") on two next generation technology roadmap programs, including the Flexible Fuel Turbine System ("FFTS") and High Efficiency Microturbine with integral heat recovery. The FFTS program is aimed at developing a microturbine system for operation on a range of higher BTU gaseous fuels, including synthetic gas ("SynGas") produced by a biomass gasifier and hydrogen. The High Efficiency Microturbine with integral heat recovery is focused on improving microturbine electrical efficiency and overall system efficiency utilizing heat recovery. We are currently focusing efforts on the development of the High Efficiency Microturbine with integral heat recovery system. In March 2013, Capstone successfully completed proof-of-concept testing of the first C250 that produced 270 kW as part of the first phase of development to increase power and electrical efficiency. This milestone validates significant design and aero-performance work and marks the most powerful engine ever produced by Capstone in the lab. Capstone is also working to boost the power capability of the power electronics and electrical system required to support this higher power generator. The second phase of the program is expected to incorporate further engine efficiency improvements, resulting in a product with a projected electrical efficiency of 42% and targeted power output of 370 kW. Improvements in efficiency are key to all markets as improved fuel efficiency benefits users through lower operating costs. We expect to commercialize these products into the C200/C1000 product family upon successful project completion and acceptable technical readiness level.

Protecting our Intellectual Property Rights and Patents

We rely on a combination of patent, trade secret, copyright and trademark law and nondisclosure agreements to establish and protect our intellectual property rights in our products. In this regard, we have obtained 106 U.S. and 36 international patents (in certain cases covering the same technology in multiple jurisdictions). The patents we have obtained will expire between 2014 and 2027.

Management believes that a policy of protecting intellectual property is an important component of our strategy of being the leader in microturbine system technology and will provide us with a long-term competitive advantage. In addition, we implement security procedures at our plants and facilities and have confidentiality agreements with our suppliers, distributors, employees and certain visitors to our facilities.

Organization and Employees

We were organized in 1988. On June 22, 2000, we reincorporated as a Delaware corporation.

As of March 31, 2013, we had 217 employees. No employees are covered by collective bargaining arrangements. We consider relations with our employees to be good.

Available Information

This annual report on Form 10-K ("Annual Report"), as well as our quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") are made available free of charge on the Company's Internet website (http://www.capstoneturbine.com) as soon as reasonably practicable after such materials are electronically filed with or furnished to the Securities and Exchange Commission ("SEC").

Item 1A. Risk Factors.

This document contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Exchange Act pertaining to, among other things,

- *our results of operations;*
- *profits and losses;*
- *R&D activities;*
- *sales expectations;*
- *our ability to develop markets for our products;*
- *sources for parts;*
- *federal, state and local government regulations;*
- *general business;*
- *industry and economic conditions applicable to us;*
- *the efficiency, reliability and environmental advantages of our products and their need for maintenance;*
- *our ability to be cost-competitive and to outperform competition;*
- *customer satisfaction;*

- *the value of using our products;*
- *our ability to achieve economies of scale;*
- *market advantage;*
- *return on investments;*
- *issues with suppliers;*
- *anticipation of product supply requirements;*
- *listing requirements;*
- *our microturbine technology;*
- *the utilization of our products;*
- *competition;*
- *the introduction of new technologies;*
- *our production capacity;*
- *protection of intellectual property;*
- *the adequacy of our facilities;*
- *dividends;*
- *business strategy;*
- *product development;*
- *capital resources;*
- *capital expenditures;*
- *liquidity;*
- *amortization expense of intangibles;*
- *cost of warranties;*
- *stock-based compensation;*
- *our stockholders rights plan;*
- *purchase and lease commitments;*
- *current liabilities;*
- *recently issued accounting standards;*
- *market risk;*
- *interest rate sensitivity; and*
- *growth of the shale gas market.*

These statements are based largely on our current expectations, estimates and forecasts and are subject to a number of risks and uncertainties. Actual results could differ materially from those anticipated by these forward-looking statements. Factors that can cause actual results to differ materially include, but are not limited to, those discussed below. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The following factors should be considered in addition to the other information contained herein in evaluating Capstone and its business. We assume no

obligation to update any of the forward-looking statements after the filing of this Annual Report to conform such statements to actual results or to changes in our expectations, except as may be required by law.

The following are risk factors that could affect our business, financial condition, results of operations, and cash flows. These risk factors should be considered in connection with evaluating the forward-looking statements contained in this Annual Report because these factors could cause actual results and conditions to differ materially from those projected in forward looking statements. Before you invest in our publicly traded securities, you should know that making such an investment involves some risks, including the risks described below. Additional risks of which we may not be aware or that we currently believe are immaterial may also impair our business operations or our stock price. If any of the risks actually occur, our business, financial condition, results of operations or cash flow could be negatively affected. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment. In assessing these risks, investors should also refer to the other information contained or incorporated by reference in this Annual Report, our quarterly reports on Form 10-Q and other documents filed by us from time to time.

Our operating history is characterized by net losses. We anticipate further losses and we may never become profitable.

Since inception, we have incurred annual operating losses. We expect this trend to continue until such time that we can sell a sufficient number of units and achieve a cost structure to become profitable. Our business is such that we have relatively few customers and limited repeat business. As a result, we may not maintain or increase revenue. We may not have adequate cash resources to reach the point of profitability, and we may never become profitable. Even if we do achieve profitability, we may be unable to increase our sales and sustain or increase our profitability in the future.

We may be unable to fund our future operating requirements, which could force us to curtail our operations.

To the extent that the funds we now have on hand are insufficient to fund our future operating requirements, we would need to raise additional funds, through further public or private equity or debt financings depending upon prevailing market conditions. These financings may not be available or, if available, may be on terms that are not favorable to us and could result in dilution to our stockholders and reduction of the trading price of our stock. The state of worldwide capital markets could also impede our ability to raise additional capital on favorable terms or at all. If adequate capital were not available to us, we likely would be required to significantly curtail our operations or possibly even cease our operations.

We maintain two Credit and Security Agreements, or the Agreements, with Wells Fargo Bank, National Association, ("Wells Fargo"), that provide us with a credit facility up to $15.0 million in the aggregate. At March 31, 2013, we had $13.5 million outstanding under this line of credit. Under this credit facility, we are required to satisfy specified financial and restrictive covenants. Failure to comply with these covenants could cause an event of default which, if not cured or waived, could require us to repay substantial indebtedness immediately or allow Wells Fargo to terminate the credit facility. In addition, we have pledged our accounts receivable, inventories, equipment, patents and other assets as collateral under the Agreements which would be subject to seizure by Wells Fargo if we were in default and unable to repay the indebtedness.

Several times since entering into the Agreements, we have not been in compliance with certain covenants under the Agreements. In connection with each event of noncompliance, Wells Fargo waived the event of default and, on several occasions, we amended the Agreements in response to the default. If we had not obtained the default waivers, or if we are ever again in noncompliance, we would not be able to draw additional funds under the credit facility. The Agreement also defines an event of default to include a material adverse effect on our business, as determined by Wells Fargo. An event of default for this or any other reason, if not waived, would have a material adverse effect on the Company.

Our obligations under the credit facility could have important consequences, including the following:

- We may have difficulty obtaining additional financing at favorable interest rates to meet our requirements for operations, capital expenditures, general corporate or other purposes.
- We will be required to dedicate a substantial portion of our cash flow to the payment of principal and interest on indebtedness, which will reduce the amount of funds available for operations, capital expenditures and future acquisitions.
- We may be required to repay our indebtedness immediately if we default on any of the numerous financial or other restrictive covenants contained in the Agreements. It is not certain whether we will have, or will be able to obtain, sufficient funds to make these accelerated payments. If any outstanding indebtedness under the credit facility is accelerated, our assets may not be sufficient to repay such indebtedness.

For more information, see the section below entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

If we are unable to either substantially improve our operating results or obtain additional financing, we may be unable to continue as a going concern.

Management believes that existing cash and cash equivalents are sufficient to meet the Company's cash needs for working capital and capital expenditures for at least the next twelve months. Should we be unable to execute our plans to build sales and margins while controlling costs, we may be unable to continue as a going concern on a longer term basis. In particular, we must generate positive cash flow from operations and net income and otherwise improve our results of operations substantially on a longer term basis. Our available cash and proceeds from future financings, if any, that we may be able to obtain, may not be sufficient to fund our operating expenses, capital expenditures and other cash requirements. Any such lack of funds would affect our ability to continue as a going concern. These events and circumstances could have a material adverse effect on our ability to raise additional capital and on the market value of our common stock and our ability to maintain a credit facility acceptable to the Company. Moreover, should we experience a cash shortage that requires us to curtail or cease our operations, or should we be unable to continue as a going concern, you could lose all or part of your investments in our securities.

Impairment charges on our long-lived assets, including intangible assets with finite lives would adversely affect our financial position and results of operations.

We evaluate the carrying value of long-lived assets, including intangible assets with finite lives, for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. To determine whether impairment has occurred, we compare the undiscounted cash flows of the long-lived asset group with its carrying value. The estimation of future cash flows requires significant estimates of factors that include future sales growth, gross margin performance, including our estimates of reductions in our direct material costs, and reductions in operating expenses. If our sales growth, gross margin performance or other estimated operating results are not achieved at or above our forecasted level, or inflation exceeds our forecast, the carrying value of our asset group may prove to be unrecoverable and we may incur impairment charges in the future. In addition, significant and unanticipated changes in circumstances, such as significant adverse changes in business climate, unanticipated competition, loss of key customers or changes in technology or markets, could require a charge for impairment that can materially and adversely affect our reported net loss and our stockholders' equity.

A sustainable market for microturbines may never develop or may take longer to develop than we anticipate which would adversely affect our results of operations.

Our products represent an emerging market, and we do not know whether our targeted customers will accept our technology or will purchase our products in sufficient quantities to allow our business to grow. To succeed, demand for our products must increase significantly in existing markets, and there must be strong demand for products that we introduce in the future. If a sustainable market fails to develop or develops more slowly than we anticipate, we may be unable to recover the losses we have incurred to develop our products, we may have further impairment of assets, and we may be unable to meet our operational expenses. The development of a sustainable market for our systems may be hindered by many factors, including some that are out of our control. Examples include:

- consumer reluctance to try a new product;
- regulatory requirements;
- the cost competitiveness of our microturbines;
- costs associated with the installation and commissioning of our microturbines;
- maintenance and repair costs associated with our microturbines;
- the future costs and availability of fuels used by our microturbines;
- economic downturns and reduction in capital spending;
- consumer perceptions of our microturbines' safety and quality;
- the emergence of newer, more competitive technologies and products; and
- decrease in domestic and international incentives.

Our operating results are dependent, in large part, upon the successful commercialization of our products. Failure to produce our products as scheduled and budgeted would materially and adversely affect our business and financial condition.

We cannot be certain that we will deliver ordered products in a timely manner. Any reliability or quality issues that may arise with our products could prevent or delay scheduled deliveries. Any such delays or costs could significantly impact our business, financial condition and operating results.

We may not be able to produce our products on a timely basis if we fail to correctly anticipate product supply requirements or if we suffer delays in production resulting from issues with our suppliers. Our suppliers may not supply us with a sufficient amount of components or components of adequate quality, or they may provide components at significantly increased prices.

Some of our components are currently available only from a single source or limited sources. We may experience delays in production if we fail to identify alternative suppliers, or if any parts supply is interrupted, each of which could materially adversely affect our business and operations. In order to reduce manufacturing lead times and ensure adequate component supply, we enter into agreements with certain suppliers that allow them to procure inventories based upon criteria defined by us. If we fail to anticipate customer demand properly, an oversupply of parts could result in excess or obsolete inventories, which could adversely affect our business. Additionally, if we fail to correctly anticipate our internal supply requirements, an undersupply of parts could limit our production capacity. Our inability to meet volume commitments with suppliers could affect the availability or pricing of our parts and components. A reduction or interruption in supply, a significant increase in price of one or more components or a decrease in demand of products could materially adversely affect our business and operations and could materially damage our customer relationships. Financial problems of suppliers on

whom we rely could limit our supply of components or increase our costs. Also, we cannot guarantee that any of the parts or components that we purchase will be of adequate quality or that the prices we pay for the parts or components will not increase. Inadequate quality of products from suppliers could interrupt our ability to supply quality products to our customers in a timely manner. Additionally, defects in materials or products supplied by our suppliers that are not identified before our products are placed in service by our customers could result in higher warranty costs and damage to our reputation. We also outsource certain of our components internationally and expect to increase international outsourcing of components. As a result of outsourcing internationally, we may be subject to delays in delivery because of regulations associated with the import/export process, delays in transportation or regional instability.

We may not be able to effectively manage our growth, expand our production capabilities or improve our operational, financial and management information systems, which would impair our results of operations.

If we are successful in executing our business plan, we will experience growth in our business that could place a significant strain on our business operations, management and other resources. Our ability to manage our growth will require us to expand our production capabilities, continue to improve our operational, financial and management information systems, and to motivate and effectively manage our employees. We cannot provide assurance that our systems, procedures and controls or financial resources will be adequate, or that our management will keep pace with this growth. We cannot provide assurance that our management will be able to manage this growth effectively.

Current economic conditions may have an impact on our business and financial condition, including some effects we may not be able to predict.

Current economic conditions may prevent our customers from purchasing our products or delay their purchases, which would adversely affect our business, financial condition and results of operations. In addition, our ability to access the capital markets may be severely restricted or made very expensive at a time when we need, or would like, to do so, which could have a material adverse impact on our liquidity and financial resources. Certain industries in which our customers do business and certain geographic areas have been and could continue to be adversely affected by the continued recession in economic activity. For example, we have encountered some recent slowing of sales activity in Europe and are discussing with certain of our European distributors the availability of external financing for the purchase of our products. Continued financial instability there could have an adverse effect on our business.

Product quality expectations may not be met, causing slower market acceptance or warranty cost exposure.

In order to achieve our goal of improving the quality and lowering the total costs of ownership of our products, we may require engineering changes. Such improvement initiatives may render existing inventories obsolete or excessive. Despite our continuous quality improvement initiatives, we may not meet customer expectations. Any significant quality issues with our products could have a material adverse effect on our rate of product adoption, results of operations, financial condition and cash flow. Moreover, as we develop new configurations for our microturbines and as our customers place existing configurations in commercial use, our products may perform below expectations. Any significant performance below expectations could adversely affect our operating results, financial condition and cash flow and affect the marketability of our products.

We sell our products with warranties. There can be no assurance that the provision for estimated product warranty will be sufficient to cover our warranty expenses in the future. We cannot ensure that our efforts to reduce our risk through warranty disclaimers will effectively limit our liability. Any significant incurrence of warranty expense in excess of estimates could have a material adverse effect on our operating results, financial condition and cash flow. Further, we have at times undertaken

programs to enhance the performance of units previously sold. These enhancements have at times been provided at no cost or below our cost. If we choose to offer such programs again in the future, such actions could result in significant costs.

We operate in a highly competitive market among competitors who have significantly greater resources than we have and we may not be able to compete effectively.

Capstone microturbines compete with several technologies, including reciprocating engines, fuel cells and solar power. Competing technologies may receive certain benefits, like governmental subsidies or promotion, or be able to offer consumer rebates or other incentives that we cannot receive or offer to the same extent. This could enhance our competitors' abilities to fund research, penetrate markets or increase sales. We also compete with other manufacturers of microturbines.

Our competitors include several well-known companies with histories of providing power solutions. They have substantially greater resources than we have and have established worldwide presence. Because of greater resources, some of our competitors may be able to adapt more quickly to new or emerging technologies and changes in customer requirements, to devote greater resources to the promotion and sale of their products than we can or lobby for governmental regulations and policies to create competitive advantages vis-à-vis our products. We believe that developing and maintaining a competitive advantage will require continued investment by us in product development and quality, as well as attention to product performance, our product prices, our conformance to industry standards, manufacturing capability and sales and marketing. In addition, current and potential competitors have established or may in the future establish collaborative relationships among themselves or with third parties, including third parties with whom we have business relationships. Accordingly, new competitors or alliances may emerge and rapidly acquire significant market share.

Overall, the market for our products is highly competitive and is changing rapidly. We believe that the primary competitive factors affecting the market for our products, including some that are outside of our control, include:

- name recognition, historical performance and market power of our competitors;
- product quality and performance;
- operating efficiency;
- product price;
- availability, price and compatibility of fuel;
- development of new products and features; and
- emissions levels.

There is no assurance that we will be able to successfully compete against either current or potential competitors or that competition will not have a material adverse effect on our business, operating results, financial condition and cash flow.

If we do not effectively implement our sales, marketing and service plans, our sales will not grow and our results of operations will suffer.

Our sales and marketing efforts may not achieve intended results and, therefore, may not generate the revenue we anticipate. As a result of our corporate strategies, we have decided to focus our resources on selected vertical markets. We may change our focus to other markets or applications in the future. There can be no assurance that our focus or our near term plans will be successful. If we are not able to address markets for our products successfully, we may not be able to grow our business, compete effectively or achieve profitability.

Our sales and results of operations could be materially and adversely impacted by risks inherent in international markets.

As we expand in international markets, customers may have difficulty or be unable to integrate our products into their existing systems or may have difficulty complying with foreign regulatory and commercial requirements. As a result, our products may require redesign. Any redesign of the product may delay sales or cause quality issues. In addition, we may be subject to a variety of other risks associated with international business, including import/export restrictions, fluctuations in currency exchange rates and global economic or political instability. Two of our top distributors are located in Russia and Belgium, and therefore we are particularly susceptible to risks associated with doing business in these two countries.

We cannot be certain of the future effectiveness of our internal controls over financial reporting or the impact thereof on our operations or the market price of our common stock.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we are required to include in our Annual Reports on Form 10-K our assessment of the effectiveness of our internal controls over financial reporting. We cannot be certain that our internal controls over financial reporting will remain effective or that future material changes to our internal controls will be effective. If we cannot adequately maintain the effectiveness of our internal controls over financial reporting, we might be subject to sanctions or investigation by regulatory authorities, such as the SEC. Any such action could adversely affect our financial results and the market price of our securities.

We may not be able to retain or develop relationships with OEMs or distributors in our targeted markets, in which case our sales would not increase as expected.

In order to serve certain of our targeted markets, we believe that we must ally ourselves with companies that have particular expertise or better access to those markets. We believe that retaining or developing relationships with strong OEMs (which to date have typically resold our products under their own brands or packaged our products with other products as part of an integrated unit) or distributors in these targeted markets can improve the rate of adoption as well as reduce the direct financial burden of introducing a new technology and creating a new market. Because of OEMs' and distributors' relationships in their respective markets, the loss of an OEM or distributor could adversely impact the ability to penetrate our target markets. We offer our OEMs and distributors stated discounts from list price for the products they purchase. In the future, to attract and retain OEMs and distributors we may provide volume price discounts or otherwise incur significant costs that may reduce the potential revenues from these relationships. We may not be able to retain or develop appropriate OEMs and distributors on a timely basis, and we cannot provide assurance that the OEMs and distributors will focus adequate resources on selling our products or will be successful in selling them. In addition, some of the relationships may require that we grant exclusive distribution rights in defined territories. These exclusive distribution arrangements could result in our being unable to enter into other arrangements at a time when the OEM or distributor with whom we form a relationship is not successful in selling our products or has reduced its commitment to market our products. We cannot provide assurance that we will be able to negotiate collaborative relationships on favorable terms or at all. Our inability to have appropriate distribution in our target markets may adversely affect our financial condition, results of operations and cash flow.

Activities necessary to integrate any future acquisitions may result in costs in excess of current expectations or be less successful than anticipated.

During Fiscal 2010, we completed the acquisition of certain assets relating to the microturbine business of CPS, and we may acquire other businesses in the future. The success of these transactions will depend on, among other things, our ability to develop productive relationships with the

corresponding distributors and to integrate assets and personnel, if any, acquired in these transactions and to apply our internal controls processes to these acquired businesses. The integration of any acquired businesses or significant assets may require significant attention from our management, and the diversion of management's attention and resources could have a material adverse effect on our ability to manage our business. Furthermore, we may not realize the degree or timing of benefits we anticipated when we first enter into these transactions. If actual integration costs are higher than amounts assumed, if we are unable to integrate the assets and personnel acquired in an acquisition as anticipated, or if we are unable to fully benefit from anticipated synergies, our business, financial condition, results of operations, and cash flows could be materially adversely affected.

We have substantial accounts receivable, and increased bad debt expense or delays in collecting accounts receivable could have a material adverse effect on our cash flows and results of operations.

Our accounts receivable balance, net of allowance for doubtful accounts, was $17.9 million and $18.6 million as of March 31, 2013 and March 31, 2012, respectively. Days sales outstanding in accounts receivable (DSO) at the end of Fiscal 2013 was 46 days, compared with 56 days at the end of Fiscal 2012. We recorded bad debt expense of $0.3 million and $2.3 million during Fiscal 2013 and 2012, respectively. No assurances can be given that future bad debt expense will not increase above current operating levels. Increased bad debt expense or delays in collecting accounts receivable could have a material adverse effect on cash flows and results of operations.

Loss of a significant customer could have a material adverse effect on our results of operations.

Horizon and BPC accounted for approximately 27% and 11%, respectively, of our revenue for the fiscal year ended March 31, 2013. As of March 31, 2013, BPC and Horizon represented 35% and 7% of net accounts receivable, respectively. Loss of Horizon, BPC or any other significant customers could adversely affect our results of operations.

We may not be able to develop sufficiently trained applications engineering, installation and service support to serve our targeted markets.

Our ability to identify and develop business relationships with companies who can provide quality, cost-effective application engineering, installation and service can significantly affect our success. The application engineering and proper installation of our microturbines, as well as proper maintenance and service, are critical to the performance of the units. Additionally, we need to reduce the total installed cost of our microturbines to enhance market opportunities. Our inability to improve the quality of applications, installation and service while reducing associated costs could affect the marketability of our products.

Changes in our product components may require us to replace parts held at distributors.

We have entered into agreements with some of our distributors requiring that if we render parts obsolete in inventories they own and hold in support of their obligations to serve fielded microturbines, we are required to replace the affected stock at no cost to the distributors. It is possible that future changes in our product technology could involve costs that have a material adverse effect on our results of operations, cash flow or financial position.

We operate in a highly regulated business environment, and changes in regulation could impose significant costs on us or make our products less economical, thereby affecting demand for our microturbines.

Our products are subject to federal, state, local and foreign laws and regulations, governing, among other things, emissions and occupational health and safety. Regulatory agencies may impose special requirements for the implementation and operation of our products or that may significantly affect or

even eliminate some of our target markets. We may incur material costs or liabilities in complying with government regulations. In addition, potentially significant expenditures could be required in order to comply with evolving environmental and health and safety laws, regulations and requirements that may be adopted or imposed in the future. Furthermore, our potential utility customers must comply with numerous laws and regulations. The deregulation of the utility industry may also create challenges for our marketing efforts. For example, as part of electric utility deregulation, federal, state and local governmental authorities may impose transitional charges or exit fees, which would make it less economical for some potential customers to switch to our products. We can provide no assurances that we will be able to obtain these approvals and changes in a timely manner, or at all. Non-compliance with applicable regulations could have a material adverse effect on our operating results.

The market for electricity and generation products is heavily influenced by federal and state government regulations and policies. The deregulation and restructuring of the electric industry in the United States and elsewhere may cause rule changes that may reduce or eliminate some of the advantages of such deregulation and restructuring. We cannot determine how any deregulation or restructuring of the electric utility industry may ultimately affect the market for our microturbines. Changes in regulatory standards or policies could reduce the level of investment in the research and development of alternative power sources, including microturbines. Any reduction or termination of such programs could increase the cost to our potential customers, making our systems less desirable, and thereby adversely affect our revenue and other operating results.

Utility companies or governmental entities could place barriers to our entry into the marketplace, and we may not be able to effectively sell our products.

Utility companies or governmental entities could place barriers on the installation of our products or the interconnection of the products with the electric grid. Further, they may charge additional fees to customers who install on-site generation or have the capacity to use power from the grid for back-up or standby purposes. These types of restrictions, fees or charges could hamper the ability to install or effectively use our products or increase the cost to our potential customers for using our systems. This could make our systems less desirable, thereby adversely affecting our revenue and other operating results. In addition, utility rate reductions can make our products less competitive which would have a material adverse effect on our operations. The cost of electric power generation bears a close relationship to natural gas and other fuels. However, changes to electric utility tariffs often require lengthy regulatory approval and include a mix of fuel types as well as customer categories. Potential customers may perceive the resulting swings in natural gas and electric pricing as an increased risk of investing in on-site generation.

We depend upon the development of new products and enhancements of existing products.

Our operating results depend on our ability to develop and introduce new products, enhance existing products and reduce the costs to produce our products. The success of our products is dependent on several factors, including proper product definition, product cost, timely completion and introduction of the products, differentiation of products from those of our competitors, meeting changing customer requirements, emerging industry standards and market acceptance of these products. The development of new, technologically advanced products and enhancements is a complex and uncertain process requiring high levels of innovation, as well as the accurate anticipation of technological and market trends. There can be no assurance that we will successfully identify new product opportunities, develop and bring new or enhanced products to market in a timely manner, successfully lower costs and achieve market acceptance of our products, or that products and technologies developed by others will not render our products or technologies obsolete or noncompetitive.

Operational restructuring may result in asset impairment or other unanticipated charges.

As a result of our corporate strategy, we have identified opportunities to outsource to third-party suppliers certain functions which we currently perform. We believe outsourcing can reduce product costs, improve product quality and increase operating efficiency. These actions may not yield the expected results, and outsourcing may result in production delays or lower quality products. Transitioning to outsourcing may cause certain of our affected employees to leave before the outsourcing is complete. This could result in a lack of the experienced in-house talent necessary to successfully implement the outsourcing. Further, depending on the nature of operations outsourced and the structure of agreements we reach with suppliers to perform these functions, we may experience impairment in the value of manufacturing assets related to the outsourced functions or other unanticipated charges, which could have a material adverse effect on our operating results.

We may not achieve production cost reductions necessary to competitively price our products, which would adversely affect our sales.

We believe that we will need to reduce the unit production cost of our products over time to maintain our ability to offer competitively priced products. Our ability to achieve cost reductions will depend on our ability to develop low cost design enhancements, to obtain necessary tooling and favorable supplier contracts and to increase sales volumes so we can achieve economies of scale. We cannot provide assurance that we will be able to achieve any such production cost reductions. Our failure to achieve such cost reductions could have a material adverse effect on our business and results of operations.

Commodity market factors impact our costs and availability of materials.

Our products contain a number of commodity materials from metals, which include steel, special high temperature alloys, copper, nickel and molybdenum, to computer components. The availability of these commodities could impact our ability to acquire the materials necessary to meet our production requirements. The cost of metals has historically fluctuated. The pricing could impact the costs to manufacture our products. If we are not able to acquire commodity materials at prices and on terms satisfactory to us or at all, our operating results may be materially adversely affected.

Our products involve a lengthy sales cycle and we may not anticipate sales levels appropriately, which could impair our results of operations.

The sale of our products typically involves a significant commitment of capital by customers, with the attendant delays frequently associated with large capital expenditures. For these and other reasons, the sales cycle associated with our products is typically lengthy and subject to a number of significant risks over which we have little or no control. We expect to plan our production and inventory levels based on internal forecasts of customer demand, which is highly unpredictable and can fluctuate substantially. If sales in any period fall significantly below anticipated levels, our financial condition, results of operations and cash flow would suffer. If demand in any period increases well above anticipated levels, we may have difficulties in responding, incur greater costs to respond, or be unable to fulfill the demand in sufficient time to retain the order, which would negatively impact our operations. In addition, our operating expenses are based on anticipated sales levels, and a high percentage of our expenses are generally fixed in the short term. As a result of these factors, a small fluctuation in timing of sales can cause operating results to vary materially from period to period.

Potential litigation may adversely impact our business.

We may face litigation relating to labor matters or other matters. Any litigation could be costly, divert management attention or result in increased costs of doing business.

Our business could be negatively impacted if we fail to adequately protect our intellectual property rights or if third parties claim that we are in violation of their intellectual property rights.

We view our intellectual property rights as important assets. We seek to protect our intellectual property rights through a combination of patent, trademark, copyright and trade secret laws, as well as licensing and confidentiality agreements. These protections may not be adequate to prevent third parties from using our intellectual property without our authorization, breaching any confidentiality agreements with us, copying or reverse engineering our products, or developing and marketing products that are substantially equivalent to or superior to our own. The unauthorized use of our intellectual property by others could reduce our competitive advantage and harm our business. If it became necessary for us to litigate to protect these rights, any proceedings could be burdensome and costly and we may not prevail. We cannot guarantee that any patents, issued or pending, will provide us with any competitive advantage or will not be challenged by third parties. Moreover, the expiration of our patents may lead to increased competition with respect to certain products. In addition, we cannot be certain that we do not or will not infringe third parties' intellectual property rights. Any such claim, even if it is without merit, may be expensive and time-consuming to defend, subject us to damages, cause us to cease making, using or selling certain products that incorporate the disputed intellectual property, require us to redesign our products, divert management time and attention and/or require us to enter into costly royalty or licensing arrangements.

Our results of operations could be materially and adversely affected by risks related to cyber security threats.

As a manufacturer of high technology commercial products, we face cyber security threats, as well as the potential for business disruptions associated with information technology failures or cyber security attacks. We routinely experience cyber security threats, threats to our information technology infrastructure and attempts to gain access to our sensitive information. Because of the evolving nature of these security threats, the impact of any future incident cannot be predicted. The occurrence of any of these events could adversely affect our results of operations, the services we provide to customers, the competitive advantages derived from our R&D efforts, the usefulness of our products and services, our reputation or our stock price.

We may incur costs and liabilities as a result of product liability claims.

We face a risk of exposure to product liability claims in the event that the use of our products is alleged to have resulted in injury or other damage. Although we currently maintain product liability insurance coverage, we may not be able to obtain such insurance on acceptable terms in the future, if at all, or obtain insurance that will provide adequate coverage against potential claims. Product liability claims can be expensive to defend and can divert the attention of management and other personnel for long periods of time, regardless of the ultimate outcome. A significant unsuccessful product liability defense could have a material adverse effect on our financial condition and results of operations. In addition, we believe our business depends on the strong brand reputation we have developed. If our reputation is damaged, we may face difficulty in maintaining our market share and pricing with respect to some of our products, which could reduce our sales and profitability.

We have significant tax assets, usage of which may be subject to limitations in the future.

At March 31, 2013, we had federal and state net operating loss carryforwards of approximately $592.0 million and $283.9 million, respectively, which may be utilized to reduce future taxable income, subject to limitations under Section 382 of the Internal Revenue Code of 1986. These deferred tax assets have been fully offset by a valuation allowance. Any subsequent accumulations of common stock ownership leading to a change of control under Section 382 of the U.S. Internal Revenue Code of 1986, including through sales of stock by large stockholders, all of which are outside of our control,

could limit and defer our ability to utilize our net operating loss carryforwards to offset future federal income tax liabilities.

Our success depends in significant part upon the continuing service of management and key employees.

Our success depends in significant part upon the continuing service of our executive officers, senior management and sales and technical personnel. The failure of our personnel to execute our strategy or our failure to retain management and personnel could have a material adverse effect on our business. Our success will be dependent on our continued ability to attract, retain and motivate highly skilled employees. There can be no assurance that we can do so.

Our internal control systems rely on people trained in the execution of the controls. Loss of these people or our inability to replace them with similarly skilled and trained individuals or new processes in a timely manner could adversely impact our internal control mechanisms.

Our operations are vulnerable to interruption by fire, earthquake and other events beyond our control.

Our operations are vulnerable to interruption by fire, earthquake and other events beyond our control. Our executive offices and manufacturing facilities are located in southern California. Because the southern California area is located in an earthquake-sensitive area, we are particularly susceptible to the risk of damage to, or total destruction of, our facilities in southern California and the surrounding transportation infrastructure, which could affect our ability to make and transport our products. If an earthquake, fire or other natural disaster occurs at or near our facilities, our business, financial condition, operating results and cash flow could be materially adversely affected.

If we fail to meet all applicable Nasdaq Global Market requirements and Nasdaq determines to delist our common stock, the delisting could adversely affect the market liquidity of our common stock, impair the value of your investment and adversely affect our ability to raise needed funds.

Our common stock is listed on the Nasdaq Global Market. In order to maintain that listing, we must satisfy minimum financial and other requirements. On December 21, 2012, we received a notice from the Nasdaq Listing Qualifications Department stating that, for the last 30 consecutive business days, the closing bid price for our common stock had been below the minimum $1.00 per share requirement for continued listing on the Nasdaq Global Market as set forth in Nasdaq Listing Rule 5450(a)(1). In accordance with Nasdaq Listing Rule 5810(c)(3)(A), we were provided 180 calendar days, or until June 19, 2013, to regain compliance with the minimum bid price requirement. On June 10, 2013, we received a notice from the Nasdaq Listing Qualifications Department stating that the closing bid price of our common stock had been $1.00 or greater for the previous ten consecutive business days and that we had regained compliance with the minimum bid price requirement. However, there can be no assurance that we will be able to comply with the continued listing standards in the future.

If we fail to meet all applicable Nasdaq Global Market requirements in the future and Nasdaq determines to delist our common stock, the delisting could adversely affect the market liquidity of our common stock and adversely affect our ability to obtain financing for the continuation of our operations. This delisting could also impair the value of your investment.

The market price of our common stock has been and may continue to be highly volatile and you could lose all or part of your investment in our securities.

An investment in our securities is risky, and stockholders could lose their investment in our securities or suffer significant losses and wide fluctuations in the market value of their investment. The market price of our common stock is highly volatile and is likely to continue to be highly volatile. Given the continued uncertainty surrounding many variables that may affect our business and the

industry in which we operate, our ability to foresee results for future periods is limited. This variability could affect our operating results and thereby adversely affect our stock price. Many factors that contribute to this volatility are beyond our control and may cause the market price of our common stock to change, regardless of our operating performance. Factors that could cause fluctuation in our stock price may include, among other things:

- actual or anticipated variations in quarterly operating results;
- market sentiment toward alternative energy stocks in general or toward Capstone;
- changes in financial estimates or recommendations by securities analysts;
- conditions or trends in our industry or the overall economy;
- loss of one or more of our significant customers;
- errors, omissions or failures by third parties in meeting commitments to us;
- changes in the market valuations or earnings of our competitors or other technology companies;
- the trading of options on our common stock;
- announcements by us or our competitors of significant acquisitions, strategic partnerships, divestitures, joint ventures or other strategic initiatives;
- announcements of significant market events, such as power outages, regulatory changes or technology changes;
- changes in the estimation of the future size and growth rate of our market;
- future equity financings;
- the failure to produce our products on a timely basis in accordance with customer expectations;
- the inability to obtain necessary components on time and at a reasonable cost;
- litigation or disputes with customers or business partners;
- capital commitments;
- additions or departures of key personnel;
- sales or purchases of our common stock;
- the trading volume of our common stock;
- developments relating to litigation or governmental investigations; and
- decreases in oil, natural gas and electricity prices.

In addition, the stock market in general, and the Nasdaq Global Market and the market for technology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of particular companies affected. The market prices of securities of technology companies and companies servicing the technology industries have been particularly volatile. These broad market and industry factors may cause a material decline in the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market price of a company's securities, securities class—action litigation has often been instituted against that company. This type of litigation, regardless of whether we prevail on the underlying claim, could result in substantial costs and a diversion of management's attention and resources, which could materially harm our financial condition, results of operations and cash flow.

Provisions in our certificate of incorporation, bylaws and our stockholder rights plan, as well as Delaware law, may discourage, delay or prevent a merger or acquisition at a premium price.

Provisions of our second amended and restated certificate of incorporation, amended and restated bylaws and our stockholder rights plan, as well as provisions of the General Corporation Law of the State of Delaware, could discourage, delay or prevent unsolicited proposals to merge with or acquire us, even though such proposals may be at a premium price or otherwise beneficial to you. These provisions include our board's authorization to issue shares of preferred stock, on terms the board determines in its discretion, without stockholder approval, and the following provisions of Delaware law that restrict many business combinations.

We are subject to the provisions of Section 203 of the General Corporation Law of the State of Delaware, which could prevent us from engaging in a business combination with a 15% or greater stockholder for a period of three years from the date such stockholder acquired such status unless appropriate board or stockholder approvals are obtained.

Our board of directors has adopted a stockholder rights plan, pursuant to which one preferred stock purchase right has been issued for each share of our common stock authorized and outstanding. Until the occurrence of certain prescribed events, the rights are not exercisable and are transferable along with, and only with, each share of our common stock and are evidenced by the common stock certificates. One preferred stock purchase right will also be issued with each share of our common stock we issue in the future until the rights plan expires or is terminated or we redeem or exchange the rights for other property in accordance with the terms of the rights plan or at such time, if any, as the rights separate from each share of our common stock and become exercisable. Each share of Series A Junior Participating Preferred Stock will be entitled to receive, when, as and if declared by our board of directors out of funds legally available for the purpose, dividends payable in cash in an amount per share (rounded to the nearest cent) equal to 100 times the aggregate per share amount of all dividends or other distributions, including non-cash dividends (payable in kind), declared on our common stock other than a dividend payable in shares of common stock or a subdivision of the outstanding shares of common stock. The rights plan prohibits the issuance of additional rights after the rights separate from our common stock. The rights plan is intended to protect our stockholders in the event of an unfair or coercive offer to acquire us. However, the existence of the rights plan may discourage, delay or prevent a merger or acquisition of us that is not supported by our board of directors.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

Our principal corporate offices, administrative, sales and marketing, R&D and support facilities consist of approximately 98,000 square feet of leased office space, warehouse space and assembly and test space located at 21211 Nordhoff Street in Chatsworth, California. Our lease for those premises expires in July 2014, and we have two five-year options to extend the term of this lease. We also lease an approximately 79,000 square foot facility at 16640 Stagg Street in Van Nuys, California as an engineering test and manufacturing facility for our recuperator cores. This lease will expire in December 2017. Management believes our facilities are adequate for our current needs.

Item 3. Legal Proceedings.

From time to time, the Company may become subject to certain legal proceedings, claims and litigation arising in the ordinary course of business. In the opinion of management, we are not a party to any other material legal proceedings, nor are we aware of any other pending or threatened litigation

that would have a material effect on our business, operating results, cash flows, financial position or results of operations should such litigation be resolved unfavorably.

Item 4. Mine Safety Disclosures.

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Price Range of Common Stock

Our common stock is publicly traded on the Nasdaq Global Market under the symbol "CPST". The following table sets forth the low and high sales prices for each period indicated.

	High	Low
Year Ended March 31, 2012:		
First Quarter	$2.07	$1.30
Second Quarter	$1.69	$0.99
Third Quarter	$1.29	$0.85
Fourth Quarter	$1.53	$0.98
Year Ended March 31, 2013:		
First Quarter	$1.20	$0.93
Second Quarter	$1.13	$0.98
Third Quarter	$1.06	$0.87
Fourth Quarter	$1.06	$0.73

As of June 6, 2013, the last reported sale price of our common stock on the Nasdaq Global Market was $1.19 per share.

Stockholders

As of June 6, 2013, there were 667 stockholders of record of our common stock. This does not include the number of persons whose stock is held in nominee or "street name" accounts through brokers.

Dividend Policy

We currently intend to retain any earnings for use in our business and, therefore, we do not anticipate paying any cash dividends in the foreseeable future. We have never declared or paid any cash dividends on our capital stock. In the future, the decision to pay any cash dividends will depend upon our results of operations, financial condition, cash flow and capital expenditure plans, as well as such other factors as our Board of Directors, in its sole discretion, may consider relevant, including approval from Wells Fargo.

Item 6. Selected Financial Data.

The selected financial data shown below have been derived from the audited financial statements of Capstone. The historical results are not necessarily indicative of the operating results to be expected in the future. The selected financial data should be read in conjunction with "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes included elsewhere in this Annual Report.

(In thousands, except per share data)

	Year Ended March 31,				
	2013	2012	2011	2010	2009
Statement of Operations:					
Revenue	$127,557	$109,371	$ 81,890	$ 61,554	$ 43,949
Cost of goods sold	113,172	103,944	82,427	69,999	49,277
Gross margin (loss)	14,385	5,427	(537)	(8,445)	(5,328)
Operating costs and expenses:					
Research and development	8,979	8,237	6,986	6,954	8,125
Selling, general and administrative	27,364	28,927	26,203	28,383	28,628
Loss from operations	(21,958)	(31,737)	(33,726)	(43,782)	(42,081)
Net loss	$(22,563)	$(18,764)	$(38,470)	$(67,241)	$(41,717)
Net loss per share of common stock—basic and diluted	$ (0.07)	$ (0.07)	$ (0.16)	$ (0.34)	$ (0.25)

	As of March 31,				
	2013	2012	2011	2010	2009
Balance Sheet Data:					
Cash and cash equivalents	$38,817	$49,952	$33,456	$ 47,270	$19,519
Working capital	32,782	49,532	22,274	30,115	34,741
Total assets	87,338	99,792	87,019	103,446	72,329
Revolving credit facility	13,476	10,431	7,080	7,571	3,654
Capital lease/note payable obligations	594	433	297	302	41
Long-term liabilities	142	254	309	274	288
Stockholders' equity	$41,886	$58,617	$34,480	$ 46,432	$50,470

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause a difference include, but are not limited to, those discussed under Item 1A (Risk Factors) in this Annual Report. The following section is qualified in its entirety by the more detailed information, including our financial statements and the notes thereto, which appears elsewhere in this Annual Report.

Overview

Capstone is the market leader in microturbines based on the number of microturbines sold. We increased revenues during Fiscal 2013 compared to Fiscal 2012 despite the challenging economic conditions worldwide. Management believes that our ongoing efforts to grow and broaden our distribution network along with continued market acceptance of our 200 kW ("C200") microturbine and 1000 kW ("C1000 Series") microturbines products were the primary reasons for our revenue growth during the year compared to Fiscal 2012. Fiscal 2013 was characterized by strong demand for C200 and C1000 Series microturbines led by the North American natural resources vertical market, while weakness continued in the European market as a result of uncertain global economic conditions. Domestic demand was strong; sales from our U.S.—based distributors during Fiscal 2013 were 45% of total revenue compared to 38% of total revenue during Fiscal 2012. Management believes that sales in the natural resources vertical market will continue to grow and also expects the European market for our products will begin to recover during Fiscal 2014. During Fiscal 2013 we received approximately 22 significant orders totaling approximately 54.4 megawatts, continued to make progress in manufacturing cost reduction and had record sales, continuing overall progress on our path to profitability. In addition, we continue to make progress on our C250 product development initiative. During Fiscal 2013, we experienced a higher rate of warranty claims than expected for C200 and C1000 Series systems. Management expects warranty claims levels for C200 and C1000 Series systems to decline during Fiscal 2014 as reliability repair programs are completed and the products mature.

Capstone products continue to gain interest in all five of the major vertical markets (energy efficiency, renewable energy, natural resources, critical power supply and transportation products). In the energy efficiency market, we continue to expand our market share in hotels, office buildings, hospitals, retail and industrial applications globally. The renewable energy market continues to be a significant portion of our business as we shipped products around the globe for applications fueled by landfill gas, biodiesel, biogas such as food processing and agricultural waste, referred to as green waste, and cow, pig and chicken manure. Our C1000 Series microturbine continues to drive our near term business success in the oil and gas and other natural resource markets as we gain product acceptance in U.S. shale plays and Russian oil fields. Our critical power supply data center product is performing well, and we continue to focus efforts on gaining market share with this new product. Capstone's transportation products market, utilizing microturbines for electric vehicles, is gaining interest for use of our products as range extenders in electric buses, trucks and the marine industry.

We continue to focus on improving our products based on customer input, building brand awareness and new channels to market by developing a diversified network of strategic distribution partners. Our focus is on products and solutions that provide near-term opportunities to drive repeatable business rather than discrete projects for niche markets. In addition, management closely manages operating expenses and strives to improve manufacturing efficiencies while simultaneously lowering direct material costs and increasing average selling prices. The key drivers to Capstone's success are continued increase in C200 microturbine engine production rates, higher average selling prices, lower direct material costs, positive new order flow and reduced cash usage.

On February 1, 2010, we entered into an asset purchase agreement ("APA") with Calnetix Power Solutions, Inc. ("CPS") pursuant to which we acquired, subject to an existing license retained by CPS, all of the rights and assets related to the manufacture and sale of the 100 kW ("TA100") microturbine generator, including intellectual property, design, tooling, drawings, patents, know-how, distribution agreements and supply agreements. Pursuant to the APA, the Company issued to CPS 1,550,387 shares of common stock at the closing date on February 1, 2010 and agreed to pay additional consideration of $3.1 million on July 30, 2010 (the "Second Funding Date"). The additional consideration was to be paid, at the Company's discretion, in shares of the Company's common stock or cash. The Company elected to satisfy the amount due on the Second Funding Date with common stock and issued 3,131,313 shares to CPS.

To support our opportunities to grow in our targeted markets, we continue to enhance the reliability and performance of our products by regularly developing new processes and enhancing training to assist those who apply, install and use our products.

An overview of our direction, targets and key initiatives follows:

1) ***Focus on Vertical Markets*** Within the distributed generation markets that we serve, we focus on vertical markets that we identify as having the greatest near-term potential. In our primary products and applications (energy efficiency, renewable energy, natural resources, critical power supply and mobile products), we identify specific targeted vertical market segments. Within each of these segments, we identify what we believe to be the critical factors to success and base our plans on those factors.

   During Fiscal 2013, we booked orders for 107.2 megawatts and shipped 103.2 megawatts of products, which combined with our backlog at March 31, 2012, resulted in 162.8 megawatts in backlog at the end of the fiscal year. Our product shipments in Fiscal 2013 were: 55% for use in natural resources applications, 25% for use in energy efficiency applications, 6% for use in renewable energy applications and 14% for use in other applications (including critical power supply and mobile products).

   Energy Efficiency—CHP/CCHP

   Energy efficiency maximizes the use of energy produced by the microturbines, reduces emissions compared with traditional power generation and enhances the economic advantage to customers. Energy efficiency applications use both the heat and electric energy produced in the power generation process. Using the heat and electricity created from a single combustion process increases the efficiency of the system from approximately 30% to 75% or more. The increased operating efficiency reduces overall greenhouse gas emissions compared with traditional independent sources such as power generation and local thermal generation and, through displacement of other separate systems, can reduce variable production costs.

   Renewable Energy

   Our microturbines can use renewable methane gases from landfills, wastewater treatment facilities and other biogas applications such as food processing and agricultural waste, referred to as green waste, and cow, pig and chicken manure. Capstone's microturbines can burn these renewable waste gases with minimal emissions, thereby, in some cases, avoiding the imposition of penalties incurred for pollution while simultaneously producing electricity from this "free" renewable fuel for use at the site or in the surrounding area. Capstone's microturbines have

demonstrated effectiveness in these applications and outperform conventional combustion engines in a number of situations, including when the gas contains a high amount of sulfur.

Natural Resources—Oil, Natural Gas, Shale Gas & Mining

On a worldwide basis, there are thousands of locations where the drilling, production, compression and transportation of natural resources and other extraction and production processes create fuel byproducts, which traditionally have been released or burned into the atmosphere. Our microturbines are installed in the natural resource market to be used in oil and gas exploration, production, compression and transmission sites both onshore and offshore as a highly reliable critical source of power generation. In addition, our microturbines can use flare gas as a fuel to provide prime power. Typically these oil and gas or mining operations have no access to an electric utility grid and rely solely on Capstone's microturbines for a reliable low emission power supply.

Critical Power Supply

Because of the potentially catastrophic consequences of even momentary system failure, certain power users, such as high technology and information systems companies, require particularly high levels of reliability in their power service. Management believes that Capstone's critical power supply offerings are the world's only microturbine powered Uninterruptible Power Source solutions that can offer clean, IT-grade power produced from microturbines, the utility or a combination of both.

Mobile Products—Hybrid Electric Vehicles

Our technology is also used in hybrid electric vehicle applications. Our customers have applied our products in hybrid electric mobile applications, including transit buses and trucks. In these applications the microturbine acts as an onboard battery charger to recharge the battery system as needed. The benefits of microturbine hybrids include extended range, fuel economy gains, quieter operation, reduced emissions and higher reliability compared with traditional internal combustion engines.

Mobile Products—Marine

Our technology is also used in marine applications. Our customers have applied our products in the commercial vessel and luxury yacht markets. The most immediate market for our marine products is for use as ship auxiliaries. In this application, the microturbines provide power to the vessel's electrical loads and, in some cases, the vessel is able to utilize the exhaust energy to increase the overall efficiency of the application, reducing overall fuel consumption and emissions. The other application is similar to our HEV application where the vessel is driven by an electric propulsion system and the microturbine serves as an on board range extender.

2) ***Sales and Distribution Channel*** We seek out distributors that have business experience and capabilities to support our growth plans in our targeted markets. We have a total of 91 distributors and Original Equipment Manufacturers ("OEMs"). In North America, we currently have 32 distributors and OEMs. Internationally, outside of North America, we currently have 59 distributors and OEMs. We continue to refine the distribution channels to address our specific targeted markets.

3) ***Service*** Service is provided primarily by our global distribution network. Together with our global distribution network we offer new and remanufactured parts as well as a comprehensive FPP. Through our global distribution network, we offer a comprehensive FPP for a fixed

annual fee to perform regularly scheduled and unscheduled maintenance as needed. In January 2011, we expanded the FPP to include total microturbine plant operations if required by the end use customer. Capstone provides factory and onsite training to certify all personnel that are allowed to perform service on our microturbines. FPPs are generally paid quarterly in advance. Our FPP backlog at the end of Fiscal 2013 was $35.0 million which represents the value of the contractual agreement for FPP services that has not been earned and extends through Fiscal 2028. Service revenue in Fiscal 2013 was approximately 8% of total revenue.

4) ***Product Robustness*** We continue to invest in enhancements that relate to high performance and high reliability. An important element of our continued innovation and product strategy is to focus on the engineering of our product hardware and electronics to make them work together more effectively and deliver improved microturbine performance, reliability and low maintenance cost to our customers.

5) ***New Product Development*** Our new product development is targeted specifically to meet the needs of our selected vertical markets. We expect that our existing product platforms, the C30, C65, TA100, C200 and C1000 Series microturbines, will be our foundational product lines for the foreseeable future. Our research and development project portfolio is centered on enhancing the features of these base products. We are currently focusing efforts on enhancing our products to improve reliability, reduce direct material costs, and be compliant with the new stringent European VDE power grid requirements. We are also developing a more efficient microturbine Combined Heat and Power ("CHP") system with the DOE. The first phase of the development program has successfully achieved 270 kW with a prototype C250 engine. Capstone plans to continue development of the engine as well as power electronics and software controls required for successful commercialization. The second phase of the program is expected to incorporate further engine efficiency improvements, resulting in a product with a projected electrical efficiency of 42% and targeted power output of 370 kW. The DOE awarded us a grant of $5.0 million in support of this development program.

6) ***Cost and Core Competencies*** We believe that the core competencies of Capstone products are air-bearing technology, advanced combustion technology and sophisticated power electronics to form efficient and ultra-low emission electricity and cooling and heat production systems. Our core intellectual property is contained within our air-bearing technology. We continue to review avenues for cost reduction by sourcing to the best value supply chain option. In order to utilize manufacturing facilities and technology more effectively, we are focused on continuous improvements in manufacturing processes. Additionally, considerable effort is being directed to manufacturing cost reduction through process improvement, product design, advanced manufacturing technology, supply management and logistics. Management expects to be able to leverage our costs as product volumes increase.

Management believes that effective execution in each of these key areas will be necessary to leverage Capstone's promising technology and early market leadership into achieving positive cash flow with growing market presence and improving financial performance. Based on our recent progress and assuming achievement of targeted cost reductions, our financial model indicates that we will achieve positive cash flow when we ship approximately 200 units in a quarter, depending on an assumed product mix. Management believes our manufacturing facilities located in Chatsworth and Van Nuys, California have a combined production capacity of approximately 2,000 units per year, depending on product mix. Excluding working capital requirements, management believes we can expand our combined production capacity to approximately 4,000 units per year, depending on product mix, with approximately $10 to $15 million of capital expenditures. We have not committed to this expansion nor identified a source for its funding.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses and related disclosures of contingent liabilities. On an on-going basis, we evaluate our estimates, including but not limited to those related to long-lived assets, including finite-lived intangible assets and fixed assets, bad debts, inventories, warranty obligations, stock-based compensation, warrant liabilities, income taxes and contingencies. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Management believes that the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

- We evaluate the carrying value of long-lived assets, including intangible assets with finite lives, for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Factors that are considered important that could trigger an impairment review include a current-period operating or cash flow loss combined with a history of operating or cash flow losses and a projection or forecast that demonstrates continuing losses or insufficient income associated with the use of a long-lived asset or asset group. Other factors include a significant change in the manner of the use of the asset or a significant negative industry or economic trend. This evaluation is performed based on undiscounted estimated future cash flows compared with the carrying value of the related assets. If the undiscounted estimated future cash flows are less than the carrying value, an impairment loss is recognized and the loss is measured by the difference between the carrying value and the estimated fair value of the asset group. The estimated fair value of the assets are determined using the best information available. On a quarterly basis, we assess whether events or changes in circumstances have occurred that potentially indicate the carrying value of long-lived assets may not be recoverable. Intangible assets include a manufacturing license, technology, backlog and customer relationships. We reevaluate the useful life determinations for these intangible assets each reporting period to determine whether events and circumstances warrant a revision in their remaining useful lives. The Company performed an analysis as of March 31, 2013 and determined that no impairment was necessary. See Note 5—Intangible Assets in the "Notes to Consolidated Financial Statements."
- Our inventories are valued on a first in first out ("FIFO") basis and at the lower of cost or market. We routinely evaluate the composition of our inventories and identify slow-moving, excess, obsolete or otherwise impaired inventories. Inventories identified as impaired are evaluated to determine if write-downs are required. Included in this assessment is a review for obsolescence as a result of engineering changes in our product. Future product enhancement and development may render certain inventories obsolete, resulting in additional write-downs of inventories. In addition, inventories are classified as current or long-term based on our sales forecast and also, in part, based on our projected usage for warranty claims and service. A change in forecast could impact the classification of inventories.
- We provide for the estimated cost of warranties at the time revenue from sales is recognized. We also accrue the estimated costs to address reliability repairs on products no longer under warranty when, in our judgment, and in accordance with a specific plan developed by us, it is prudent to provide such repairs. We estimate warranty expenses based upon historical and

projected product failure rates, estimated costs of parts, labor and shipping to repair or replace a unit and the number of units covered under the warranty period. While we engage in extensive quality programs and processes, our warranty obligation is affected by failure rates and service costs in correcting failures. As we have more units commissioned and longer periods of actual performance, additional data becomes available to assess future warranty costs. When we have sufficient evidence that product changes are altering the historical failure occurrence rates, the impact of such changes is then taken into account in estimating future warranty liabilities. Changes in estimates are recorded in the period that new information, such as design changes, cost of repair and product enhancements, becomes available. Should actual failure rates or service costs differ from our estimates, revisions to the warranty liability would be required and could be material to our financial condition, results of operations and cash flow.

- Our revenue consists of sales of products, parts, accessories and service, which includes FPPs, net of discounts. Our distributors purchase products, parts and FPPs for sale to end users and are also required to provide a variety of additional services, including application engineering, installation, commissioning and post-commissioning service. Our standard terms of sales to distributors and direct end users include transfer of title, care, custody and control at the point of shipment, payment terms ranging from full payment in advance of shipment to payment in 90 days, no right of return or exchange, and no post-shipment performance obligations by us except for warranties provided on the products and parts sold. We recognize revenue when all of the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred or service has been rendered, selling price is fixed or determinable and collectability is reasonably assured. Service revenue derived from time and materials contracts is recognized as the service is performed. FPP contracts are agreements to perform certain agreed-upon service to maintain a product for a specified period of time. Service revenue derived from FPP contracts is recognized on a straight-line basis over the contract period. We occasionally enter into agreements that contain multiple elements, such as equipment, installation, engineering and/or service.

- We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. We evaluate all accounts aged over 60 days or past payment terms. If the financial condition of our customers deteriorates or if other conditions arise that result in an impairment of their ability or intention to make payments, additional allowances may be required.

- We have a history of unprofitable operations. These losses generated significant federal and state net operating loss ("NOL") carryforwards. We record a valuation allowance against the net deferred income tax assets associated with these NOLs if it is "more likely than not" that we will not be able to utilize them to offset future income taxes. Because of the uncertainty surrounding the timing of realizing the benefits of our favorable tax attributes in future income tax returns, a valuation allowance has been provided against all of our net deferred income tax assets. We currently provide for income taxes only to the extent that we expect to pay cash taxes, primarily foreign and state taxes. It is possible, however, that we could be profitable in the future at levels which could cause management to determine that it is more likely than not that we will realize all or a portion of the NOL carryforwards. Upon reaching such a conclusion, we would record the estimated net realizable value of the deferred income tax asset at that time. Such adjustment would increase income in the period that the determination was made.

- We recognize stock-based compensation expense associated with stock options in the statement of operations. Determining the amount of stock-based compensation to be recorded requires us to develop estimates to be used in calculating the grant-date fair value of stock options. We calculate the grant-date fair values using the Black-Scholes valuation model.

The use of Black-Scholes model requires us to make estimates of the following assumptions:

- *Expected volatility*—The estimated stock price volatility was derived based upon the Company's actual historic stock prices over the expected option life, which represents the Company's best estimate of expected volatility.
- *Expected option life*—The expected life, or term, of options granted was derived from historical exercise behavior and represents the period of time that stock option awards are expected to be outstanding.
- *Risk-free interest rate*—We used the yield on zero-coupon U.S. Treasury securities for a period that is commensurate with the expected life assumption as the risk-free interest rate.

The amount of stock-based compensation recognized during a period is based on the value of the portion of the awards that are ultimately expected to vest. We estimate forfeitures at the time of grant and revise, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The term "forfeitures" is distinct from "cancellations" or "expirations" and represents only the unvested portion of the surrendered option. We review historical forfeiture data and determine the appropriate forfeiture rate based on that data. We re-evaluate this analysis periodically and adjust the forfeiture rate as necessary. Ultimately, we recognize the actual expense over the vesting period only for the shares that vest.

- As discussed in Note 10—Fair Value Measurements in the "Notes to Consolidated Financial Statements", Accounting Standards Codification ("ASC") 815 requires that our warrants be accounted for as derivative instruments and that we mark the value of our warrant liability to market and recognize the change in valuation in our statement of operations each reporting period. Determining the warrant liability to be recorded requires us to develop estimates to be used in calculating the fair value of the warrants. We calculate the fair values using the Monte Carlo simulation model.

The use of the Monte Carlo simulation model requires us to make estimates of the following assumptions:

- *Expected volatility*—The estimated stock price volatility was derived based upon the Company's actual historic stock prices over the contractual life of the warrants, which represents the Company's best estimate of expected volatility.
- *Risk-free interest rate*—We used the yield on zero-coupon U.S. Treasury securities for a period that is commensurate with the warrant contractual life assumption as the risk-free interest rate.

Results of Operations

Year Ended March 31, 2013 Compared to Year Ended March 31, 2012

Revenue Revenue for Fiscal 2013 increased $18.2 million, or 17%, to $127.6 million from $109.4 million for Fiscal 2012. The change in revenue for Fiscal 2013 compared to Fiscal 2012 included increases in revenue of $34.2 million from the North American market, $2.8 million from the Asian market, $2.7 million from the Australian market and $0.7 million from the South American market. The increase in the North American market was primarily related to increased revenue in the U.S. shale plays market. The increases in the Australian, Asian and South American markets were primarily the result of microturbine product sales to certain distributors that did not occur during the same period last year. This overall increase in revenue was offset by decreases in revenue of $21.3 million from the European market and $0.9 million from the African market. We expect revenue from the European market will continue to be soft as a result of general economic conditions. The decrease in

the African market was primarily the result of non-recurring microturbine product sales in Fiscal 2012 to certain distributors that did not occur in Fiscal 2013.

For Fiscal 2013, revenue from microturbine products increased $12.8 million, or 14%, to $102.7 million from $89.9 million for Fiscal 2012. Microturbine megawatts shipped during Fiscal 2013 increased 7.1 megawatts, or 7%, to 103.2 megawatts from 96.1 megawatts for Fiscal 2012. Microturbine units shipped during Fiscal 2013 increased to 628 units from 627 units for Fiscal 2012. Average revenue per unit increased for Fiscal 2013 to approximately $163,000 compared to approximately $143,000 per unit for Fiscal 2012. Megawatts shipped and revenue per unit during Fiscal 2013 increased as a result of higher sales volume for our C30, TA100 and C200 systems and a change in product mix of the C1000 Series systems, offset by lower sales volume for our C65 microturbines.

For Fiscal 2013, revenue from our accessories, parts and service increased $5.4 million, or 28%, to $24.9 million from $19.5 million for Fiscal 2012. The increase in revenue resulted primarily from higher sales of microturbine parts and service work.

The timing of shipments is subject to change based on several variables (including customer deposits, payments, availability of credit and delivery schedule changes), most of which are not within our control and can affect the timing of our revenue. Therefore, we evaluate historical revenue in conjunction with backlog to anticipate the growth trend of our revenue.

The following table summarizes our revenue (revenue amounts in millions):

	Years Ended March 31,					
	2013			2012		
	Revenue	Megawatts	Units	Revenue	Megawatts	Units
C30	$ 6.8	4.4	147	$ 4.4	3.2	108
C65	22.9	21.0	323	28.7	26.9	414
TA100	1.5	0.8	8	0.7	0.4	4
C200	18.1	15.6	78	7.4	6.8	34
C600	12.4	12.6	21	7.5	8.4	14
C800	5.3	5.6	7	8.7	10.4	13
C1000	35.6	43.0	43	32.5	40.0	40
Unit upgrades	0.1	0.2	1	—	—	—
Total from Microturbine Products	$102.7	103.2	628	$ 89.9	96.1	627
Accessories, Parts and Service	24.9	—	—	19.5	—	—
Total	$127.6	103.2	628	$109.4	96.1	627

Sales to Horizon Power Systems ("Horizon") accounted for 27% and 19% of our revenue for the years ended March 31, 2013 and 2012, respectively. Sales to BPC Engineering ("BPC") accounted for 11% and 26% of our revenue for the years ended March 31, 2013 and 2012, respectively.

Gross Margin Cost of goods sold includes direct material costs, production and service center labor and overhead, inventory charges and provision for estimated product warranty expenses. The gross margin was $14.4 million, or 11% of revenue, for Fiscal 2013 compared to a gross margin of $5.4 million, or 5% of revenue, for Fiscal 2012. The increase in gross margin was primarily related to an $10.6 million improvement resulting from higher volume of C200 and C1000 Series product shipments, microturbine parts and service revenue, and lower direct material costs during Fiscal 2013. The $10.6 million improvement and the lower production and service center labor and expenses of $0.4 million were offset by an increase in royalty expense of $1.1 million and warranty expense of $0.9 million. Management continues to implement initiatives to address warranty expense and to further reduce direct material costs as we work to achieve profitability.

Production and service center labor and overhead expense decreased $0.4 million during Fiscal 2013 compared to Fiscal 2012 primarily as the result of a decrease in freight expense.

Royalty expense increased $1.1 million during Fiscal 2013 compared to Fiscal 2012 as a result of higher sales of our C200 and C1000 Series systems. We pay a royalty of a predetermined fixed rate for each microturbine system covered by our Development and License Agreement with Carrier which will be reduced by 50% once the aggregate of Carrier's cash and in-kind services investment has been recovered. Management expects to reach this milestone during the second quarter of Fiscal 2014, at which time the predetermined fixed rate royalty reduction will occur.

Warranty expense is a combination of a standard warranty provision recorded at the time revenue is recognized and changes, if any, in estimates for reliability repair programs. Reliability repair programs are based upon estimates that are recorded in the period that new information becomes available, including design changes, cost of repair and product enhancements, which can include both in-warranty and out-of-warranty systems. The increase in warranty expense of $0.9 million reflects an increase in the standard warranty provision as a result of an increase in warranty claims related primarily to certain C200 and C1000 Series systems, an increase in reliability repair programs and higher volume of C200 and C1000 Series units under warranty during Fiscal 2013 compared to the prior year. Management expects warranty claims levels for C200 and C1000 Series systems to decline as reliability repair programs are completed and these products mature.

Research and Development Expenses R&D expenses include compensation, engineering department expenses, overhead allocations for administration and facilities and materials costs associated with development. R&D expenses for Fiscal 2013 increased $0.8 million, or 10%, to $9.0 million from $8.2 million for Fiscal 2012. R&D expenses are reported net of benefits from cost-sharing programs, such as DOE grants. The overall increase in R&D expenses of $0.8 million resulted from increased supplies expense of $0.8 million, salaries expense of $0.7 million and consulting expense of $0.2 million, offset by increased cost-sharing benefits of $0.9 million. There were approximately $1.7 million of cost-sharing benefits for Fiscal 2013 and $0.8 million of such benefits for Fiscal 2012. Cost-sharing programs vary from period to period depending on the phase of the programs. Management expects R&D expenses in Fiscal 2014 to be slightly higher than in Fiscal 2013 as we continue new product development, product robustness and direct material cost reduction initiatives.

Selling, General and Administrative ("SG&A") Expenses SG&A expenses for Fiscal 2013 decreased $1.5 million, or 5%, to $27.4 million from $28.9 million for Fiscal 2012. The net decrease in SG&A expenses was comprised of a decrease of $2.0 million in bad debt expense and $0.9 million in professional services expense, which includes accounting and legal expenses and facilities expense of $0.7 million, offset by an increase of salaries and related expenses of $1.4 million, business travel expense of $0.4 million and marketing expense of $0.3 million. Management expects SG&A expenses in Fiscal 2014 to be slightly higher than in Fiscal 2013 as we focus on continuous improvement in customer service levels and investment in software and hardware technology to support the growing business.

Interest Income There was no interest income during Fiscal 2013. Interest income was $2,000 for Fiscal 2012. Management expects interest income in Fiscal 2014 to be minimal because of current interest rates.

Interest Expense Interest expense decreased $0.2 million, or 22%, to $0.7 million during Fiscal 2013 from $0.9 million during Fiscal 2012. Interest expense is primarily from the average balances outstanding under the Credit Facility. As of March 31, 2013, we had total debt of $13.5 million outstanding under the Credit Facility.

Change in Fair Value of Warrant Liability The change in fair value of the warrant liability was a benefit of $0.8 million for Fiscal 2013. The change in fair value of the warrant liability was a benefit of

$14.0 million for Fiscal 2012. In accordance with ASC 815, "Derivatives and Hedging" adopted in Fiscal 2010, warrants previously classified within equity were reclassified as liabilities. This change in fair value of warrant liability was a result of warrant exercises and revaluing the warrant liability based on the Monte Carlo simulation valuation model which is based primarily upon the quoted price of the Company's common stock in an active market. This revaluation of the warrant liability has no impact on our cash balances.

Income Tax Provision Income tax expenses increased $0.5 million, or 250%, to $0.7 million during Fiscal 2013 from $0.2 million during Fiscal 2012. Income taxes incurred was primarily related to foreign taxes of $0.7 million. The effective income tax rate of 3.1% differs from the federal and state blended statutory rate of 40% primarily as a result of recording taxable losses. At March 31, 2013, we had federal and state net operating loss carryforwards of approximately $592.0 million and $283.9 million, respectively, which may be utilized to reduce future taxable income, subject to limitations under Section 382 of the Internal Revenue Code of 1986. We provided a valuation allowance for 100% of our net deferred tax asset of $232.6 million at March 31, 2013 because the realization of the benefits of these favorable tax attributes in future income tax returns is not deemed more likely than not. Similarly, at March 31, 2012, the net deferred tax asset was fully reserved.

Year Ended March 31, 2012 Compared to Year Ended March 31, 2011

Revenue Revenue for Fiscal 2012 increased $27.5 million, or 34%, to $109.4 million from $81.9 million for Fiscal 2011. The change in revenue for Fiscal 2012 compared to Fiscal 2011 included increases in revenue of $17.9 million from the North American market, $11.1 million from the European market, $0.8 million from the South American market and $0.8 million from the African market. The increase in the North American and European markets was primarily related to sales into the shale gas market. The increase in the South American and African markets was primarily because of our continued efforts to improve distribution channels. This overall increase in revenue was offset by decreases in revenue of $2.1 million from the Asian market and $1.0 million from the Australia market as a result of non-recurring microturbine product sales for specific projects that had occurred in the same period last year.

For Fiscal 2012, revenue from microturbine products increased $23.6 million, or 36%, to $89.9 million from $66.3 million for Fiscal 2011. Overall microturbine product shipments were 16 units higher (26.4 megawatts higher) during Fiscal 2012 compared to Fiscal 2011, totaling 627 units (96.1 megawatts) and 611 units (69.7 megawatts), respectively. Average revenue per unit increased for Fiscal 2012 to approximately $143,400 compared to approximately $109,000 per unit for Fiscal 2011. Megawatts shipped and revenue per unit during Fiscal 2012 increased as a result of higher sales volume for our C65, C200 and C1000 Series microturbines, offset by lower sales volume for our TA100 microturbine as a result of the integration of the TA100 microturbine manufacturing process into Capstone's facility in Van Nuys.

For Fiscal 2012, revenue from our accessories, parts and service increased $3.9 million, or 25%, to $19.5 million from $15.6 million for Fiscal 2011. The increase in revenue resulted from higher sales of microturbine parts, FPP contract enrollments and microturbine service work.

The timing of shipments is subject to change based on several variables (including customer deposits, payments, availability of credit and delivery schedule changes), most of which are not in our control and can affect the timing of our revenue and shipment of our products from backlog. Therefore, we evaluate historical revenue in conjunction with backlog to anticipate the growth trend of our revenue.

The following table summarizes our revenue (revenue amounts in millions):

	Years Ended March 31,					
	2012			2011		
	Revenue	Megawatts	Units	Revenue	Megawatts	Units
C30	$ 4.4	3.2	108	$ 6.0	4.4	148
C65	28.7	26.9	414	23.4	23.2	356
TA100	0.7	0.4	4	5.1	4.1	41
C200	7.4	6.8	34	5.3	5.0	25
C600	7.5	8.4	14	2.2	2.4	4
C800	8.7	10.4	13	4.4	5.6	7
C1000	32.5	40	40	18.6	24.0	24
Waste heat recovery generator	—	—	—	0.6	0.4	3
Unit upgrades	—	—	—	0.7	0.6	3
Total from Microturbine Products	$ 89.9	96.1	627	$66.3	69.7	611
Accessories, Parts and Service	19.5	—	—	15.6	—	—
Total	$109.4	96.1	627	$81.9	69.7	611

Sales to BPC accounted for 26% and 23% of our revenue for the years ended March 31, 2012 and 2011, respectively. Sales to Pumps and Service accounted for 19% and 18% of our revenue for the years ended March 31, 2012 and 2011, respectively.

Gross Margin (Loss) The gross margin was $5.4 million, or 5% of revenue, for Fiscal 2012 compared to a gross loss of $0.5 million, or 1% of revenue, for Fiscal 2011. The increase in gross margin of $5.9 million was the result of a $13.0 million improvement realized from higher overall volume, increased average selling prices and lower direct material cost during Fiscal 2012. All microturbine products had better margins than Fiscal 2011 as a result of higher average selling prices and overall lower direct material costs. The $13.0 million improvement was offset by an increase in production and service center labor and overhead expenses of $3.3 million, warranty expense of $2.1 million, royalty expense of $1.3 million and inventory charges of $0.4 million.

Production and service center labor and overhead expense increased $3.3 million during Fiscal 2012 compared to Fiscal 2011 as the result of increased salaries, freight and supplies expense and further development of our service centers to meet obligations under FPP contracts.

Warranty expense is a combination of a standard warranty provision recorded at the time revenue is recognized and changes, if any, in estimates for reliability repair programs. Reliability repair programs are estimates that are recorded in the period that new information becomes available, including design changes, cost of repair and product enhancements, which can include both in-warranty and out-of-warranty systems. The increase in warranty expense of $2.1 million reflects an increase in the standard warranty provision as a result of an increase in warranty claims related primarily to C200 and C1000 Series systems and higher volume of units under warranty during Fiscal 2012 compared to the prior year.

Royalty expense increased $1.3 million during Fiscal 2012 compared to Fiscal 2011 as a result of higher sales of our C200 and C1000 Series systems. We pay an ongoing royalty of a predetermined fixed rate for each microturbine system covered by our Development and License Agreement with Carrier Corporation.

Inventory charges increased $0.4 million during Fiscal 2012 compared to Fiscal 2011 primarily as the result of physical inventory adjustments and reserve for excess and obsolete inventory.

Research and Development Expenses R&D expenses for Fiscal 2012 increased $1.2 million, or 17%, to $8.2 million from $7.0 million for Fiscal 2011. R&D expenses are reported net of benefits from cost-sharing programs, such as DOE grants. The overall increase in R&D expenses of $1.2 million resulted from increased salaries of $1.5 million, supplies of $0.2 million and reduced cost-sharing benefits of $0.1 million, offset by a decrease in consulting related expense of $0.6 million. There were approximately $0.8 million of cost-sharing benefits for Fiscal 2012 and $0.9 million of such benefits for Fiscal 2011. Cost-sharing programs vary from period to period depending on the phases of the programs.

Selling, General and Administrative ("SG&A") Expenses SG&A expenses for Fiscal 2012 increased $2.7 million, or 10%, to $28.9 million from $26.2 million for Fiscal 2011. The net increase in SG&A expenses was comprised of an increase of $2.0 million in bad debt expense, $0.6 million in professional services expense, which includes accounting and legal expenses, $0.8 million in marketing expense and $0.4 million in consulting expense, offset by a decrease of $0.6 million in salary expense and $0.5 million in travel expense.

Other Income Other income decreased $1,000, or 3%, to $31,000 for Fiscal 2012 from $32,000 for Fiscal 2011. Other income during Fiscal 2012 was primarily the result of a net gain on foreign exchange for statutory required foreign currency denominated bank accounts. Other income during Fiscal 2011was primarily related to the closure of our office in Italy.

Interest Income Interest income decreased $2,000, or 50%, to $2,000 for Fiscal 2012 from $4,000 for Fiscal 2011. The decrease during the period was attributable to lower average cash balances.

Interest Expense Interest expense during each of Fiscal 2012 and Fiscal 2011 was approximately $0.9 million. Interest expense incurred was primarily determined by the average balances outstanding under the Credit Facility, as defined herein. As of March 31, 2012, we had total debt of $10.4 million outstanding under the Credit Facility. Effective September 27, 2011, we increased our revolving line of credit to $15.0 million and extended the maturity date through September 30, 2014.

Change in Fair Value of Warrant Liability The change in fair value of the warrant liability was a benefit of $14.0 million for Fiscal 2012. The change in fair value of the warrant liability was a charge of $3.7 million for Fiscal 2011. In accordance with ASC 815, "Derivatives and Hedging" adopted in Fiscal 2010, warrants previously classified within equity were reclassified as liabilities. This change in fair value of warrant liability was a result of warrant exercises and revaluing the warrant liability based on the Monte Carlo simulation valuation model which is impacted primarily by the quoted price of the Company's common stock in an active market. This revaluation of the warrant liability has no impact on our cash balances.

Income Tax Provision Income tax expenses during each of Fiscal 2012 and Fiscal 2011 were approximately $0.2 million. Income taxes incurred was primarily related to foreign taxes of $0.2 million. The effective income tax rate of 1.0% differs from the federal and state blended statutory rate of 40% primarily as a result of recording taxable losses. At March 31, 2012, we had federal and state net operating loss carryforwards of approximately $572.5 million and $236.2 million, respectively, which may be utilized to reduce future taxable income, subject to limitations under Section 382 of the Internal Revenue Code of 1986. We provided a valuation allowance for 100% of our net deferred tax asset of $234.4 million at March 31, 2012 because the realization of the benefits of these favorable tax attributes in future income tax returns is not deemed more likely than not. Similarly, at March 31, 2011, the net deferred tax asset was fully reserved.

Quarterly Results of Operations

The following table presents unaudited quarterly financial information. This information was prepared in accordance with GAAP, and, in the opinion of management, contains all adjustments necessary for a fair presentation of such quarterly information when read in conjunction with the financial statements included elsewhere herein. Our operating results for any prior quarters may not necessarily indicate the results for any future periods.

(In thousands, except per share data)

	Year Ended March 31, 2013				Year Ended March 31, 2012			
(Unaudited)	**Fourth Quarter**	**Third Quarter**	**Second Quarter**	**First Quarter**	**Fourth Quarter**	**Third Quarter**	**Second Quarter**	**First Quarter**
Revenue	$35,370	$33,257	$30,118	$28,812	$30,133	$27,483	$27,473	$24,282
Cost of goods sold	30,378	28,639	27,512	26,643	29,222	25,143	25,804	23,775
Gross margin	4,992	4,618	2,606	2,169	911	2,340	1,669	507
Operating expenses:								
R&D	2,174	2,188	2,413	2,204	2,007	1,823	2,245	2,162
SG&A	6,672	6,816	6,428	7,448	7,392	8,311	6,584	6,640
Loss from operations	(3,854)	(4,386)	(6,235)	(7,483)	(8,488)	(7,794)	(7,160)	(8,295)
Net income (loss)	$(4,130)	$(4,477)	$(6,181)	$(7,775)	$(8,314)	$(8,818)	$ 1,264	$(2,896)
Net income (loss) per common share—basic and diluted	$ (0.01)	$ (0.01)	$ (0.02)	$ (0.03)	$ (0.03)	$ (0.03)	$ 0.00	$ (0.01)

Liquidity and Capital Resources

Our cash requirements depend on many factors, including the execution of our plan. We expect to continue to devote substantial capital resources to running our business and creating the strategic changes summarized herein. Our planned capital expenditures for the year ending March 31, 2014 include approximately $2.0 million for plant and equipment costs related to manufacturing and operations. We have invested our cash in institutional funds that invest in high quality short-term money market instruments to provide liquidity for operations and for capital preservation.

Our cash and cash equivalent balances decreased $11.1 million during the year ended March 31, 2013, compared to an increase of $16.5 million during the year ended March 31, 2012.

Operating Activities During the year ended March 31, 2013, we used $17.1 million of cash in our operating activities, which consisted of a net loss for the period of $22.6 million and cash used for working capital of $5.0 million, offset by non-cash adjustments (primarily change in fair value of warrant liability, employee stock-based compensation, depreciation and amortization, warranty and inventory charges) of $10.5 million. During the year ended March 31, 2012, operating cash usage was $21.4 million, which consisted of a net loss for the period of $18.8 million, cash used for working capital of $1.9 million and non-cash adjustments of $0.7 million.

During the year ended March 31, 2013, an additional $3.1 million in cash was used for working capital compared to the year ended March 31, 2012. The increase in cash used for working capital during the year ended March 31, 2013 reflects the following:

- An increase in inventory of $2.9 million during the year ended March 31, 2013 compared to an increase in inventory of $1.0 million during the year ended March 31, 2012. The change in inventory increased $1.9 million during the year ended March 31, 2013 compared to the year ended March 31, 2012 primarily as the result of the timing of certain deliveries from suppliers.

- An increase in deferred revenue of $0.1 million during the year ended March 31, 2013 compared to an increase in deferred revenue of $1.8 million during the year ended March 31, 2012. The change in deferred revenue decreased $1.7 million during the year ended March 31, 2013 compared to the year ended March 31, 2012 primarily as the result of a decrease in product down payments compared to the same period last year.
- An increase in warranty payments of $4.3 million during the year ended March 31, 2013 compared to an increase in warranty payments of $3.8 million during the year ended March 31, 2012. The change in warranty payments increased $0.5 million during the year ended March 31, 2013 compared to the year ended March 31, 2012 as a result of an increase in warranty claims related primarily to certain C200 and C1000 Series systems and higher volume of units under warranty.
- An increase in accounts payable and accrued expenses of $1.2 million during the year ended March 31, 2013 compared to an increase in accounts payable and accrued expenses of $2.7 million during the year ended March 31, 2012. The change in accounts payable and accrued expenses decreased $1.5 million during the year ended March 31, 2013 compared to March 31, 2012 primarily as a result of inventory purchases and timing of payments, including unpaid royalty expense.
- A decrease in accounts receivable of $0.3 million during the year ended March 31, 2013 compared to an increase in accounts receivable of $1.5 million during the year ended March 31, 2012. The change in accounts receivable decreased $1.8 million during the year ended March 31, 2013 compared to the year ended March 31, 2012 because of the timing of collections and prepayments.
- A decrease in prepaid expenses and other current assets of $0.6 million during the year ended March 31, 2013 compared to an increase in prepaid expenses and other current assets of $0.2 million during the year ended March 31, 2012. The change in prepaid expenses and other current assets of $0.8 million during the year ended March 31, 2013 compared to the year ended March 31, 2012 resulted from deposits and prepayments on inventory.

Investing Activities Net cash used in investing activities of $1.2 million during the year ended March 31, 2013 relates primarily to the acquisition of fixed assets. Net cash used in investing activities of $0.2 million during the year ended March 31, 2012 relates primarily to $1.5 million used for the acquisition of fixed assets during the year ended March 31, 2012 offset by a benefit from the release of the remaining $1.3 million of restricted cash from Wells Fargo, which was previously restricted as additional security for the Credit Facility.

Financing Activities During the year ended March 31, 2013, we generated $7.1 million from financing activities compared to cash generated during the year ended March 31, 2012 of $38.1 million. The funds generated from financing activities during the year ended March 31, 2013 were primarily from the proceeds related to exercise of the Put Option described below and additional borrowings under the Credit Facility. During the year ended March 31, 2012, the funds generated from financing activities were primarily from proceeds related to our registered direct placement of securities described below, the exercise of common stock warrants and additional borrowings under the Credit Facility. Net borrowings under the Credit Facility was $3.0 million during the year ended March 31, 2013 compared to net borrowings of $3.4 million during the year ended March 31, 2012.

Effective March 5, 2012, the Company completed a registered direct placement in which it sold 22.6 million shares of the Company's common stock, par value $.001 per share, and warrants to purchase 22.6 million shares of common stock with an initial exercise price of $1.55 per share, at a price of $1.11 per unit. Each unit consisted of one share of common stock and a warrant to purchase one share of common stock. The warrants expire on October 31, 2013. In addition, the Company

obtained the right to require investors in the offering to purchase up to an aggregate maximum of 19.0 million additional shares of common stock from the Company (the "Put Options") during two option exercise periods, the first such option exercise period beginning September 10, 2012 and the second such option exercise period beginning March 4, 2013. Each Put Option was subject to certain conditions which could reduce the number of shares that could be sold or eliminate the Put Option. These conditions included a minimum volume-weighted average price (VWAP) and a minimum average trading volume of the Company's common shares during the 30 trading days prior to the exercise of the Put Option. The March 2012 sale resulted in gross proceeds of approximately $25.0 million and proceeds net of direct incremental costs of approximately $23.1 million.

On September 18, 2012, the Company entered into an Investor Agreement with one of the investors in the 2012 registered direct offering pursuant to which the investor agreed to (i) waive the condition precedent to the Company's exercise of the Put Option requiring the arithmetic average of the average daily trading volumes during the measurement period set forth in the subscription agreement between the Company and the investor and on the exercise date be not less than 1.75 million shares and (ii) amend the subscription agreement to provide that the purchase price of the additional shares during the first exercise period would be discounted pursuant to a formula that resulted in a purchase price for the first exercise period of $0.94 per share. Additionally, pursuant to the Investor Agreement, the Company agreed to amend the exercise price of the warrant originally issued to $1.26. The exercise of the Put Option resulted in net proceeds of $4.2 million. On February 21, 2013, the Company chose not to exercise the second of the two Put Options because of its improved cash position and its desire to avoid stockholder dilution.

Repurchases of shares of our common stock for employee taxes due on vesting of restricted stock units net of employee stock purchases resulted in approximately $19,000 of net cash used during Fiscal 2013, compared with $0.7 million of net cash generated during Fiscal 2012.

We maintain two Credit and Security Agreements, as amended (the "Agreements"), with Wells Fargo, which provide the Company with a line of credit of up to $15.0 million in the aggregate (the "Credit Facility"). The amount actually available to us may be less and may vary from time to time depending on, among other factors, the amount of eligible inventory and accounts receivable. As security for the payment and performance of the Credit Facility, we granted a security interest in favor of Wells Fargo in substantially all of our assets. The Agreements will terminate in accordance with their terms on September 30, 2014. As of March 31, 2013 and March 31, 2012, $13.5 million and $10.4 million in borrowings were outstanding, respectively, under the Credit Facility.

The Agreements include affirmative covenants as well as negative covenants that prohibit a variety of actions without Wells Fargo's consent, including covenants that limit our ability to (a) incur or guarantee debt, (b) create liens, (c) enter into any merger, recapitalization or similar transaction or purchase all or substantially all of the assets or stock of another entity, (d) pay dividends on, or purchase, acquire, redeem or retire shares of, our capital stock, (e) sell, assign, transfer or otherwise dispose of all or substantially all of our assets, (f) change our accounting method or (g) enter into a different line of business. Furthermore, the Agreements contain financial covenants, including (a) a requirement not to exceed specified levels of losses, (b) a requirement to maintain a substantial minimum monthly cash balance to outstanding line of credit advances based upon the Company's financial performance, and (c) limitations on our annual capital expenditures.

Several times since entering into the Agreements and prior to April 1, 2012, we were not in compliance with certain covenants under the Credit Facility. In connection with each event of noncompliance, Wells Fargo waived the event of default and, on several occasions, we amended the Agreements in response to the default and waiver. If we had not obtained the waivers and amended the Agreements as described above, we would not be able to draw additional funds under the Credit Facility. In addition, the Company has pledged its accounts receivables, inventories, equipment, patents

and other assets as collateral for its Agreements, which would be subject to seizure by Wells Fargo if the Company were in default under the Agreements and unable to repay the indebtedness. Wells Fargo also has the option to terminate the Agreements or accelerate the indebtedness during a period of noncompliance. Based on our current forecasts, management believes we will maintain compliance with the covenants contained in the amended Agreements for at least the next twelve months. If a covenant violation were to occur, management would attempt to negotiate a waiver of compliance from Wells Fargo. On June 7, 2013, we entered into an amendment to the Agreements which set the financial covenants for Fiscal 2014. As of March 31, 2013, we were in compliance with the covenants contained in the amended Agreements for Fiscal 2013.

Although we made progress on direct material cost reduction efforts during Fiscal 2013, we were behind schedule on our planned cost reductions at the end of Fiscal 2013. Our working capital requirements were in accordance with our plan for Fiscal 2013. Management believes that existing cash and cash equivalents are sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next twelve months; however, if our anticipated cash needs change, it is possible that we may need to raise additional capital in the future. We could seek to raise funds by selling additional securities to the public or to selected investors, or by obtaining additional debt financing. There is no assurance that we will be able to obtain additional funds on commercially favorable terms, or at all. If the Company raises additional funds by issuing additional equity or convertible debt securities, the fully diluted ownership percentages of existing stockholders will be reduced. In addition, the equity or debt securities that the Company would issue may have rights, preferences or privileges senior to those of the holders of its common stock.

Although we believe we have sufficient capital to fund our working capital and capital expenditures for at least the next twelve months, depending on the timing of our future sales and collection of related receivables, managing inventory costs and the timing of inventory purchases and deliveries required to fulfill the backlog, our future capital requirements may vary materially from those now planned. The amount of capital that we will need in the future will require us to achieve significantly increased sales volume which is dependent on many factors, including:

- the market acceptance of our products and services;
- our business, product and capital expenditure plans;
- capital improvements to new and existing facilities;
- our competitors' response to our products and services;
- our relationships with customers, distributors, dealers and project resellers; and
- our customers' ability to afford and/or finance our products.

Our accounts receivable balance, net of allowance for doubtful accounts, was $17.9 million and $18.5 million as of March 31, 2013 and March 31, 2012, respectively. Accounts receivable days sales outstanding ("DSO") decreased by 10 days, to 46 days as of March 31, 2013 compared to 56 days as of March 31, 2012. The change in DSO was largely the result of the shift in mix of sales away from European customers who historically have longer payment terms towards customers in the United States and Latin America who have shorter payment terms or are required to pay before shipment. We recorded bad debt expense of $0.3 million, $2.3 million and $0.2 million for the years ended March 31, 2013, 2012 and 2011. No assurances can be given that future bad debt expense will not increase above current operating levels. Increased bad debt expense or delays in collecting accounts receivable could have a material adverse effect on cash flows and results of operations. In addition, our ability to access the capital markets may be severely restricted or made very expensive at a time when we need, or would like, to do so, which could have a material adverse impact on our liquidity and financial

resources. Certain industries in which our customers do business and certain geographic areas have been and could continue to be adversely affected by the current economic environment.

Contractual Obligations and Commercial Commitments

At March 31, 2013, our commitments under notes payable, capital leases and non-cancelable operating leases were as follows (in thousands):

	Payment Due by Period				
	Total	1 Year or Less	1 - 3 Years	3 - 5 Years	More than 5 Years
Contractual Obligations:					
Notes payable and capital lease obligations	$ 594	$ 361	$ 206	$ 27	$—
Operating lease obligations	5,160	1,881	2,695	584	—
Revolving credit facility	13,476	13,476	—	—	—
Total	$19,230	$15,718	$2,901	$611	$—

As of March 31, 2013, we had firm commitments to purchase inventories of approximately $31.5 million through Fiscal 2014. Certain inventory delivery dates and related payments are not firmly scheduled; therefore, amounts under these firm purchase commitments will be payable concurrent with the receipt of the related inventories.

Agreements we have with some of our distributors require that if we render parts obsolete in inventories they own and hold in support of their obligations to serve fielded microturbines, then we are required to replace the affected stock at no cost to the distributors. While we have never incurred costs or obligations for these types of replacements, it is possible that future changes in product technology could result and yield costs if significant amounts of inventory are held at distributors. As of March 31, 2013, no significant inventories were held at distributors.

Pursuant to the terms of our Agreements with Wells Fargo, the minimum interest payable under the Credit Facility is $66,000 each calendar quarter. The Agreements will terminate in accordance with their terms on September 30, 2014.

On February 1, 2010, the Company and CPS also entered into an agreement pursuant to which we agreed to purchase 125 kW waste heat recovery generator systems from CPS, which agreement was subsequently assigned to General Electric Company ("GE") in October of 2010. In exchange for certain minimum purchase requirements of $18.7 million through December 2015, we have exclusive rights to sell the zero-emission waste heat recovery generator for all microturbine applications and for applications 500 kW or lower where the source of heat is the exhaust of a reciprocating engine used in a landfill application. As of March 31, 2013, we were not in compliance with the minimum purchase requirements in the agreement. Loss of exclusivity is dependent upon receiving proper notification from GE as set forth in the agreement.

Off-Balance Sheet Arrangements

We do not have any material off-balance sheet arrangements.

Inflation

Inflation did not have a material impact on our results of operations or financial condition for the fiscal years ended March 31, 2013, 2012 and 2011. In an effort to offset the adverse impact of inflation on earnings, we have historically raised selling prices on all products, parts, accessories and services.

However, any future adverse impact of inflation on our raw materials and energy costs may not be similarly recoverable through our selling price increases.

Item 7A. Quantitative and Qualitative Disclosure About Market Risk.

Foreign Currency

We currently develop products in the U.S. and market and sell our products predominantly in North America, Europe and Asia. As a result, factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets could affect our financial results. As all of our sales and purchases are currently made in U.S. dollars, we do not utilize foreign exchange contracts to reduce our exposure to foreign currency fluctuations. In the future, as our customers, employees and vendor bases expand, we may enter into transactions that are denominated in foreign currencies.

Interest

Our exposure to changes in the interest rates results primarily from our Credit Facility borrowings. As of March 31, 2013, we had $13.5 million of outstanding indebtedness subject to interest rate fluctuations. Based on these borrowings as of March 31, 2013, a hypothetical 100 basis point increase in the then current LIBOR rate would increase our interest expense by $0.1 million on an annual basis. The level of outstanding indebtedness fluctuates from period to period and therefore could result in additional interest.

Item 8. Financial Statements and Supplementary Data.

Our Consolidated Financial Statements and Financial Statement Schedule included in this Annual Report beginning at page F-1 are incorporated in this Item 8 by reference.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that the information required to be disclosed in the Company's reports under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.

In connection with the preparation of this Annual Report on Form 10-K for the year ended March 31, 2013, an evaluation was performed under the supervision and with the participation of our management, including the CEO and CFO, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). Based on this evaluation, our CEO and CFO have concluded that our disclosure controls and procedures are effective as of March 31, 2013 to ensure that the information required to be disclosed by us in reports we submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the SEC. Additionally, such information is accumulated and

communicated to management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organization of the Treadway Commission. Based on our evaluation under the framework in Internal Control—Integrated Framework, our management concluded that the Company maintained effective internal control over financial reporting as of March 31, 2013. KPMG LLP, the Company's independent registered public accounting firm, has issued a report on the Company's internal control over financial reporting. The report of KPMG LLP follows. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Changes in Internal Control Over Financial Reporting

There were no changes in the Company's internal control over financial reporting during the three month period ended March 31, 2013 which have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Capstone Turbine Corporation

We have audited Capstone Turbine Corporation's (the "Company") internal control over financial reporting as of March 31, 2013, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Capstone Turbine Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Capstone Turbine Corporation maintained, in all material respects, effective internal control over financial reporting as of March 31, 2013, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Capstone Turbine Corporation and subsidiaries as of March 31, 2013, and the related consolidated statements of operations, stockholders' equity, and cash flows for the year then ended, and the related financial statement schedule, and our report dated June 13, 2013 expressed an unqualified opinion on those consolidated financial statements and financial statement schedule.

/s/ KPMG LLP

Los Angeles, California
June 13, 2013

Item 9B. Other Information.

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

Directors

Information contained under the caption "Proposal 1: Election of Directors to the Board of Directors" included in our proxy statement relating to our 2013 annual meeting of stockholders is incorporated herein by reference.

Executive Officers

Information contained under the caption "Executive Officers of the Company" included in our proxy statement relating to our 2013 annual meeting of stockholders is incorporated herein by reference.

Compliance with Section 16(a) of the Exchange Act

Information contained under the caption "Other Information—Section 16(a) Beneficial Ownership Reporting Compliance" included in our proxy statement relating to our 2013 annual meeting of stockholders is incorporated herein by reference.

Code of Ethics

Information contained under the caption "Other Information—Code of Business Conduct and Code of Ethics" included in our proxy statement relating to our 2013 annual meeting of stockholders is incorporated herein by reference.

Stockholder Nominees

Information contained under the caption "Governance of the Company and Practices of the Board of Directors—Director Recommendation and Nomination Process" included in our proxy statement relating to our 2013 annual meeting of stockholders is incorporated herein by reference.

Audit and Compliance Committee

Information contained under the caption "Governance of the Company and Practices of the Board of Directors—Board Committees—Audit Committee" included in our proxy statement relating to our 2013 annual meeting of stockholders is incorporated herein by reference.

Item 11. Executive Compensation.

Information contained under the captions "Compensation Discussion and Analysis," "Executive Compensation," "Compensation of Directors," "Compensation Committee Interlocks and Insider Participation" and "Compensation Committee Report" included in our proxy statement relating to our 2013 annual meeting of stockholders is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Equity Compensation Plan Information

Information contained under the caption "Securities Authorized for Issuance under Equity Compensation Plans" included in our proxy statement relating to our 2013 annual meeting of stockholders is incorporated herein by reference.

Security Ownership of Certain Beneficial Owners and Management

Information contained under the caption "Security Ownership of Certain Beneficial Owners and Management" included in our proxy statement relating to our 2013 annual meeting of stockholders is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

Information contained under the captions "Other Information—Related Person Transactions Policies and Procedures" and "Governance of the Company and Practices of the Board of Directors—Board of Directors; Leadership Structure" included in our proxy statement relating to our 2013 annual meeting of stockholders is incorporated herein by reference.

Item 14. Principal Accounting Firm Fees and Services.

Information contained under the caption "Fees and Services of the Independent Registered Public Accounting Firm" included in our proxy statement relating to our 2013 annual meeting of stockholders is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

(a) 1. and 2. Financial statements and financial statement schedule

The financial statements, notes and financial statement schedule are listed in the Index to Consolidated Financial Statements on page F-1 of this Report.

(a) 3. Index to Exhibits.

Exhibit Number	Description
1	Placement Agent Agreement, between Capstone Turbine Corporation and Lazard Capital Markets LLC, dated February 29, 2012(a)
2.1	Asset Purchase Agreement between Capstone Turbine Corporation and Calnetix Power Solutions, Inc., dated February 1, 2010(b)
2.2	Amendment to Asset Purchase Agreement between Capstone Turbine Corporation and Calnetix Power Solutions, Inc., dated March 31, 2011(c)
2.3	Second Amendment to Asset Purchase Agreement between Capstone Turbine Corporation and Calnetix Power Solutions, Inc., dated April 28, 2011(c)
3.1	Second Amended and Restated Certificate of Incorporation of Capstone Turbine Corporation(d)
3.2	Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation of Capstone Turbine Corporation(e)
3.3	Amended and Restated Bylaws of Capstone Turbine Corporation(f)
4.1	Specimen stock certificate(g)
4.2	Certificate of Designation, Preferences and Rights of Series A Junior Participating Preferred Stock(h)
4.3	Certificate of Amendment of Certificate of Designation, Preferences and Rights of Series A Junior Participating Preferred Stock of Capstone Turbine Corporation dated September 16, 2008(i)
4.4	Certificate of Amendment to Certificate of Designation, Preferences and Rights of Series A Junior Participating Preferred Stock dated August 30, 2012(j)
4.5	Rights Agreement, dated July 7, 2005, between Capstone Turbine Corporation and Mellon Investor Services LLC(h)
4.6	Amendment No. 1 to Rights Agreement, dated July 3, 2008, between Capstone Turbine Corporation and Mellon Investor Services LLC(k)
4.7	Amendment No. 2 to Rights Agreement, dated June 9, 2011, between Capstone Turbine Corporation and Mellon Investor Services LLC(c)
4.8	Form of Warrant issued to investors in the 2012 registered direct offering(a)
4.9	Form of Warrant issued to investors in the 2008 registered direct offering(l)
10.1	Amended and Restated License Agreement, dated August 2, 2000, by and between Solar Turbines Incorporated and Capstone Turbine Corporation(m)

Exhibit Number	Description
10.1	Transition Agreement, dated August 2, 2000, by and between Capstone Turbine Corporation and Solar Turbines Incorporated(m)
10.2	Lease between Capstone Turbine Corporation and Northpark Industrial—Leahy Division LLC, dated December 1, 1999, as amended, for leased premises at 21211 Nordhoff Street, Chatsworth, California(n)
10.3	Lease between Capstone Turbine Corporation and Prologis, L.P., formerly known as AMB Property, L.P., dated September 25, 2000, as amended, for leased premises at 16640 Stagg Street, Van Nuys, California
10.5*	1993 Incentive Stock Option Plan(o)
10.6*	Capstone Turbine Corporation Amended and Restated 2000 Equity Incentive Plan as amended and restated effective August 30, 2012(p)
10.7*	Form of Stock Option Agreement for Amended and Restated 2000 Equity Incentive Plan(q)
10.8*	Form of Stock Bonus Agreement for Capstone Turbine Corporation 2000 Equity Incentive Plan(r)
10.9*	Amended and Restated Capstone Turbine Corporation Change of Control Severance Plan(s)
10.10	Development and License Agreement between Capstone Turbine Corporation and Carrier Corporation, successor in interest to UTC Power Corporation, dated September 4, 2007(t)
10.11	First Amendment to the Development and License Agreement between Capstone Turbine Corporation and Carrier Corporation, successor in interest to UTC Power Corporation, dated January 14, 2011(c)
10.12	Form of Subscription Agreement between Capstone Turbine Corporation and investors in the 2012 registered direct offering(a)
10.13	Form of Investor Agreement, dated September 18, 2012, between Capstone Turbine Corporation and an investor in the 2012 registered direct offering(u)
10.14	Form of Investor Letter Agreement, dated February 21, 2013, between Capstone Turbine Corporation and investors in the 2012 registered direct offering(v)
10.15	Form of Warrant Exercise Agreement, dated March 9, 2011, between Capstone Turbine Corporation and investors in the March 2011 Warrant Exercise Transaction(w)
10.16	Form of Warrant Exercise Agreement dated November 21, 2011, between Capstone Turbine Corporation and investors in the November 2011 Warrant Exercise Transaction(x)
10.17	Form of Warrant Exercise Agreement dated January 9, 2012, between Capstone Turbine Corporation and investors in the January 2012 Warrant Exercise Transaction(y)
10.18	Credit and Security Agreement between Capstone Turbine Corporation and Wells Fargo Bank, NA, dated February 9, 2009 (Domestic Facility)(z)
10.19	Credit and Security Agreement between Capstone Turbine Corporation and Wells Fargo Bank, NA, dated February 9, 2009 (Ex-Im Subfacility)(z)

Exhibit Number	Description
10.20	First Amendment to Credit and Security Agreement between Capstone Turbine Corporation and Wells Fargo Bank, NA, dated June 9, 2009(z)
10.21	Second Amendment to the Credit and Security Agreements and Waiver of Defaults between Capstone Turbine Corporation and Wells Fargo Bank, NA, dated November 5, 2009(aa)
10.22	Third Amendment to the Credit and Security Agreements and Waiver of Defaults between Capstone Turbine Corporation and Wells Fargo Bank, NA, dated June 11, 2010(r)
10.23	Fourth Amendment to the Credit and Security Agreements and Waiver of Defaults between Capstone Turbine Corporation and Wells Fargo Bank, NA, dated June 29, 2010(bb)
10.24	Fifth Amendment to the Credit and Security Agreements and Waiver of Defaults between Capstone Turbine Corporation and Wells Fargo Bank, NA, dated November 9, 2010(cc)
10.25	Sixth Amendment to the Credit and Security Agreements and Waiver of Defaults between Capstone Turbine Corporation and Wells Fargo Bank, NA, dated March 23, 2011(dd)
10.26	Seventh Amendment to the Credit and Security Agreements and Waiver of Defaults between Capstone Turbine Corporation and Wells Fargo Bank, NA, dated June 9, 2011(c)
10.27	Eighth Amendment to the Credit and Security Agreements and Waiver of Defaults between Capstone Turbine Corporation and Wells Fargo Bank, NA, dated September 27, 2011(ee)
10.28	Ninth Amendment to the Credit and Security Agreements and Waiver of Defaults between Capstone Turbine Corporation and Wells Fargo Bank, NA, dated February 8, 2012(ff)
10.29	Tenth Amendment to the Credit and Security Agreements between Capstone Turbine Corporation and Wells Fargo Bank, NA, dated June 12, 2012(gg)
10.30	Eleventh Amendment to the Credit and Security Agreements between Capstone Turbine Corporation and Wells Fargo Bank, NA, dated June 7, 2013
10.31*	Capstone Turbine Corporation Executive Performance Incentive Plan(hh)
10.32*	Inducement Stock Option Agreement with Darren R. Jamison, dated December 18, 2006(ii)
10.33*	Restricted Stock Agreement with Darren R. Jamison, dated December 18, 2006(ii)
10.34*	Letter Agreement between Capstone Turbine Corporation and Darren R. Jamison, dated December 1, 2006(ii)
10.35*	Amendment to Letter Agreement between Capstone Turbine Corporation and Darren R. Jamison, effective April 8, 2009(z)
10.36*	Letter Agreement between Capstone Turbine Corporation and James D. Crouse, dated January 31, 2007(jj)
10.37*	Inducement Stock Option Agreement with James D. Crouse, dated February 5, 2007(jj)

Exhibit Number	Description
10.38*	Restricted Stock Agreement with James D. Crouse, dated February 5, 2007(jj)
10.39*	Form of Inducement Stock Option Agreement(kk)
10.40*	Form of Inducement Restricted Stock Unit Agreement(kk)
10.41*	Amended and Restated Change in Control Severance Agreement with Darren R. Jamison, dated June 14, 2012(gg)
10.42*	Consulting Agreement with Mark Gilbreth, dated April 1, 2013
14.1	Code of Business Conduct
14.2	Code of Ethics for Senior Financial Officers and Chief Executive Officer
21	Subsidiary List(c)
23.1	Consent of KPMG LLP
23.2	Consent of Deloitte & Touche LLP
24	Power of Attorney (included on the signature page of this Form 10-K)
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS**	XBRL Instance Document
101.SCH**	XBRL Schema Document
101.CAL**	XBRL Calculation Linkbase Document
101.LAB**	XBRL Label Linkbase Document
101.PRE**	XBRL Presentation Linkbase Document
101.DEF**	XBRL Definition Linkbase Document

* Management contract or compensatory plan or arrangement

** Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933 or Section 18 of the Securities Exchange Act of 1934 and otherwise not subject to liability under these Sections.

(a) Incorporated by reference to Capstone Turbine Corporation's Current Report on Form 8-K, filed on February 29, 2012 (File No. 001-15957).

(b) Incorporated by reference to Capstone Turbine Corporation's Current Report on Form 8-K, filed on February 5, 2010 (File No. 001-15957).

(c) Incorporated by reference to Capstone Turbine Corporation's Annual Report on Form 10-K for the fiscal year ended March 31, 2011 (File No. 001-15957).

(d) Incorporated by reference to Capstone Turbine Corporation's Registration Statement on Form S-1/A, dated May 8, 2000 (File No. 333-33024).

(e) Incorporated by reference to Appendix B to Capstone Turbine Corporation's Definitive Proxy Statement, filed on July 17, 2012 (File No. 001-15957).

(f) Incorporated by reference to Capstone Turbine Corporation's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2005 (File No. 001-15957).

(g) Incorporated by reference to Capstone Turbine Corporation's Registration Statement on Form S-1/A, dated June 21, 2000 (File No. 333-33024).

(h) Incorporated by reference to Capstone Turbine Corporation's Current Report on Form 8-K, filed on July 8, 2005 (File No. 001-15957).

(i) Incorporated by reference to Capstone Turbine Corporation's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009 (File No. 001-15957).

(j) Incorporated by reference to Appendix A to Capstone Turbine Corporation's Definitive Proxy Statement, filed on September 6, 2012 (File No. 001-15957).

(k) Incorporated by reference to Capstone Turbine Corporation's Current Report on Form 8-K, filed on July 10, 2008 (File No. 001-15957).

(l) Incorporated by reference to Capstone Turbine Corporation's Current Report on Form 8-K, filed on September 18, 2008 (File No. 001-15957).

(m) Incorporated by reference to Capstone Turbine Corporation's Current Report on Form 8-K, filed on October 16, 2000 (File No. 001-15957).

(n) Incorporated by reference to Capstone Turbine Corporation's Current Report on Form 8-K, filed on September 2, 2009 (File No. 001-15957).

(o) Incorporated by reference to Capstone Turbine Corporation's Registration Statement on Form S-1, dated March 22, 2000 (File No. 333-33024).

(p) Incorporated by reference to Appendix A to Capstone Turbine Corporation's Definitive Proxy Statement, filed on July 17, 2012 (File No. 001-15957).

(q) Incorporated by reference to Capstone Turbine Corporation's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005 (File No. 001-15957).

(r) Incorporated by reference to Capstone Turbine Corporation's Annual Report on Form 10-K for the fiscal year ended March 31, 2010 (File No. 001-15957).

(s) Incorporated by reference to Capstone Turbine Corporation's Annual Report on Form 10-K for the fiscal year ended March 31, 2007 (File No. 001-15957).

(t) Incorporated by reference to Capstone Turbine Corporation's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007 (File No. 001-15957).

(u) Incorporated by reference to Capstone Turbine Corporation's Current Report on Form 8-K, filed on September 19, 2012 (File No. 001-15957).

(v) Incorporated by reference to Capstone Turbine Corporation's Current Report on Form 8-K, filed on February 26, 2013 (File No. 001-15957).

(w) Incorporated by reference to Capstone Turbine Corporation's Current Report on Form 8-K, filed on March 10, 2011 (File No. 001-15957).

(x) Incorporated by reference to Capstone Turbine Corporation's Current Report on Form 8-K, filed on November 22, 2011 (File No. 001-15957).

(y) Incorporated by reference to Capstone Turbine Corporation's Current Report on Form 8-K, filed on January 10, 2012 (File No. 001-15957).

(z) Incorporated by reference to Capstone Turbine Corporation's Annual Report on Form 10-K for the fiscal year ended March 31, 2009 (File No. 001-15957).

(aa) Incorporated by reference to Capstone Turbine Corporation's Quarterly Report on Form 10-Q for quarterly period ended September 30, 2009 (File No. 001-15957).

(bb) Incorporated by reference to Capstone Turbine Corporation's Current Report on Form 8-K, filed on July 1, 2010 (File No. 001-15957).

(cc) Incorporated by reference to Capstone Turbine Corporation's Current Report on Form 8-K, filed on November 12, 2010 (File No. 001-15957).

(dd) Incorporated by reference to Capstone Turbine Corporation's Current Report on Form 8-K, filed on March 25, 2011 (File No. 001-15957).

(ee) Incorporated by reference to Capstone Turbine Corporation's Current Report on Form 8-K, filed on October 3, 2011 (File No. 001-15957).

(ff) Incorporated by reference to Capstone Turbine Corporation's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2011 (File No. 001-15957).

(gg) Incorporated by reference to Capstone Turbine Corporation's Annual Report on Form 10-K for the fiscal year ended on March 31, 2012 (File No. 001-15957).

(hh) Incorporated by reference to Appendix A to Capstone Turbine Corporation's Definitive Proxy Statement, filed on July 18, 2008 (File No. 001-15957).

(ii) Incorporated by reference to Capstone Turbine Corporation's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2006 (File No. 001-15957).

(jj) Incorporated by reference to Capstone Turbine Corporation's Annual Report on Form 10-K for the fiscal year ended on March 31, 2007 (File No. 001-15957).

(kk) Incorporated by reference to Capstone Turbine Corporation's Registration Statement on Form S-8, dated June 17, 2009 (File No. 333-160049)

CAPSTONE TURBINE CORPORATION AND SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Financial statement schedules not included in this Annual Report on Form 10-K have been omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Capstone Turbine Corporation

We have audited the accompanying consolidated balance sheet of Capstone Turbine Corporation and subsidiaries (the "Company") as of March 31, 2013, and the related consolidated statements of operations, stockholders' equity, and cash flows for the year then ended. In connection with our audit of the consolidated financial statements, we also have audited financial statement schedule II valuation and qualifying accounts for the year ended March 31, 2013. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Capstone Turbine Corporation and subsidiaries as of March 31, 2013, and the results of their operations and their cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein for the year ended March 31, 2013.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Capstone Turbine Corporation's internal control over financial reporting as of March 31, 2013, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 13, 2013 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

Los Angeles, California
June 13, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Capstone Turbine Corporation
Chatsworth, California

We have audited the accompanying consolidated balance sheet of Capstone Turbine Corporation and subsidiaries (the "Company") as of March 31, 2012 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the two years in the period ended March 31, 2012. Our audits also included the financial statement schedule listed in the Index at Item 15. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Capstone Turbine Corporation and subsidiaries at March 31, 2012, and the results of their operations and their cash flows for each of the two years in the period ended March 31, 2012, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

/s/ DELOITTE & TOUCHE LLP

Los Angeles, California
June 14, 2012

CAPSTONE TURBINE CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except share amounts)

	March 31, 2013	March 31, 2012
Assets		
Current Assets:		
Cash and cash equivalents	$ 38,817	$ 49,952
Accounts receivable, net of allowance for doubtful accounts of $2,142 at March 31, 2013 and $2,228 at March 31, 2012	17,941	18,576
Inventories	18,513	18,881
Prepaid expenses and other current assets	2,588	2,974
Total current assets	77,859	90,383
Property, plant and equipment, net	3,543	4,833
Non-current portion of inventories	3,252	1,313
Intangible assets, net	2,313	2,811
Other assets	371	452
Total	$ 87,338	$ 99,792
Liabilities and Stockholders' Equity		
Current Liabilities:		
Accounts payable and accrued expenses	$ 24,121	$ 23,061
Accrued salaries and wages	1,721	1,716
Accrued warranty reserve	2,299	1,494
Deferred revenue	3,089	2,995
Revolving credit facility	13,476	10,431
Current portion of notes payable and capital lease obligations	361	363
Warrant liability	10	791
Total current liabilities	45,077	40,851
Long-term portion of notes payable and capital lease obligations	233	70
Other long-term liabilities	142	254
Commitments and contingencies (Note 12)		
Stockholders' Equity:		
Preferred stock, $.001 par value; 10,000,000 shares authorized; none issued		
Common stock, $.001 par value; 515,000,000 shares authorized, 305,661,276 shares issued and 304,622,573 shares outstanding at March 31, 2013; 415,000,000 shares authorized, 300,315,313 shares issued and 299,317,493 shares outstanding at March 31, 2012	306	300
Additional paid-in capital	796,767	790,901
Accumulated deficit	(753,975)	(731,412)
Treasury stock, at cost; 1,038,703 shares at March 31, 2013 and 997,820 shares at March 31, 2012	(1,212)	(1,172)
Total stockholders' equity	41,886	58,617
Total	$ 87,338	$ 99,792

See accompanying notes to consolidated financial statements.

CAPSTONE TURBINE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

	Years Ended March 31, 2013	2012	2011
Revenue	$127,557	$109,371	$ 81,890
Cost of goods sold	113,172	103,944	82,427
Gross margin (loss)	14,385	5,427	(537)
Operating expenses:			
Research and development	8,979	8,237	6,986
Selling, general and administrative	27,364	28,927	26,203
Total operating expenses	36,343	37,164	33,189
Loss from operations	(21,958)	(31,737)	(33,726)
Other income	25	31	32
Interest income	—	2	4
Interest expense	(717)	(857)	(873)
Change in fair value of warrant liability	781	13,983	(3,667)
Loss before income taxes	(21,869)	(18,578)	(38,230)
Provision for income taxes	694	186	240
Net loss	$(22,563)	$(18,764)	$(38,470)
Net loss per common share—basic and diluted	$ (0.07)	$ (0.07)	$ (0.16)
Weighted average shares used to calculate basic and diluted net loss per common share	302,168	266,945	245,941

See accompanying notes to consolidated financial statements.

CAPSTONE TURBINE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In thousands, except share amounts)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Treasury Stock		Total Stockholders' Equity
	Shares	Amount			Shares	Amount	
Balance, March 31, 2010	243,015,511	$243	$721,408	$(674,178)	896,109	$(1,041)	$ 46,432
Purchase of treasury stock	—	—	—	—	53,511	(53)	(53)
Vested restricted stock awards	742,460	1	(1)	—	—	—	—
Stock-based compensation	—	—	2,318	—	—	—	2,318
Exercise of stock options and employee stock purchases	72,842	—	74	—	—	—	74
Stock awards to Board of Directors	109,554	—	100	—	—	—	100
Warrants exercised	12,473,231	13	20,968	—	—	—	20,981
Issuance of common stock for Calnetix Power Solutions acquisition	3,131,313	3	3,095	—	—	—	3,098
Net loss	—	—	—	(38,470)	—	—	(38,470)
Balance, March 31, 2011	259,544,911	$260	$747,962	$(712,648)	949,620	$(1,094)	$ 34,480
Purchase of treasury stock	—	—	—	—	48,200	(78)	(78)
Vested restricted stock awards	699,107	—	—	—	—	—	—
Stock-based compensation	—	—	1,558	—	—	—	1,558
Exercise of stock options and employee stock purchases	785,504	1	779	—	—	—	780
Stock awards to Board of Directors	77,971	—	94	—	—	—	94
Warrants exercised	16,657,820	16	17,385	—	—	—	17,401
Issuance of common stock, net of issuance costs	22,550,000	23	23,123	—	—	—	23,146
Net loss	—	—	—	(18,764)	—	—	(18,764)
Balance, March 31, 2012	300,315,313	$300	$790,901	$(731,412)	997,820	$(1,172)	$ 58,617
Purchase of treasury stock	—	—	—	—	40,883	(40)	(40)
Vested restricted stock awards	469,911	—	—	—	—	—	—
Stock-based compensation	—	—	1,500	—	—	—	1,500
Employee stock purchases	22,478	1	20	—	—	—	21
Stock awards to Board of Directors	103,574	—	101	—	—	—	101
Issuance of common stock upon exercise of put option	4,750,000	5	4,245	—	—	—	4,250
Net loss	—	—	—	(22,563)	—	—	(22,563)
Balance, March 31, 2013	305,661,276	$306	$796,767	$(753,975)	1,038,703	$(1,212)	$ 41,886

See accompanying notes to consolidated financial statements.

CAPSTONE TURBINE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended March 31,		
	2013	2012	2011
Cash Flows from Operating Activities:			
Net loss	$(22,563)	$(18,764)	$(38,470)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	2,820	3,404	3,823
Amortization of deferred financing costs	148	169	193
Interest expense on second funding liability	—	—	55
Provision for allowance for doubtful accounts	276	2,256	231
Inventory write-down	1,307	1,525	1,123
Provision for warranty expenses	5,129	4,227	2,089
Loss on disposal of equipment	41	3	213
Stock-based compensation	1,601	1,652	2,418
Change in fair value of warrant liability	(781)	(13,983)	3,667
Changes in operating assets and liabilities:			
Accounts receivable	359	(1,503)	(1,096)
Inventories	(2,878)	(998)	1,764
Prepaid expenses and other assets	587	(220)	(910)
Accounts payable and accrued expenses	1,221	2,660	4,966
Accrued salaries and wages and long term liabilities	(107)	106	(151)
Accrued warranty reserve	(4,324)	(3,814)	(2,044)
Deferred revenue	94	1,842	230
Net cash used in operating activities	(17,070)	(21,438)	(21,899)
Cash Flows from Investing Activities:			
Acquisition of and deposits on equipment and leasehold improvements	(1,213)	(1,419)	(1,047)
Changes in restricted cash	—	1,250	(1,250)
Net cash used in investing activities	(1,213)	(169)	(2,297)
Cash Flows from Financing Activities:			
Net proceeds from (repayment of) revolving credit facility	3,045	3,351	(491)
Repayment of notes payable and capital lease obligations	(128)	(499)	(448)
Net (cash used in) proceeds from employee stock-based transactions	(19)	702	39
Net proceeds from issuance of common stock and warrants	—	23,146	—
Proceeds from exercise of common stock warrants and put options	4,250	11,403	11,282
Net cash provided by financing activities	7,148	38,103	10,382
Net increase (decrease) in Cash and Cash Equivalents	(11,135)	16,496	(13,814)
Cash and Cash Equivalents, Beginning of Year	49,952	33,456	47,270
Cash and Cash Equivalents, End of Year	$ 38,817	$ 49,952	$ 33,456
Supplemental Disclosures of Cash Flow Information:			
Cash paid during the year for:			
Interest	$ 588	$ 672	$ 624
Income taxes	$ 635	$ 204	$ —
Cash received during the period for income tax refund	$ —	$ 127	$ 222

See accompanying notes to consolidated financial statements.

Supplemental Disclosures of Non-Cash Information:

During the year ended March 31, 2011, the Company issued 3,131,313 shares of common stock to Calnetix Power Solutions, Inc. in connection with the acquisition of the Calnetix microturbine generator product line. See Note 15—Acquisition, for a discussion of the tangible and intangible assets acquired and the details of the acquisition.

In connection with the January 9, 2012 exercise of warrants, the Company recorded $1.6 million to additional paid-in capital to settle the warrant liability.

In connection with the March 9, 2011 exercise of warrants, the Company recorded $11.2 million to additional paid-in capital to settle the warrant liability.

During the years ended March 31, 2013, 2012 and 2011, the Company incurred $476 thousand, $635 thousand and $443 thousand, respectively, in connection with the renewal of insurance contracts, which was financed by notes payable.

Included in accounts payable at March 31, 2013, 2012 and 2011 is $26 thousand, $187 thousand, and $78 thousand of accrued purchases of property and equipment, respectively.

During the year ended March 31, 2013, the Company purchased fixed assets in consideration for the issuance of a note payable of $306 thousand. There were no fixed assets purchased with a note payable during the years ended March 31, 2012 and 2011.

1. Description of the Company and Basis of Presentation

Capstone Turbine Corporation (the "Company") develops, manufactures, markets and services microturbine technology solutions for use in stationary distributed power generation applications, including cogeneration (combined heat and power ("CHP"), integrated combined heat and power ("ICHP"), and combined cooling, heat and power ("CCHP")), renewable energy, natural resources and critical power supply. In addition, the Company's microturbines can be used as battery charging generators for hybrid electric vehicle applications. The Company was organized in 1988 and has been commercially producing its microturbine generators since 1998.

The Company has incurred significant operating losses since its inception. Management anticipates incurring additional losses until the Company can produce sufficient revenue to cover its operating costs. To date, the Company has funded its activities primarily through private and public equity offerings. This Annual Report on Form 10-K (this "Form 10-K") refers to the Company's fiscal years ending March 31 as its "Fiscal" years.

The consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company's net loss from operations for the Fiscal years ended 2013, 2012 and 2011 was $22.0 million, $31.7 million and $33.7 million, respectively. Management believes the improvement in the net loss will continue as the Company makes overall progress on our path to profitability. The Company's cash and cash equivalents as of March 31, 2013 and 2012 were $38.8 million and $50.0 million, respectively. The Company's change in cash and cash equivalents and its working capital requirements were in accordance with management's plan during Fiscal 2013.

Management believes that existing cash and cash equivalents are sufficient to meet the Company's anticipated cash needs for working capital and capital expenditures for at least the next twelve months; however, if our anticipated cash needs change, it is possible that the Company may need to raise additional capital in the future. The Company may seek to raise funds by selling additional securities to the public or to selected investors or by obtaining additional debt financing. There is no assurance that the Company will be able to obtain additional funds on commercially favorable terms, or at all. If the Company raises additional funds by issuing additional equity or convertible debt securities, the fully diluted ownership percentages of existing stockholders will be reduced. In addition, any equity or debt securities that the Company would issue may have rights, preferences or privileges senior to those of the holders of its common stock.

The consolidated financial statements include the accounts of the Company, Capstone Turbine International, Inc., its wholly owned subsidiary that was formed in June 2004, and Capstone Turbine Singapore Pte., Ltd., its wholly owned subsidiary that was formed in February 2011, after elimination of inter-company transactions.

2. Summary of Significant Accounting Policies

Cash Equivalents The Company considers only those investments that are highly liquid and readily convertible to cash with original maturities of three months or less at date of purchase as cash equivalents.

Restricted Cash As of March 31, 2011, the Company had maintained $1.3 million as additional security for its line of credit with Wells Fargo. During Fiscal 2012, Wells Fargo released $1.3 million of the restricted cash.

2. Summary of Significant Accounting Policies (Continued)

See Note 11—Revolving Credit Facility, for discussion of the line of credit with Wells Fargo.

Fair Value of Financial Instruments The carrying value of certain financial instruments, including cash equivalents, accounts receivable, accounts payable, revolving credit facility and notes payable approximate fair market value based on their short-term nature. See Note 10—Fair Value Measurements, for disclosure regarding the fair value of other financial instruments.

Accounts Receivable The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of customers to make required payments.

Inventories The Company values inventories at first in first out ("FIFO") basis and lower of cost or market. The composition of inventory is routinely evaluated to identify slow-moving, excess, obsolete or otherwise impaired inventories. Inventories identified as impaired are evaluated to determine if write-downs are required. Included in the assessment is a review for obsolescence as a result of engineering changes in the Company's products. All inventories expected to be used in more than one year are classified as long-term.

Depreciation and Amortization Depreciation and amortization are provided for using the straight-line method over the estimated useful lives of the related assets, ranging from two to ten years. Leasehold improvements are amortized over the lease term or the estimated useful lives of the assets, whichever is shorter. Intangible assets that have finite useful lives are amortized over their estimated useful lives using the straight-line method with the exception of the backlog of 100 kW microturbines ("TA100") acquired from Calnetix Power Solutions, Inc. ("CPS"). Purchased backlog is amortized based on unit sales and presented as a component of cost of goods sold.

Long-Lived Assets The Company reviews the recoverability of long-lived assets, including intangible assets with finite lives, whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. If the expected future cash flows from the use of such assets (undiscounted and without interest charges) are less than the carrying value, the Company may be required to record a write-down, which is determined based on the difference between the carrying value of the assets and their estimated fair value. The Company performed an analysis as of March 31, 2013 and determined that no impairment was necessary. Intangible assets include a manufacturing license, trade name, technology, backlog and customer relationships. See Note 5—Intangible Assets.

Deferred Revenue Deferred revenue consists of deferred product and service revenue and customer deposits. Deferred revenue will be recognized when earned in accordance with the Company's revenue recognition policy. The Company has the right to retain all or part of customer deposits under certain conditions.

Revenue The Company's revenue consists of sales of products, parts, accessories and service, which includes a comprehensive Factory Protection Plan ("FPP"), net of discounts. Capstone's distributors purchase products, parts and FPPs for sale to end users and are also required to provide a variety of additional services, including application engineering, installation, commissioning and post-commissioning repair and maintenance service. The Company's standard terms of sales to distributors and direct end-users include transfer of title, care, custody and control at the point of shipment, payment terms ranging from full payment in advance of shipment to payment in 90 days, no

2. Summary of Significant Accounting Policies (Continued)

right of return or exchange, and no post-shipment performance obligations by Capstone except for warranties provided on the products and parts sold.

Revenue from the sale of products, parts and accessories is generally recognized and earned when all of the following criteria are satisfied: (a) persuasive evidence of a sales arrangement exists; (b) price is fixed or determinable; (c) collectability is reasonably assured; and (d) delivery has occurred. Delivery generally occurs when the title and the risks and rewards of ownership have substantially transferred to the customer. Service performed by the Company has consisted primarily of time and materials based contracts. The time and materials contracts are usually related to out-of-warranty units. Service revenue derived from time and materials contracts is recognized as the service is performed. The Company also provides maintenance service contracts to customers of its existing installed base. The maintenance service contracts are agreements to perform certain services to maintain a product for a specified period of time. Service revenue derived from maintenance service contracts is recognized on a straight-line basis over the contract period.

The Company occasionally enters into agreements that contain multiple elements, such as sale of equipment, installation, engineering and/or service. The Company allocates the total contract value among each element based on a selling price hierarchy as follows, where the selling price is based on (i) vendor specific objective evidence ("VSOE"), (ii) third party evidence ("TPE") or (iii) best estimate of selling price if VSOE or TPE are not available. Revenue is the amount related to each element or recognized in accordance with the revenue recognition policies discussed above.

Warranty The Company provides for the estimated costs of warranties at the time revenue is recognized. The specific terms and conditions of those warranties vary depending upon the product sold and geography of sale. The Company's product warranties generally start from the delivery date and continue for up to eighteen months. Factors that affect the Company's warranty obligation include product failure rates, anticipated hours of product operations and costs of repair or replacement in correcting product failures. These factors are estimates that may change based on new information that becomes available each period. Similarly, the Company also accrues the estimated costs to address reliability repairs on products no longer in warranty when, in the Company's judgment, and in accordance with a specific plan developed by the Company, it is prudent to provide such repairs. The Company assesses the adequacy of recorded warranty liabilities quarterly and makes adjustments to the liability as necessary. When the Company has sufficient evidence that product changes are altering the historical failure occurrence rates, the impact of such changes is then taken into account in estimating future warranty liabilities.

Research and Development ("R&D") The Company accounts for grant distributions and development funding as offsets to R&D expenses and both are recorded as the related costs are incurred. Total offsets to R&D expenses amounted to $1.7 million, $0.8 million and $0.9 million for the years ended March 31, 2013, 2012 and 2011, respectively.

Income Taxes Deferred income tax assets and liabilities are computed for differences between the consolidated financial statement and income tax basis of assets and liabilities. Such deferred income tax asset and liability computations are based on enacted tax laws and rates applicable to periods in which the differences are expected to reverse. Valuation allowances are established, when necessary, to reduce deferred income tax assets to the amounts expected to be realized.

2. Summary of Significant Accounting Policies (Continued)

Contingencies The Company records an estimated loss from a loss contingency when information available prior to issuance of its financial statements indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated.

Risk Concentrations Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. At March 31, 2013, the majority of our cash balances were held at financial institutions located in California, in accounts that are insured by the Federal Deposit Insurance Corporation. Uninsured balances aggregate to approximately $38.6 million as of March 31, 2013. The Company places its cash and cash equivalents with high credit quality institutions. The Company performs ongoing credit evaluations of its customers and maintains an allowance for potential credit losses.

Sales to Horizon Power Systems ("Horizon"), one of the Company's domestic distributors, accounted for 27%, 19% and 18% of revenue for the years ended March 31, 2013, 2012 and 2011, respectively. Sales to BPC Engineering ("BPC"), one of the Company's Russian distributors, accounted for 11%, 26% and 23% of revenue for the years ended March 31, 2013, 2012 and 2011, respectively. Additionally, BPC and Regatta Solutions, Inc., one of the Company's domestic distributors, accounted for 35% and 11%, respectively, of net accounts receivable as of March 31, 2013. BPC accounted for 44% of net accounts receivable as of March 31, 2012.

Accounts receivable, net as of March 31, 2013 and 2012 includes $0.3 million and $0.1 million of other receivables, respectively from the U.S. Department of Energy ("DOE") under grants awarded in 2009 and 2010.

The Company recorded bad debt expense of $0.3 million, $2.3 million and $0.2 million for the years ended March 31, 2013, 2012 and 2011, respectively.

Certain components of the Company's products are available from a limited number of suppliers. An interruption in supply could cause a delay in manufacturing, which would affect operating results adversely.

Estimates and Assumptions The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Significant estimates include accounting for doubtful accounts, stock-based compensation, inventory write-downs, valuation of long-lived assets including intangible assets with finite lives, product warranties, income taxes and other contingencies. Actual results could differ from those estimates.

Net Loss Per Common Share Basic loss per common share is computed using the weighted-average number of common shares outstanding for the period. Diluted loss per share is also computed without consideration to potentially dilutive instruments because the Company incurred losses which would make such instruments antidilutive. Outstanding stock options at March 31, 2013, 2012 and 2011 were 11.8 million, 10.0 million and 10.1 million, respectively. Outstanding restricted stock units at March 31, 2013, 2012 and 2011 were 1.5 million, 1.1 million and 1.5 million, respectively. As of March 31, 2013, 2012 and 2011, the number of warrants excluded from diluted net loss per common share computations was approximately 26.5 million, 26.5 million and 21.7 million, respectively.

2. Summary of Significant Accounting Policies (Continued)

Stock-Based Compensation Options or stock awards are recorded at their estimated fair value at the measurement date. The Company recognizes compensation cost for options and stock awards that have a graded vesting schedule on a straight-line basis over the requisite service period for the entire award.

Segment Reporting The Company is considered to be a single reporting segment. The business activities of this reporting segment are the development, manufacture and sale of turbine generator sets and their related parts and service. Following is the geographic revenue information based on the primary operating location of the Company's customers (in thousands):

	Year Ended March 31,		
	2013	2012	2011
United States	$ 57,001	$ 41,796	$25,630
Mexico	22,581	7,798	5,416
All other North America	4,370	116	808
Total North America	83,952	49,710	31,854
Russia	13,827	29,722	20,655
All other Europe	12,036	17,452	15,375
Total Europe	25,863	47,174	36,030
Asia	8,473	5,692	7,811
Australia	5,461	2,749	3,754
All other	3,808	4,046	2,441
Total Revenue	$127,557	$109,371	$81,890

The following table summarizes the Company's revenue by product (in thousands):

	Year Ended March 31,		
	2013	2012	2011
C30	$ 6,756	$ 4,426	$ 6,043
C65	22,899	28,680	23,377
TA100	1,485	681	5,121
C200	18,099	7,361	5,289
C600	12,384	7,567	2,172
C800	5,324	8,728	4,362
C1000	35,571	32,475	18,619
Waste heat recovery generator	—	—	627
Unit upgrades	129	—	704
Total from Microturbine Products	102,647	89,918	66,314
Accessories, Parts and Service	24,910	19,453	15,576
Total	$127,557	$109,371	$81,890

Substantially all of the Company's operating assets are in the United States.

3. Inventories

Inventories are valued on a FIFO basis and lower of cost or market and consisted of the following as of March 31, 2013 and 2012 (in thousands):

	2013	2012
Raw materials	$20,198	$18,476
Work in process	—	151
Finished goods	1,567	1,567
Total	21,765	20,194
Less non-current portion	(3,252)	(1,313)
Current portion	$18,513	$18,881

The non-current portion of inventories represents that portion of the inventories in excess of amounts expected to be used in the next twelve months. The non-current inventories are primarily comprised of repair parts for older generation products that are still in operation, but are not technologically compatible with current configurations. The weighted average age of the non-current portion of inventories on hand as of March 31, 2013 is 1.6 years. The Company expects to use the non-current portion of the inventories on hand as of March 31, 2013 over the periods presented in the following table (in thousands):

Expected Period of Use	Non-current Inventory Balance Expected to be Used
13 to 24 months	$2,401
25 to 36 months	567
37 to 48 months	284
Total	$3,252

4. Property, Plant and Equipment

Property, plant and equipment as of March 31, 2013 and 2012 consisted of the following (in thousands):

	2013	2012	Estimated Useful Life
Machinery, rental equipment, equipment, automobiles and furniture	$ 20,649	$ 20,506	2 - 10 years
Leasehold improvements	9,708	9,696	10 years
Molds and tooling	4,933	4,880	2 - 5 years
	35,290	35,082	
Less, accumulated depreciation	(31,747)	(30,249)	
Total property, plant and equipment, net	$ 3,543	$ 4,833	

Depreciation expense for property, plant and equipment was $2.3 million, $2.6 million and $2.8 million for the years ended March 31, 2013, 2012 and 2011, respectively.

5. Intangible Assets

Intangible assets consisted of the following (in thousands):

	March 31, 2013			
	Weighted Average Amortization Period	Intangible Assets, Gross	Accumulated Amortization	Intangible Assets, Net
Manufacturing license	17 years	$3,700	$3,487	$ 213
Technology	10 years	2,240	709	1,531
Parts and service customer relationships	5 years	1,080	684	396
TA100 customer relationships	2 years	617	617	—
Backlog	Various	490	317	173
Trade name	1.2 years	69	69	—
Total		$8,196	$5,883	$2,313

	March 31, 2012			
	Weighted Average Amortization Period	Intangible Assets, Gross	Accumulated Amortization	Intangible Assets, Net
Manufacturing license	17 years	$3,700	$3,437	$ 263
Technology	10 years	2,240	485	1,755
Parts and service customer relationships	5 years	1,080	468	612
TA100 customer relationships	2 years	617	617	—
Backlog	Various	490	309	181
Trade name	1.2 years	69	69	—
Total		$8,196	$5,385	$2,811

Amortization expense for the intangible assets was $0.5 million, $0.8 million, and $1.1 million for the years ended March 31, 2013, 2012 and 2011.

Expected future amortization expense of intangible assets as of March 31, 2013 is as follows (in thousands):

Year Ending March 31,	Amortization Expense
2014	$ 582
2015	532
2016	273
2017	273
2018	242
Thereafter	411
Total expected future amortization	$2,313

5. Intangible Assets (Continued)

The manufacturing license provides the Company with the ability to manufacture recuperator cores previously purchased from Solar Turbines Incorporated ("Solar"). The Company is required to pay a per-unit royalty fee over a seventeen-year period for cores manufactured and sold by the Company using the technology. Royalties of approximately $76,700, $72,800, and $62,800 were earned by Solar for the years ended March 31, 2013, 2012 and 2011, respectively. Earned royalties of approximately $24,600 and $17,500 were unpaid as of March 31, 2013 and 2012, respectively, and are included in accrued expenses in the accompanying balance sheets.

6. Accrued Warranty Reserve

Changes in the accrued warranty reserve are as follows as of March 31, 2013, 2012 and 2011 (in thousands):

	2013	2012	2011
Balance, beginning of the period	$ 1,494	$ 1,081	$ 1,036
Standard warranty provision	3,874	3,790	2,015
Changes for accrual related to reliability repair programs	1,255	437	74
Deductions for warranty claims	(4,324)	(3,814)	(2,044)
Balance, end of the period	$ 2,299	$ 1,494	$ 1,081

7. Deferred Revenue

Changes in deferred revenue are as follows as of March 31, 2013 (in thousands):

	2013
FPP Balance, beginning of the period	$ 1,167
FPP Billings	5,884
FPP Revenue recognized	(5,639)
Balance attributed to FPP contracts	1,412
Deposits	1,677
Deferred revenue balance, end of the period	$ 3,089

Comprehensive Factory Protection Plan ("FPP") deferred revenue represents the unearned portion of our agreements. FPP agreements are generally paid quarterly in advance with revenue recognized on a straight line basis over the contract period. Deposits are primarily non-refundable cash payments from distributors for future orders.

8. Income Taxes

Current income tax provision is the amount of income taxes reported or expected to be reported on our income tax return. The provision for current income taxes for the year ended March 31, 2013 was $0.7 million, which was all related to foreign taxes. The Company did not have current federal income taxes for the year ended March 31, 2013.

8. Income Taxes (Continued)

Actual income tax expense differed from the amount computed by applying statutory corporate income tax rates to loss from operations before income taxes. A reconciliation of income tax (benefit) expense to the federal statutory rate follows (in thousands):

	Year Ended March 31,		
	2013	2012	2011
Federal income tax at the statutory rate	$(7,436)	$(6,317)	$(12,997)
State taxes, net of federal effect	(661)	(727)	(1,390)
Foreign taxes	675	313	461
R&D tax credit	(1,157)	(455)	(367)
Impact of state rate change	838	(693)	1,541
Warrant liability	(299)	(5,301)	9,981
Expiring NOL	—	9,765	6,278
Valuation allowance	(1,877)	3,423	(4,343)
Excess tax benefit—stock compensation	10,383	—	—
Other	228	178	1,076
Income tax expense (benefit)	$ 694	$ 186	$ 240

The Company's deferred tax assets and liabilities consisted of the following at March 31, 2013 and 2012 (in thousands):

	2013	2012
Deferred tax assets:		
Inventories	$ 1,754	$ 1,492
Warranty reserve	866	597
Deferred revenue	532	466
Net operating loss ("NOL") carryforwards	211,724	215,545
Tax credit carryforwards	18,295	17,013
Depreciation, amortization and impairment loss	3,997	4,252
Other	5,498	5,434
Deferred tax assets	242,666	244,799
Valuation allowance for deferred tax assets	(232,555)	(234,432)
Deferred tax assets, net of valuation allowance	10,111	10,367
Deferred tax liabilities:		
Federal benefit of state taxes	(10,111)	(10,367)
Net deferred tax assets	$ —	$ —

Because of the uncertainty surrounding the timing of realizing the benefits of favorable tax attributes in future income tax returns, the Company has placed a valuation allowance against its net deferred income tax assets. The change in valuation allowance for Fiscal 2013, 2012 and 2011 was $1.9 million, $3.4 million and $4.3 million, respectively.

8. Income Taxes (Continued)

The Company's NOL and tax credit carryforwards for federal and state income tax purposes at March 31, 2013 were as follows (in thousands):

	Amount	Expiration Period
Federal NOL	$592,005	2018 - 2033
State NOL	$283,866	2013 - 2033
Federal tax credit carryforwards	$ 9,577	2018 - 2033
State tax credit carryforwards	$ 8,718	Indefinite

The NOLs and federal and state tax credits can be carried forward to offset future taxable income, if any. Utilization of the NOLs and tax credits are subject to an annual limitation of approximately $57.3 million due to the ownership change limitations provided by the Internal Revenue Code of 1986 and similar state provisions. The federal tax credit carryforward is a research and development credit, which may be carried forward. The state tax credits consist of a research and development credit can be carried forward indefinitely.

Tax benefits arising from the disposition of certain shares issued upon exercise of stock options within two years of the date of grant or within one year of the date of exercise by the option holder ("Disqualifying Dispositions") provide the Company with a tax deduction equal to the difference between the exercise price and the fair market value of the stock on the date of exercise. Approximately $27.7 million of the Company's federal and state NOL carryforwards as of March 31, 2013 were generated by Disqualifying Dispositions of stock options and exercises of nonqualified stock options. In accordance with the reporting requirements under ASC 718, we did not include approximately $10.4 million of excess windfall tax benefits resulting from stock option exercises as components of our gross deferred tax assets and corresponding valuation allowance disclosures, as tax attributes related to those windfall tax benefits should not be recognized until they result in a reduction of taxes payable. The tax effected amount of gross unrealized net operating loss carry forwards excluded under ASC 718 was approximately $10.4 million at March 31, 2013. When realized, those excess windfall tax benefits are credited to additional paid-in capital.

Accounting Standards Codification ("ASC") 740, Income Taxes clarifies the accounting for income taxes by prescribing a minimum recognition threshold that a tax position is required to meet before being recognized in the financial statements. ASC 740 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on management's evaluation, the total amount of unrecognized tax benefits related to research and development credits as of March 31, 2013 and 2012 was $2.4 million and $2.1 million, respectively. There were no interest or penalties related to unrecognized tax benefits as of March 31, 2013 or March 31, 2012. The amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate as of March 31, 2013 and March 31, 2012 was $2.4 million and $2.1 million, respectively. However, this impact would be offset by an equal increase in the deferred tax valuation allowance as the Company has recorded a full valuation allowance against its deferred tax assets because of uncertainty as to future realization. The fully reserved recognized federal and state deferred tax assets related to research and development credits balance as of March 31, 2013 and 2012 was $9.6 million and $9.1 million, and $8.7 million and $7.9 million, respectively.

8. Income Taxes (Continued)

A reconciliation of the beginning and ending amount of total gross unrecognized tax benefits is as follows (in thousands):

Balance at March 31, 2010	$1,806
Gross increase related to prior year tax positions	—
Gross increase related to current year tax positions	167
Lapse of statute of limitations	—
Balance at March 31, 2011	$1,973
Gross increase related to prior year tax positions	—
Gross increase related to current year tax positions	175
Lapse of statute of limitations	—
Balance at March 31, 2012	$2,148
Gross decrease related to prior year tax positions	(100)
Gross increase related to prior year tax positions	222
Gross increase related to current year tax positions	148
Lapse of statute of limitations	—
Balance at March 31, 2013	$2,418

The Company files income tax returns in the U.S. federal jurisdiction and various state, local and foreign jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state, local or non-U.S. income tax examinations by tax authorities for the years before 2008. However, net operating loss carryforwards remain subject to examination to the extent they are carried forward and impact a year that is open to examination by tax authorities. The Company's evaluation was performed for the tax years which remain subject to examination by major tax jurisdictions as of March 31, 2013. The Company settled its Internal Revenue Service examination of its U.S. federal tax return for the fiscal year ended March 31, 2010 during the third quarter of the fiscal year ended March 31, 2012, with no findings that resulted in a change to the Company's financial statements. When applicable, the Company accounts for interest and penalties generated by tax contingencies as interest and other expense, net in the statements of operations.

9. Stockholders' Equity

The following table summarizes, by statement of operations line item, stock-based compensation expense for the years ended March 31, 2013, 2012 and 2011 (in thousands):

	Fiscal Year Ended March 31,		
	2013	2012	2011
Cost of goods sold	$ 92	$ 136	$ 209
Research and development	319	324	211
Selling, general and administrative	1,190	1,192	1,998
Stock-based compensation expense	$1,601	$1,652	$2,418

9. Stockholders' Equity (Continued)

Stock Plans

1993 Incentive Stock Plan and 2000 Equity Incentive Plan

In 1993, the Board of Directors adopted and the stockholders approved the 1993 Incentive Stock Plan ("1993 Plan"). A total of 7,800,000 shares of common stock were initially reserved for issuance under the 1993 Plan. In June 2000, the Company adopted the 2000 Equity Incentive Plan ("2000 Plan") as a successor plan to the 1993 Plan. The 2000 Plan provides for awards of up to 11,180,000 shares of common stock, plus 7,800,000 shares previously authorized under the 1993 Plan; provided, however, that the maximum aggregate number of shares which may be issued is 18,980,000 shares. The 2000 Plan is administered by the Compensation Committee designated by the Board of Directors. The Compensation Committee's authority includes determining the number of incentive awards and vesting provisions. As of March 31, 2013, there were 7,059,019 shares available for future grant.

As of March 31, 2013, the Company had outstanding 3,550,000 non-qualified common stock options issued outside of the 2000 Plan. The Company granted 250,000 of these stock options during the second quarter of Fiscal 2013, 250,000 of these stock options during Fiscal 2012 and 3,050,000 of the options prior to Fiscal 2008 as inducement grants to new officers and employees of the Company, with exercise prices equal to the fair market value of the Company's common stock on the grant date. Included in the 3,550,000 options were 2,000,000 options granted to the Company's President and Chief Executive Officer, 850,000 options granted to the Company's Executive Vice President of Sales and Marketing, 250,000 options granted to the Company's Senior Vice President of Program Management, 200,000 options granted to the Company's Senior Vice President of Human Resources and 250,000 options granted to the Company's Senior Vice President of Customer Service. Additionally, as of March 31, 2013, the Company had outstanding 62,500 restricted stock units issued outside of the 2000 Plan. These restricted stock units were issued during the second quarter of Fiscal 2013 as an inducement grant to the Company's Senior Vice President of Customer Service. Although the options and restricted stock units were not granted under the 2000 Plan, they are governed by terms and conditions identical to those under the 2000 Plan. All options are subject to the following vesting provisions: one-fourth vest one year after the issuance date and 1/48th vest on the first day of each full month thereafter, so that all options will be vested on the first day of the 48th month after the grant date. All outstanding options have a contractual term of ten years. The restricted stock units vest in

9. Stockholders' Equity (Continued)

equal installments over a period of four years. Information relating to all outstanding stock options, except for rights associated with the Purchase Plan, is as follows:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Options outstanding at March 31, 2012	10,039,651	$1.41		
Granted	1,958,330	$1.01		
Exercised	—	—		
Forfeited, cancelled or expired	(206,216)	$2.16		
Options outstanding at March 31, 2013	11,791,765	$1.33	5.6	$157,050
Options fully vested at March 31, 2013 and those expected to vest beyond March 31, 2013	11,560,603	$1.34	5.5	$157,048
Options exercisable at March 31, 2013	9,024,229	$1.39	4.6	$155,696

The weighted average per share grant date fair value of options granted during the fiscal years ended March 31, 2013, 2012 and 2011 was $0.67, $1.19 and $1.02, respectively. There were no options exercised during the fiscal year ended March 31, 2013. The weighted average per share grant date fair value of options exercised during the fiscal years ended March 31, 2012 and 2011 was $0.99 and $1.05, respectively. The Company recorded expense of approximately $0.9 million, $0.9 million and $1.5 million associated with its stock options for the fiscal years ended March 31, 2013, 2012 and 2011, respectively. The total intrinsic value of option exercises during the fiscal years ended March 31, 2012 and 2011, was approximately $0.6 million and $35,000, respectively. As of March 31, 2013, there was approximately $1.7 million of total compensation cost related to unvested stock option awards that is expected to be recognized as expense over a weighted average period of 2.8 years.

The Company calculated the estimated fair value of each stock option on the date of grant using the Black-Scholes valuation method and the following weighted-average assumptions:

	Fiscal Year Ended March 31,		
	2013	2012	2011
Risk-free interest rates	0.8%	1.9%	3.1%
Expected lives (in years)	5.7	5.0	5.0
Dividend yield	—%	—%	—%
Expected volatility	79.8%	89.0%	97.9%
Weighted average grant date fair value of options granted during the period	$0.67	$1.19	$1.02

The Company's computation of expected volatility for the fiscal years ended March 31, 2013, 2012 and 2011 was based on historical volatility. The expected life, or term, of options granted is derived from historical exercise behavior and represents the period of time that stock option awards are expected to be outstanding. Management has selected a risk-free rate based on the implied yield available on U.S. Treasury Securities with a maturity equivalent to the options' expected term.

9. Stockholders' Equity (Continued)

Stock-based compensation expense is based on awards that are ultimately expected to vest and accordingly, stock-based compensation recognized in the fiscal years ended March 31, 2013, 2012 and 2011 has been reduced by estimated forfeitures. Management's estimate of forfeitures is based on historical forfeitures. The following table outlines the restricted stock unit activity:

Restricted Stock Units	Shares	Weighted Average Grant Date Fair Value
Nonvested restricted stock units outstanding at March 31, 2012	1,143,262	$1.20
Granted	919,414	$1.00
Vested and issued	(469,911)	$1.15
Forfeited	(125,669)	$1.05
Nonvested restricted stock units outstanding at March 31, 2013	1,467,096	$1.10
Restricted stock units expected to vest beyond March 31, 2013	1,358,386	$1.10

The restricted stock units were valued based on the closing price of the Company's common stock on the date of issuance, and compensation cost is recorded on a straight-line basis over the vesting period. The related compensation expense recognized has been reduced by estimated forfeitures. The Company's estimate of forfeitures is based on historical forfeitures. The restricted stock units vest in equal installments over a period of two or four years. For restricted stock units with two year vesting, one-half of such units vest one year after the issuance date and the other half vest two years after the issuance date. For restricted stock units with four year vesting, one-fourth vest annually beginning one year after the issuance date.

The weighted average per share grant date fair value of restricted stock granted during the fiscal years ended March 31, 2013, 2012 and 2011 was $1.00, $1.47 and $1.04, respectively. The total fair value of restricted stock units vested and issued by the Company during the years ended March 31, 2013, 2012 and 2011 was approximately $0.6 million, $1.1 million and $0.8 million, respectively. The Company recorded expense of approximately $0.8 million, $0.7 million and $1.0 million associated with its restricted stock awards and units for the fiscal years ended March 31, 2013, 2012 and 2011, respectively. As of March 31, 2013, there was approximately $1.0 million of total compensation cost related to unvested restricted stock units that is expected to be recognized as expense over a weighted average period of 2.2 years.

During the fiscal years ended March 31, 2013, 2012 and 2011 the Company issued a total of 103,574, 77,971 and 109,554 shares of stock, respectively, to non-employee directors who elected to take payment of all or any part of the directors' fees in stock in lieu of cash. For each term of the Board of Directors (beginning on the date of an annual meeting of stockholders and ending on the date immediately preceding the next annual meeting of stockholders), a non-employee director may elect to receive, in lieu of all or any portion of their annual retainer or committee fee cash payment, a stock award. The shares of stock were valued based on the closing price of the Company's common stock on

9. Stockholders' Equity (Continued)

the date of grant, and the weighted average grant date fair value for these shares during each of the fiscal years ended March 31, 2013, 2012 and 2011 was $0.98, $1.20 and $0.91, respectively.

2000 Employee Stock Purchase Plan

In June 2000, the Company adopted the 2000 Employee Stock Purchase Plan (the "Purchase Plan"), which provides for the granting of rights to purchase common stock to regular full and part-time employees or officers of the Company and its subsidiaries. Under the Purchase Plan, shares of common stock will be issued upon exercise of the purchase rights. Under the Purchase Plan, an aggregate of 900,000 shares may be issued pursuant to the exercise of purchase rights. In August 2010, the Board of Directors adopted and the stockholders approved an amendment and restatement of the Purchase Plan. The amendment and restatement includes an increase of 500,000 shares of common stock that will be available under the Purchase Plan and extends the term of the Purchase Plan for a period of ten years. As amended, the Purchase Plan will continue by its terms through June 30, 2020, unless terminated sooner, and will reserve for issuance a total of 1,400,000 shares of common stock. The maximum amount that an employee can contribute during a purchase right period is $25,000 or 15% of the employee's regular compensation. Under the Purchase Plan, the exercise price of a purchase right is 95% of the fair market value of such shares on the last day of the purchase right period. The fair market value of the stock is its closing price as reported on the Nasdaq Global Market on the day in question. During the fiscal years ended March 31, 2013, 2012 and 2011, the Company issued a total of 22,478 shares, 21,338 shares and 25,133 shares of stock, respectively, to regular full and part-time employees or officers of the Company who elected to participate in the Purchase Plan. As of March 31, 2013, there were 442,490 shares available for future grant under the Purchase Plan.

Stockholder Rights Plan

The Company has entered into a rights agreement, as amended, with Mellon Investor Services LLC, as rights agent. In connection with the rights agreement, the Company's board of directors authorized and declared a dividend distribution of one preferred stock purchase right for each share of the Company's common stock authorized and outstanding. Each right entitles the registered holder to purchase from the Company a unit consisting of one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $0.001 per share, at a purchase price of $10.00 per unit, subject to adjustment. The description and terms of the rights are set forth in the rights agreement. Initially, the rights are attached to all common stock certificates representing shares then outstanding, and no separate rights certificates are distributed. Subject to certain exceptions specified in the rights agreement, the rights will separate from the common stock and will be exercisable upon the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of common stock, other than as a result of repurchases of stock by the Company or certain inadvertent actions by institutional or certain other stockholders, or (ii) 10 days (or such later date as the Company's Board of Directors shall determine) following the commencement of a tender offer or exchange offer (other than certain permitted offers described in the rights agreement) that would result in a person or group beneficially owning 20% or more of the outstanding shares of the Company's common stock. On June 9, 2011, the Company's Board of Directors unanimously approved a second amendment to the rights agreement, which was approved by the stockholders in August 2011. The second amendment adds an additional "sunset provision," which provides that the rights agreement will

9. Stockholders' Equity (Continued)

expire on the 30th day after the 2014 annual meeting of stockholders unless continuation of the rights agreement is approved by the stockholders at that meeting. The second amendment also provides for an update to the definition of "Beneficial Owner" to include derivative interests in the calculation of a stockholder's ownership. In addition, the second amendment clarifies the manner in which the exchange provision of the rights agreement shall be effected. The rights are intended to protect the Company's stockholders in the event of an unfair or coercive offer to acquire the Company. The rights, however, should not affect any prospective offeror willing to make an offer at a fair price and otherwise in the best interests of the Company and its stockholders, as determined by the Board of Directors. The rights should also not interfere with any merger or other business combination approved by the Board of Directors.

Underwritten and Registered Direct Placement of Common Stock

Effective March 5, 2012, the Company completed a registered direct placement in which it sold 22.6 million shares of the Company's common stock, par value $.001 per share, and warrants to purchase 22.6 million shares of common stock with an initial exercise price of $1.55 per share, at a price of $1.11 per unit (the "2012 Warrants"). Each unit consisted of one share of common stock and a warrant to purchase one share of common stock. The 2012 Warrants expire on October 31, 2013. In addition, the Company obtained the right to require investors in the offering to purchase up to an aggregate maximum of 19.0 million additional shares of common stock from the Company (the "Put Options") during two option exercise periods, the first such option exercise period beginning September 10, 2012 and the second such option exercise period beginning March 4, 2013. Each Put Option was subject to certain conditions which reduced the number of shares that could be sold or eliminate the Put Option. These conditions included a minimum volume-weighted average price (VWAP) and a minimum average trading volume of the Company's common shares during the 30 trading days prior to the exercise of the Put Option. The March 2012 sale resulted in net proceeds of approximately $23.1 million net of direct incremental costs of approximately $1.9 million.

On September 18, 2012, the Company entered into an Investor Agreement with one of the investors in the 2012 registered direct offering pursuant to which the investor agreed to (i) waive the condition precedent to the Company's exercise of the Put Option requiring the arithmetic average of the average daily trading volumes during the measurement period set forth in the subscription agreement between the Company and the investor and on the exercise date be not less than 1.75 million shares and (ii) amend the subscription agreement to provide that the purchase price of the additional shares during the first exercise period would be discounted pursuant to a formula that resulted in a purchase price for the first exercise period of $0.94 per share. Additionally, pursuant to the Investor Agreement, the Company agreed to amend the exercise price of the 2012 Warrants originally issued to the Investor to $1.26. The exercise of the first Put Option resulted in net proceeds of $4.2 million. The 2012 Warrants still outstanding as of March 31, 2013 provided for the purchase of 22.6 million shares at a weighted average exercise price of $1.41 per share. On February 21, 2013, the Company entered into a letter agreement (each a "Letter Agreement" and, collectively, the "Letter Agreements") with each of the investors in the March 5, 2012 registered direct offering. Pursuant to the Letter Agreements, the parties evidenced their mutual agreement that the Company would not exercise any portion of the second Put Option. The Company chose not to exercise the second of the two Put Options because of its improved cash position and its desire to avoid stockholder dilution.

9. Stockholders' Equity (Continued)

Effective January 9, 2012, the Company entered into warrant exercise agreements with two holders of warrants issued by the Company on January 24, 2007 (the "2007 Warrants") to purchase an aggregate of 1.6 million shares of the Company's common stock. Pursuant to the warrant exercise agreements, the holders agreed to exercise the 2007 Warrants at the existing exercise price of $1.17 in exchange for fees in the aggregate amount of approximately $0.3 million. The net proceeds to the Company in connection with the exercise of these 2007 Warrants was approximately $1.6 million.

Effective November 21, 2011, the Company entered into warrant exercise agreements with (i) two holders of warrants issued by the Company on September 17, 2009 (the "September 2009 Warrants") to purchase an aggregate of 5.8 million shares of the Company's common stock, (ii) four holders of warrants issued by the Company on September 17, 2008 (the "2008 Warrants") to purchase an aggregate of 2.4 million shares of the Company's common stock and (iii) six holders of 2007 Warrants to purchase an aggregate of 5.2 million shares of the Company's common stock. Pursuant to the warrant exercise agreements, the September 2009 Warrant holders agreed to exercise the September 2009 Warrants described above at the existing exercise price of $1.34 in exchange for a fee of an aggregate amount of approximately $5.4 million, the 2008 Warrant holders agreed to exercise the 2008 Warrants described above at the existing exercise price of $1.60 in exchange for a fee of an aggregate amount of approximately $2.2 million and the 2007 Warrant holders agreed to exercise the 2007 Warrants described above at the existing exercise price of $1.17 in exchange for a fee of an aggregate amount of approximately $1.8 million. The net proceeds to the Company, in connection with the exercise of the September 2009 Warrants, the 2008 Warrants and the 2007 Warrants, were approximately $8.4 million. The 2008 Warrants to purchase an additional 0.5 million shares were subsequently exercised on November 22, 2011 at the existing exercise price of $1.60 in exchange for a fee of approximately $0.5 million, resulting in net proceeds of approximately $0.4 million.

Effective March 9, 2011, the Company entered into warrant exercise agreements with (i) the only two holders of warrants issued by the Company on May 7, 2009 (the "May 2009 Warrants") to purchase an aggregate of 3.6 million shares of the Company's common stock, (ii) one holder of 2008 Warrants to purchase 0.4 million shares of the Company's common stock and (iii) four holders of 2007 Warrants to purchase an aggregate of 8.5 million shares of the Company's common stock. Pursuant to the warrant exercise agreements, the May 2009 Warrant holders agreed to exercise the May 2009 Warrants described above at the existing exercise price of $0.95 per share in exchange for a fee of an aggregate amount of approximately $1.0 million, the 2008 Warrant holder agreed to exercise the 2008 Warrants described above at the existing exercise price of $1.60 per share in exchange for a fee of an aggregate amount of approximately $0.2 million and the 2007 Warrant holders agreed to exercise the 2007 Warrants described above at the existing exercise price of $1.17 per share in exchange for a fee of an aggregate amount of approximately $1.2 million. The net proceeds to the Company in connection with the exercise of the May 2009 Warrants, the 2008 Warrants and the 2007 Warrants, after deducting expenses of approximately $0.4 million, was approximately $11.2 million. Immediately prior to the exercise of these warrants, the Company revalued the warrants and recorded a charge of $6.9 million to operations during the three months ended March 31, 2011. The induced exercise of the warrants resulted in a reduction of the charge to operations by $1.0 million during the three months ended March 31, 2011. The exercise of these warrants resulted in a reduction of the warrant liability of $9.7 million.

9. Stockholders' Equity (Continued)

The following table outlines the warrant activity:

	March 2012 Shares	September 2009 Shares	May 2009 Shares	September 2008 Shares	January 2007 Shares
Balance, March 31, 2010	—	5,780,347	3,612,717	7,686,795	17,003,898
Issuance of warrants	—	—	—	48,042	—
Warrants exercised	—	—	(3,612,717)	(392,190)	(8,468,324)
Balance, March 31, 2011	—	5,780,347	—	7,342,647	8,535,574
Issuance of warrants	22,550,000	—	—	—	—
Warrants exercised	—	(5,780,347)	—	(3,579,239)	(7,298,234)
Anti-dilution provision	—	—	—	146,626	—
Warrants expired	—	—	—	—	(1,237,340)
Balance, March 31, 2012	22,550,000	—	—	3,910,034	—
Anti-dilution provision	—	—	—	51,437	
Balance, March 31, 2013	22,550,000	—	—	3,961,471	—

10. Fair Value Measurements

The FASB has established a framework for measuring fair value in generally accepted accounting principles. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1. Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2. Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets
- Quoted prices for identical or similar assets or liabilities in inactive markets
- Inputs other than quoted prices that are observable for the asset or liability
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3. Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

10. Fair Value Measurements (Continued)

The table below presents our assets and liabilities that are measured at fair value on a recurring basis during Fiscal 2013 and are categorized using the fair value hierarchy (in thousands):

	Fair Value Measurements at March 31, 2013			
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash equivalents	$27,742	$27,742	$—	$ —
Warrant liability	$ (10)	$ —	$—	$(10)

Cash equivalents includes cash held in money market and U.S. Treasury Funds at March 31, 2013.

The table below presents our assets and liabilities that are measured at fair value on a recurring basis during Fiscal 2012 and are categorized using the fair value hierarchy (in thousands):

	Fair Value Measurements at March 31, 2012			
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Quoted Prices in Active Markets for Identical Assets (Level 2)	Significant Unobservable Inputs (Level 3)
Cash equivalents	$39,790	$39,790	$—	$ —
Warrant liability	$ (791)	$ —	$—	$(791)

Basis for Valuation

The carrying values reported in the consolidated balance sheets for cash and cash equivalents, restricted cash, accounts receivable and accounts payable approximate fair values because of the immediate or short-term maturities of these financial instruments. As the Company's obligations under the Credit Facility are based on adjustable market interest rates, the Company has determined that the carrying value approximates the fair value. The carrying values and estimated fair values of these obligations are as follows (in thousands):

	As of March 31, 2013		As of March 31, 2012	
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Obligations under the credit facility	$13,476	$13,476	$10,431	$10,431

The Company adopted the amended provisions of ASC 815 on determining what types of instruments or embedded features in an instrument held by a reporting entity can be considered indexed to its own stock for the purpose of evaluating the first criteria of the scope exception in ASC 815. Warrants issued by the Company in prior periods with certain antidilution provisions for the holder are no longer considered indexed to the Company's own stock, and therefore no longer qualify for the scope exception and must be accounted for as derivatives. These warrants were reclassified as liabilities under the caption "Warrant liability" and recorded at estimated fair value at each reporting date, computed using the Monte Carlo simulation valuation method. The Company will continue to adjust the warrant liability for changes in fair value until the earlier of the exercise of the warrants, at which time the liability will be reclassified to stockholders' equity, or expiration of the warrants.

10. Fair Value Measurements (Continued)

Changes in the liability from period to period are recorded in the Statements of Operations under the caption "Change in fair value of warrant liability."

The fair value of the Company's warrant liability (see Note 9—Stockholders' Equity—Underwritten and Registered Direct Placement of Common Stock) recorded in the Company's financial statements is determined using the Monte Carlo simulation valuation method and the quoted price of the Company's common stock in an active market, volatility and expected life, a Level 3 measurement. Volatility is based on the actual market activity of the Company's stock. The expected life is based on the remaining contractual term of the warrants and the risk free interest rate is based on the implied yield available on U.S. Treasury Securities with a maturity equivalent to the warrants' expected life.

The Company calculated the estimated fair value of warrants on the date of issuance and at each subsequent reporting date using the following assumptions:

	Fiscal Year Ended March 31, 2013	Fiscal Year Ended March 31, 2012
Risk-free interest rates range	0.1% to 0.2%	0.0% to 1.5%
Contractual term (in years)	0.5 years to 1.2 years	0.1 years to 4.9 years
Expected volatility range	37.2% to 65.8%	60.5% to 84.9%

From time to time, the Company sells common stock warrants that are derivative instruments. The Company does not enter into speculative derivative agreements and does not enter into derivative agreements for the purpose of hedging risks.

As discussed above, the Company adopted authoritative guidance issued by the FASB on contracts in an entity's own equity that requires the common stock warrants to be classified as liabilities at their estimated fair value with changes in fair value at each reporting date recognized in the statement of operations. The table below provides a reconciliation of the beginning and ending balances for the warrant liability which is measured at fair value using significant unobservable inputs (Level 3) (in thousands):

Warrant liability:	
Balance as of March 31, 2010	$ 26,803
Total realized and unrealized (gains) losses:	
Expense included in change in fair value of warrant liability	3,667
Purchases, issuances and settlements	(9,698)
Balance as of March 31, 2011	$ 20,772
Total realized and unrealized (gains) losses:	
Income included in change in fair value of warrant liability	(13,872)
Purchases, issuances and settlements	(6,109)
Balance at March 31, 2012	$ 791
Total realized and unrealized (gains) losses:	
Income included in change in fair value of warrant liability	(781)
Balance at March 31, 2013	$ 10

11. Revolving Credit Facility

The Company maintains two Credit and Security Agreements, as amended (the "Agreements"), with Wells Fargo Bank, National Association ("Wells Fargo"), which provide the Company with a line of credit of up to $15.0 million in the aggregate (the "Credit Facility"). The amount actually available to the Company may be less and may vary from time to time depending on, among other factors, the amount of its eligible inventory and accounts receivable. As security for the payment and performance of the Credit Facility, the Company granted a security interest in favor of Wells Fargo in substantially all of the assets of the Company. The Agreements will terminate in accordance with their terms on September 30, 2014.

The Agreements include affirmative covenants as well as negative covenants that prohibit a variety of actions without Wells Fargo's consent, including covenants that limit the Company's ability to (a) incur or guarantee debt, (b) create liens, (c) enter into any merger, recapitalization or similar transaction or purchase all or substantially all of the assets or stock of another entity, (d) pay dividends on, or purchase, acquire, redeem or retire shares of, the Company's capital stock, (e) sell, assign, transfer or otherwise dispose of all or substantially all of the Company's assets, (f) change the Company's accounting method or (g) enter into a different line of business. Furthermore, the Agreements contain financial covenants, including (a) a requirement not to exceed specified levels of losses, (b) a requirement to maintain a substantial minimum monthly cash balance to outstanding line of credit advances based upon the Company's financial performance which was $15.0 million as of March 31, 2013, and (c) limitations on the Company's annual capital expenditures. The Agreement also defines an event of default to include a material adverse effect on the Company's business, as determined by Wells Fargo. An event of default for this or any other reason, if not waived, would have a material adverse effect on the Company.

Several times since entering into the Agreements and prior to April 1, 2012, the Company was not in compliance with certain covenants under the Credit Facility. In connection with each event of noncompliance, Wells Fargo waived the event of default and, on several occasions, the Company amended the Agreements in response to the default and waiver. If the Company had not obtained the waivers and amended the Agreements as described above, the Company would not have been able to draw additional funds under the Credit Facility.

In addition, the Company has pledged its accounts receivables, inventories, equipment, patents and other assets as collateral for its Agreements, which would be subject to seizure by Wells Fargo if the Company were in default under the Agreements and unable to repay the indebtedness. Wells Fargo also has the option to terminate the Agreements or accelerate the indebtedness during a period of noncompliance. Based on the Company's current forecasts, the Company believes it will maintain compliance with the covenants contained in the amended Agreements for at least the next twelve months. If a covenant violation were to occur, the Company would attempt to negotiate a waiver of compliance from Wells Fargo. On June 7, 2013, the Company entered into an amendment to the Agreements which set the financial covenants for Fiscal 2014. As of March 31, 2013 the Company was in compliance with the covenants contained in the amended Agreements for Fiscal 2013.

The Company is required to maintain a Wells Fargo collection account for cash receipts on all of its accounts receivable. These amounts are immediately applied to reduce the outstanding amount on the Credit Facility. The floating rate for line of credit advances is the sum of daily three month London Inter—Bank Offer Rate ("LIBOR"), which interest rate shall change whenever daily three month LIBOR changes, plus applicable margin. Based on the revolving nature of the Company's borrowings

11. Revolving Credit Facility (Continued)

and payments, the Company classifies all outstanding amounts as current liabilities. The applicable margin varies based on net income and the minimum interest floor is set at $66,000 each calendar quarter. The Company's borrowing rate at March 31, 2013 and March 31, 2012 was 5.4% and 5.5%, respectively.

The Company incurred $0.1 million in origination fees in connection with a September 2011 amendment to the Agreements that increased borrowing capacity and extended the maturity date of the line of credit. These fees were capitalized and are being amortized to interest expense through September 2014. The Company is also required to pay an annual unused line fee of one-quarter of one percent of the daily average of the maximum line amount and 1.5% interest with respect to each letter of credit issued by Wells Fargo. These amounts, if any, are also recorded as interest expense by the Company. As of March 31, 2013 and March 31, 2012, $13.5 million and $10.4 million in borrowings were outstanding, respectively, under the Credit Facility. As of March 31, 2013, approximately $40,000 was available for additional borrowing. Interest expense related to the Credit Facility during the year ended March 31, 2013 was $0.7 million, which includes $0.1 million in amortization of deferred financing costs. Interest expense related to the Credit Facility during each of the years ended March 31, 2012 and 2011 was $0.8 million, which includes $0.2 million in amortization of deferred financing costs.

12. Commitments and Contingencies

Purchase Commitments

As of March 31, 2013, the Company had firm commitments to purchase inventories of approximately $31.5 million through Fiscal 2014. Certain inventory delivery dates and related payments are not scheduled; therefore amounts under these firm purchase commitments will be payable upon the receipt of the related inventories.

Lease Commitments

The Company leases offices and manufacturing facilities under various non-cancelable operating leases expiring at various times through the fiscal year ending March 31, 2018. All of the leases require the Company to pay maintenance, insurance and property taxes. The lease agreements for primary office and manufacturing facilities provide for rent escalation over the lease term and renewal options for five-year periods. Rent expense is recognized on a straight-line basis over the term of the lease. The difference between rent expense recorded and the amount paid is credited or charged to deferred rent, which is included in other long-term liabilities in the accompanying consolidated balance sheets. The balance of deferred rent was approximately $0.1 million and $0.3 million as of March 31, 2013 and 2012, respectively. Rent expense was approximately $2.1 million, $2.1 million and $2.4 million for the years ended March 31, 2013, 2012 and 2011, respectively.

On August 27, 2009, the Company entered into a second amendment (the "Chatsworth Amendment") to the Lease Agreement, dated December 1, 1999, for leased premises used by the Company for primary office space, engineering testing and manufacturing located in Chatsworth, California. The Chatsworth Amendment extends the term of the Lease Agreement from May 31, 2010 to July 31, 2014. The Company has two five-year options to extend the term of the Lease Agreement beyond July 31, 2014. The Chatsworth Amendment also sets the monthly base rent payable by the Company under the Lease Agreement at $67,000 per month, with an annual increase in the base rent on August 1, 2010, August 1, 2011, August 1, 2012 and August 1, 2013. On such dates, the base rent

12. Commitments and Contingencies (Continued)

shall increase by 5% of the base rent in effect at the time of the increase or a percentage equivalent to the increase in the Consumer Price Index, whichever is greater.

On March 28, 2013, the Company and Prologis, L.P., formerly known as AMB Property, L.P., entered into a third amendment (the "Van Nuys Amendment") to the Lease Agreement dated September 25, 2000, for leased premises used by the Company for engineering testing and manufacturing located in Van Nuys, California. The Van Nuys Amendment extends the term of the Lease Agreement from December 31, 2012 to December 31, 2017. The Amendment also adjusts the monthly base rent payable by the Company under the Lease Agreement to the following: $60,000 per month from January 1, 2013 through June 30, 2015 and $65,000 per month from July 1, 2015 through December 31, 2017.

At March 31, 2013, the Company's minimum commitments under non-cancelable operating leases were as follows (in thousands):

Year Ending March 31,	Operating Leases
2014	$1,881
2015	1,136
2016	780
2017	779
2018	584
Total minimum lease payments	$5,160

Other Commitments

During the three months ended December 31, 2012, the Company incurred $0.5 million in connection with the renewal of insurance contracts, which was financed by a note payable. The note bears interest at rate of 2.2% per annum with principal and interest paid monthly through August 2013. The outstanding balance of the note payable as of March 31, 2013 was approximately $0.2 million.

During the three months ended December 31, 2011, the Company incurred $0.6 million in connection with the renewal of insurance contracts, which was financed by a note payable. The note bears interest at rate of 2.2% per annum with principal and interest paid monthly through October 2012. The outstanding balance of the note payable as of March 31, 2012 was approximately $0.3 million. As of March 31, 2013 this note payable was paid in full.

On February 1, 2010, the Company and CPS also entered into an agreement pursuant to which the Company agreed to purchase 125 kW waste heat recovery generator systems from CPS, which agreement was subsequently assigned to General Electric Company (GE) in October of 2010. In exchange for certain minimum purchase requirements of $18.7 million through December 2015, the Company has exclusive rights to sell the zero-emission waste heat recovery generator for all microturbine applications and for applications 500 kW or lower where the source of heat is the exhaust of a reciprocating engine used in a landfill application. As of March 31, 2013, the Company was not in compliance with the minimum purchase requirements in the agreement. Loss of exclusivity is dependent upon receiving proper notification from GE as set forth in the agreement.

12. Commitments and Contingencies (Continued)

In September 2010, the Company was awarded a grant from the DOE for the research, development and testing of a more efficient microturbine Combined Heat and Power (CHP) system. Part of the improved efficiency will come from an improved microturbine design, with a projected electrical efficiency of 42% and power output of 370 kW. The project is estimated to cost approximately $17.4 million. The DOE will contribute $5.0 million toward the project, and the Company will incur approximately $12.4 million in research and development expense. During Fiscal 2012, this project was extended until September 2013. The Company billed the DOE under the contract for this project a cumulative amount of $2.4 million through March 31, 2013.

In November 2009, the Company was awarded a grant from the DOE for the research, development and testing of a more fuel flexible microturbine capable of operating on a wider variety of biofuels. The project is estimated to cost approximately $3.8 million. The DOE will contribute $2.5 million under the program, and the Company will incur approximately $1.3 million in research and development expense. During Fiscal 2012, this project was extended until September 2013. The Company billed the DOE under this contract a cumulative amount of $1.3 million through March 31, 2013.

Agreements the Company has with some of its distributors require that if the Company renders parts obsolete in inventories they own and hold in support of their obligations to serve fielded microturbines, then the Company is required to replace the affected stock at no cost to the distributors. While the Company has never incurred costs or obligations for these types of replacements, it is possible that future changes in the Company's product technology could result and yield costs to the Company if significant amounts of inventory are held at distributors. As of March 31, 2013, no significant inventories were held at distributors.

Legal Matters

From time to time, the Company may become subject to certain legal proceedings, claims and litigation arising in the ordinary course of business. In the opinion of management, the Company is not currently a party to any material legal proceedings, nor is the Company aware of any pending or threatened litigation that would have a material effect on the Company's operating results, cash flows, financial position or results of operations should such litigation be resolved unfavorably.

13. Employee Benefit Plans

The Company maintains a defined contribution 401(k) profit-sharing plan in which all employees are eligible to participate. Employees may contribute up to Internal Revenue Service annual limits or, if less, 90% of their eligible compensation. Employees are fully vested in their contributions to the plan. The plan also provides for both Company matching and discretionary contributions, which are determined by the Board of Directors. The Company began matching 50 cents on the dollar up to 4% of the employee's contributions in October 2006. Prior to that date, no Company contributions had been made since the inception of the plan. The Company's match vests 25% a year over four years starting from the employee's hire date. The expense recorded by the Company for the years ended March 31, 2013, 2012 and 2011 was approximately $0.2 million, $0.3 million and $0.2 million, respectively.

14. Other Current Liabilities

In September 2007, the Company entered into a Development and License Agreement (the "Development Agreement") with UTC Power Corporation ("UTCP"), a division of United Technologies Corporation. The Development Agreement engaged UTCP to fund and support the Company's continued development and commercialization of the Company's 200 kilowatt ("C200") microturbine. Pursuant to the terms of the Development Agreement, UTCP contributed $12.0 million in cash and approximately $800,000 of in-kind services toward the Company's efforts to develop the C200. In return, the Company agreed to pay to UTCP an ongoing royalty of 10% of the sales price of the C200 sold to customers other than UTCP until the aggregate of UTCP's cash and in-kind services investment had been recovered and, thereafter, the royalty would be reduced to 5% of the sales price. In August 2009, the Development Agreement was assigned by UTCP to Carrier Corporation ("Carrier").

On January 14, 2011, the Company entered into an amendment to the Development Agreement with Carrier. The amendment amends the royalty payment from a certain percentage of the sales prices to a predetermined fixed rate for each microturbine system covered by the amendment. Carrier earned $4.3 million, $3.2 million and $1.9 million in royalties for C200 and C1000 Series system sales during the year ended March 31, 2013, 2012 and 2011, respectively. Earned royalties of $1.4 million and $1.0 million were unpaid as of March 31, 2013 and March 31, 2012, respectively, and are included in accrued expenses in the accompanying balance sheets.

15. Acquisition

On February 1, 2010 (the "Closing Date"), the Company acquired the microturbine generator product line (the "MPL") from CPS to expand the Company's microturbine product line and to gain relationships with distributors to supply the Company's products. The Company entered into an Asset Purchase Agreement ("APA"), subject to an existing license retained by CPS, to purchase all of the rights and assets related to the manufacture and sale of the MPL, including intellectual property, design, tooling, drawings, patents, know-how, distribution and supply agreements.

The table below summarizes the consideration paid for the rights and assets of the MPL on the Closing Date. No voting interests in CPS were acquired in this transaction (in thousands).

Description	Purchase Price
Stock issued at Closing Date	$1,798
Fair value of consideration at Second Funding Date, stock or cash	2,990
Total purchase consideration	$4,788

Pursuant to the APA, the Company issued to CPS 1,550,387 shares of common stock at the Closing Date and agreed to pay additional consideration of $3.1 million on July 30, 2010 (the "Second Funding Date"). The additional consideration was to be paid, at the Company's discretion, in shares of the Company's common stock or cash. The Company elected to satisfy the amount due on the Second Funding Date with common stock and issued 3,131,313 shares to CPS. This second payment constituted a financial instrument which was accounted for as a liability at fair value at the acquisition date in accordance with ASC 480, "Distinguishing Liabilities from Equity." This liability was recorded at fair

15. Acquisition (Continued)

value on the Closing Date and was accreted to its full settlement value at the Second Funding Date by recording the increase to interest expense.

The Company determined that the CPS transaction constitutes a business combination in accordance with ASC 805, "Business Combinations." The purchase price was allocated to the tangible and intangible assets acquired based on their estimated fair values on the acquisition date. The Company incurred $0.1 million of costs during Fiscal 2010 related to the acquisition of the MPL. These costs are recorded in selling, general and administrative expenses in the accompanying statement of operations. In October 2010, General Electric Company purchased certain assets of CPS, including the 125 kW waste heat recovery generator systems product line.

The following table presents the purchase price allocation (in thousands):

Description	Purchase Price
Manufacturing equipment	$ 292
Intangible Assets:	
Technology	2,240
Parts/service customer relationships	1,080
TA100 customer relationships	617
Backlog	490
Trade name	69
Total purchase consideration	$4,788

The financial results of the MPL have been included in the Company's Statements of Operations commencing on the Closing Date. Total revenue and net loss generated from the MPL subsequent to the Closing Date were $1.3 million and $32,500, respectively. The following unaudited pro forma financial information presents the results as if the MPL acquisition had occurred at the beginning of Fiscal 2010 (in thousands):

	Fiscal Year Ended March 31, 2010
Revenue	$ 64,279
Net Loss	(69,977)

Supply Agreement

On the Closing Date, the Company and CPS entered into a manufacturing supply agreement under which CPS would continue to manufacture the TA100 microturbines for the Company through March 31, 2011 (the "Transition Period"). During the Transition Period, CPS leased from the Company on a royalty-free basis the intellectual property required to manufacture TA100 microturbines.

On April 28, 2011, the Company purchased $2.3 million of the remaining TA100 microturbine inventory that was not consumed as part of the TA100 manufacturing process and acquired the manufacturing equipment.

15. Acquisition (Continued)

Original Equipment Manufacturer ("OEM") Agreement

On the Closing Date, the Company also entered into an agreement with CPS to purchase 125 kW waste heat recovery generator systems from CPS. In exchange for certain minimum purchase requirements through December 2015, the Company has exclusive rights to sell the zero-emission waste heat recovery generator for all microturbine applications and for applications 500 kW or lower where the source of heat is the exhaust of a reciprocating engine used in a landfill application. The Company must meet specified annual sales targets in order to maintain the exclusive rights to sell the waste heat recovery generators. The OEM agreement is being treated as a separate transaction from the MPL acquisition. As of March 31, 2013, the Company was not in compliance with the minimum purchase requirements in the agreement. Loss of exclusivity is dependent upon receiving proper notification from GE as set forth in the agreement.

SCHEDULE II

CAPSTONE TURBINE CORPORATION

VALUATION AND QUALIFYING ACCOUNTS

FOR THE YEARS ENDED MARCH 31, 2013, 2012 and 2011

(In thousands)

Allowance for Doubtful Accounts:	
Balance, March 31, 2010	$ 121
Additions charged to costs and expenses	359
Deductions	(268)
Balance, March 31, 2011	$ 212
Additions charged to costs and expenses	2,256
Deductions	(240)
Balance, March 31, 2012	$2,228
Additions charged to costs and expenses	276
Deductions	(362)
Balance, March 31, 2013	$2,142

SIGNATURES

Pursuant to the requirements of Sections 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAPSTONE TURBINE CORPORATION

By: /s/ EDWARD I. REICH

Edward I. Reich
Executive Vice President, Chief Financial Officer
(Principal Financial Officer)

Date: June 13, 2013

KNOW ALL MEN BY THESE PRESENTS, that we, the undersigned officers and directors of Capstone Turbine Corporation, hereby severally constitute Darren R. Jamison and Edward I. Reich, and each of them singly, our true and lawful attorneys with full power to them, and each of them singly, to sign for us and in our names in the capacities indicated below, this Annual Report on Form 10-K and any and all amendments to said Form 10-K, and generally to do all such things in our names and in our capacities as officers and directors to enable Capstone Turbine Corporation to comply with the provisions of the Securities Exchange Act of 1934, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said Form 10-K and any and all amendments thereto.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ DARREN R. JAMISON Darren R. Jamison	President, Chief Executive Officer and Director (Principal Executive Officer)	June 13, 2013
/s/ EDWARD I. REICH Edward I. Reich	Executive Vice President, Chief Financial Officer (Principal Financial Officer)	June 13, 2013
/s/ JAYME L. BROOKS Jayme L. Brooks	Chief Accounting Officer (Principal Accounting Officer)	June 13, 2013
/s/ GARY D. SIMON Gary D. Simon	Chairman of the Board of Directors	June 13, 2013
/s/ RICHARD K. ATKINSON Richard K. Atkinson	Director	June 13, 2013
/s/ JOHN V. JAGGERS John V. Jaggers	Director	June 13, 2013

Signature	Title	Date
/s/ NOAM LOTAN Noam Lotan	Director	June 13, 2013
/s/ GARY J. MAYO Gary J. Mayo	Director	June 13, 2013
/s/ ELIOT G. PROTSCH Eliot G. Protsch	Director	June 13, 2013
/s/ HOLLY A. VAN DEURSEN Holly A. Van Deursen	Director	June 13, 2013
/s/ DARRELL J. WILK Darrell J. Wilk	Director	June 13, 2013

STOCK PERFORMANCE GRAPH

The graph below compares the cumulative total stockholder return on Capstone's common stock with the cumulative total return of the NASDAQ Composite Index and a peer group of small capitalization power technology companies ("SCPT")(1). The stock price performance shown in the graph below is not indicative of potential future stock price performance. Management believes that the NASDAQ Composite Index and the SCPT provide an appropriate measure of the Company's common stock price performance.

The graph assumes an initial investment of $100 on March 31, 2008 and reinvestment of quarterly dividends. No cash dividends have been declared on shares of the Company's common stock.

Comparison of 5 Year Cumulative Total Return

Among Capstone Turbine Corporation, The NASDAQ Composite Index, and a Peer Group


$200
$150
$100
$50
$0
3/08
3/09
3/10
3/11
3/12
3/13
Capstone Turbine Corporation
NASDAQ Composite
Peer Group

	Fiscal Year Ended March 31,					
	2008	2009	2010	2011	2012	2013
Capstone Turbine Corporation	100	34	60	85	48	42
Peer Group	100	33	35	49	48	79
NASDAQ Composite Index	100	67	106	125	140	151

(1) The SCPT consists of the following companies, all traded on the NASDAQ Global Market: Active Power, Inc. (ACPW), FuelCell Energy, Inc. (FCEL), Generac Holdings, Inc. (GNRC) and Plug Power, Inc. (PLUG).

This information shall not be deemed to be "soliciting material" or "filed" with the SEC or incorporated by reference into any filings with the SEC, or subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, except to the extent that the Company specifically requests that it be treated as soliciting material or incorporates it by reference into a document filed under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934.

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Board of Directors

Gary Simon
Chairman, Capstone Turbine Corporation
President, Sigma Energy Group
Retired President & Chief Executive Officer,
Acumentrics Corporation

Richard Atkinson
Chief Financial Officer, Gradient Resources

John Jaggers
Managing General Partner, Sevin Rosen Funds

Darren Jamison
President & Chief Executive Officer,
Capstone Turbine Corporation

Noam Lotan
President & Chief Executive Officer,
Resonate Industries, Inc.
Former President & Chief Executive Officer,
MRV Communications, Inc.

Gary Mayo
Principal, Sustainability Excellence Associates, LLC
Former Vice President Energy & Environmental Services,
MGM Resorts International

Eliot Protsch
President, Wapsie Investment & Advisory, LLC
Retired Chief Operating Officer & Chief Financial Officer,
Alliant Energy Corporation

Holly Van Deursen
Non-Executive Director (several companies)
Former Executive, BP plc/Amoco Corporation

Darrell Wilk
President, Ace Label Systems
Former Vice President, ITT Corp. Electronic Components

Executive Officers

Darren Jamison
President & Chief Executive Officer

Edward Reich
Executive Vice President & Chief Financial Officer

James Crouse
Executive Vice President, Sales & Marketing

Jayme Brooks
Vice President, Finance & Chief Accounting Officer

Corporate Information

Stock Listing
Common Stock traded on NASDAQ: CPST

Transfer Agent
Computershare Trust Company
250 Royall Street
Canton, MA 02021
www.computershare.com/investor

Corporate Counsel
Waller Lansden Dortch & Davis, LLP
511 Union Street, Suite 2700
Nashville, TN 37219
www.wallerlaw.com

Independent Accountants
KPMG LLP
355 South Grand Avenue, Suite 2000
Los Angeles, CA 90071

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Annual Meeting of Stockholders

The 2013 Annual Meeting of Stockholders will be held at Capstone Turbine Corporation Chatsworth headquarters on Thursday, August 29, 2013 at 9:00 a.m. Pacific Time. Capstone Turbine Corporation will provide a listen only live audio webcast of the annual meeting. The listen only live audio webcast will be available via the Capstone Turbine Corporation Investor webpage at www.capstoneturbine.com/investor. A replay of the Webcast will be available on the website following the live event for 30 days.

This report contains "forward-looking statements," as that term is used in the federal securities laws, about Capstone's business, including statements regarding future sales and results of operations, expanded market opportunities and growth in existing markets, production expansion, improved supply chain management and operational efficiencies, advantages of our products over competing energy sources, compliance with government regulations, new product development and the success of future installations, increased revenue and backlog, the environmental advantages, reliability and efficiency of our products, use of our products in the energy efficiency, critical power supply, green building and transportation markets, rapid expansion of the oil and gas market, lowered costs, improved gross margin, and achievement of profitability. These forward-looking statements are subject to numerous assumptions, risks and uncertainties that may cause Capstone's actual results to be materially different from any future results expressed or implied in such statements. These risks and uncertainties include those risks and uncertainties identified in Capstone's filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K filed on June 13, 2013. Capstone cautions you not to place undue reliance on these forward-looking statements, which speak only as of the date of this report. Capstone undertakes no obligation to revise any forward-looking statements to reflect events or circumstances occurring after the initial release of this report or to reflect the occurrence of unanticipated events.



Capstone Turbine Corp.
21211 Nordhoff Street
Chatsworth, CA 91311

Phone: 1.818.734.5300
Fax: 1.818.734.5320
Toll Free: 1.866.422.7786

www.capstoneturbine.com

Capstone Turbine Corporation (Nasdaq: CPST) is the world's leading producer of low-emission microturbine systems and was the first to market commercially viable microturbine energy products. Capstone Turbine has shipped approximately 7,000 Capstone Microturbine systems to customers worldwide. These award-winning systems have logged millions of documented runtime operating hours. Capstone Turbine is a member of the U.S. Environmental Protection Agency's Combined Heat and Power Partnership, which is committed to improving the efficiency of the nation's energy infrastructure and reducing emissions of pollutants and greenhouse gases. A UL-Certified ISO 9001:2008 and ISO 14001:2004 certified company, Capstone is headquartered in the Los Angeles area with sales and/or service centers in the New York Metro Area, Mexico City, Nottingham, Shanghai and Singapore.

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